As filed with the Securities and Exchange Commission on May 9, 2012

No. 333-181025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Acadia Healthcare Company, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8093	45-2492228
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
	830 Crescent Centre Drive, Suite 610 Franklin, Tennessee 37067 (615) 861-6000

Christopher L. Howard

Executive Vice President, General Counsel and Secretary

Acadia Healthcare Company, Inc.

830 Crescent Centre Drive, Suite 610

Franklin, Tennessee 37067

(615) 861-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Richard W. Porter, P.C. Christopher P. Bennett Sarah B. Gabriel Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000	Donald J. Murray Covington & Burling LLP 620 Eighth Avenue New York, New York 10018 (212) 841-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED (1)	PROPOSED MAXIMUM OFFERING PRICE PER SHARE (2)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)(2)	AMOUNT OF REGISTRATION FEE (2)(3)
Common Stock, $0.01 par value per share	9,487,500	$15.33	$145,443,375	$16,667.81

(1)	Includes 1,237,500 shares of common stock subject to an option we have granted the underwriters in connection with this offering.
(2)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average high and low prices of the Registrant’s common stock on April 24, 2012, as reported by The NASDAQ Global Market.

(3)	This amount was previously paid in connection with the initial filing of this registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 9, 2012

PRELIMINARY PROSPECTUS

8,250,000 Shares

Acadia Healthcare Company, Inc.

Common Stock

We are offering 8,250,000 shares of our common stock. Our common stock is traded on The NASDAQ Global Market under the symbol “ACHC.” On May 8, 2012, the last reported sale price of our common stock on The NASDAQ Global Market was $16.99 per share.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 18 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Acadia Healthcare Company, Inc.	$	$

Delivery of the shares of common stock is expected to be made on or about                     , 2012. We have granted the underwriters an option for a period of 30 days to purchase an additional 1,237,500 shares of our common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $            , and the total proceeds to us, net of underwriting discounts but before expenses, will be $            .

Joint Book-Running Managers

Citigroup	BofA Merrill Lynch	Jefferies

Co-Managers

Raymond James	RBC Capital Markets	Avondale Partners

Prospectus dated                     , 2012

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

COMPANY BACKGROUND

Acadia Healthcare Company, Inc. is a Delaware corporation doing business as Pioneer Behavioral Health. Our predecessor, Acadia Healthcare Company, LLC, was organized in 2005 and converted to a corporation in May 2011.

At the beginning of 2011, we operated through six psychiatric and behavioral health facilities. In April 2011, we acquired Youth and Family Centered Services, Inc. (“YFCS”). YFCS operates 13 inpatient and outpatient facilities, psychiatric and behavioral health facilities.

In November 2011, we completed the acquisition of PHC, Inc., which we refer to as “PHC.” PHC operates 15 substance abuse treatment centers and psychiatric facilities and provides related services. In July 2011, PHC had acquired all of the assets of HHC Delaware, Inc. (collectively with its subsidiary, “HHC Delaware”), consisting principally of the MeadowWood Behavioral Health System, an acute care psychiatric hospital (“MeadowWood”). We acquired MeadowWood when we acquired PHC. Concurrently with the acquisition of PHC, we issued $150.0 million in aggregate principal amount of 12.875% Senior Notes due 2018 (the “Senior Notes”). Upon completion of the acquisition of PHC, our common stock began trading on The NASDAQ Global Market under the symbol “ACHC.”

In December 2011, we completed the offering of 9,583,332 shares of our common stock (including shares sold pursuant to the exercise of the option to purchase additional shares that we granted to the underwriters as part of the offering) at a price of $7.50 per share. The net proceeds to us from the sale of the shares, after deducting the underwriting discount of approximately $3.8 million and additional offering-related expenses of approximately $0.9 million, were approximately $67.2 million.

In March 2012, we completed the acquisition from Haven Behavioral Healthcare Holdings, LLC (“Haven”) of three inpatient behavioral healthcare facilities (the “Haven Facilities”) for approximately $90.4 million of cash consideration using the net proceeds from the December 2011 sale of our common stock and borrowings under our senior secured credit facility (the “Senior Secured Credit Facility”). See “Prospectus Summary—Recent Developments.”

In this prospectus, unless the context requires otherwise, references to “Acadia,” the “Company,” “we,” “us” or “our” refer to Acadia Healthcare Company, Inc. and its predecessor, Acadia Healthcare Company, LLC. Current references include the acquired operations mentioned above; historical references include those operations from and after their date of acquisition. When we refer to our operations or results “on a pro forma basis” or “on a pro forma basis giving effect to the acquisitions,” we mean the statement is made as if each of the acquisitions mentioned above had been completed as of the date stated or as of the beginning of the period referenced.

NON-GAAP FINANCIAL MEASURES

We have included certain financial measures in this prospectus, including Pro Forma EBITDA and Pro Forma Adjusted EBITDA, which are “non-GAAP financial measures” as defined under the rules and regulations promulgated by the U.S. Securities and Exchange Commission (“SEC”). We define Pro Forma EBITDA as pro forma net income (loss) adjusted for loss (income) from discontinued operations, net interest expense, income tax provision (benefit) and depreciation and amortization. We define Pro Forma Adjusted EBITDA as Pro Forma EBITDA adjusted for equity-based compensation expense, management fees, legal settlement, integration and closing costs, rate increase of a PHC contract, anticipated operating income at the Seven Hills Behavioral Center, rent elimination and cost savings/synergies. For a reconciliation of pro forma net income (loss) to Pro Forma Adjusted EBITDA, see “Prospectus Summary—Summary Historical Condensed Consolidated Financial Data and Unaudited Pro Forma Condensed Combined Financial Data.” We may not achieve all of the expected benefits from synergies, cost savings and recent improvements to our revenue base.

Pro Forma EBITDA and Pro Forma Adjusted EBITDA, as presented in this prospectus, are supplemental measures of our performance and are not required by, or presented in accordance with, generally accepted accounting principles in the United States (“GAAP”). Pro Forma EBITDA and Pro Forma Adjusted EBITDA are not measures of our financial performance under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as measures of our liquidity. Our measurements of Pro Forma EBITDA and Pro Forma Adjusted EBITDA may not be comparable to similarly titled measures of other companies and are not measures of performance calculated in accordance with GAAP. We have included information concerning Pro Forma EBITDA and Pro Forma Adjusted EBITDA in this prospectus because we believe that such information is used by certain investors as measures of a company’s historical performance. We believe these measures are frequently used by securities analysts, investors and other interested parties in the evaluation of issuers of equity securities, many of which present EBITDA and Adjusted EBITDA when reporting their results. Our presentation of Pro Forma EBITDA and Pro Forma Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.

MARKET AND INDUSTRY DATA

Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources including, but not limited to, IBISWorld industry reports (“IBISWorld”) and reports prepared by the National Institute of Mental Health published in 2010, and the U.S. Department of Health and Human Services published in 2008. Some data are also based on our good faith estimates, which are derived from management’s review of internal data and information, as well as the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information, and we have not ascertained the underlying economic assumptions relied upon therein, and cannot guarantee its accuracy and completeness. Statements as to our market position are based on market data currently available to us and, primarily, on management estimates as information regarding most of our major competitors is not publicly available. Our estimates involve risks and uncertainties, and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

TRADEMARKS AND TRADE NAMES

This prospectus includes our trademarks such as “Pioneer Behavioral Health,” which are protected under applicable intellectual property laws and are the property of Acadia Healthcare Company, Inc. or its subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus or incorporated herein by reference. This summary is not complete and does not contain all of the information that you should consider before making an investment decision. You should carefully read the entire prospectus, including the section entitled “Risk Factors” beginning on page 18 and the financial statements and notes thereto included in this prospectus or incorporated herein by reference, before making any investment decision.

On November 1, 2011, PHC, Inc., a Massachusetts corporation (“PHC”), merged with and into Acadia Merger Sub, LLC, a Delaware limited liability company and our wholly-owned subsidiary (“Merger Sub”), with Merger Sub continuing as the surviving company following the merger (the “PHC Merger”). In this prospectus, references to “Acadia,” the “Company,” “we,” “us” or “our” refer to Acadia Healthcare Company, Inc. and its predecessor, Acadia Healthcare Company, LLC. Current references include the acquired operations to date; historical references include those operations from and after their date of acquisition. We recently completed several significant acquisitions and greatly expanded our business. See “Company Background” and “—Recent Developments.”

Our Company

Overview. We are the leading publicly traded pure-play provider of inpatient behavioral health care services in the United States based upon number of licensed beds. As of March 31, 2012 we operated 33 behavioral healthcare inpatient and outpatient facilities with approximately 2,150 licensed beds in 19 states. We believe that our primary focus on the provision of behavioral health services allows us to operate more efficiently and provide higher quality care than our competitors. On a pro forma basis for the three months ended March 31, 2012 and the year ended December 31, 2011, giving effect to the acquisitions of YFCS, PHC and the Haven Facilities, we would have generated revenue of approximately $98.2 million and approximately $372.4 million, respectively.

Our inpatient facilities offer a wide range of inpatient behavioral health care services for children, adolescents and adults. We offer these services through a combination of acute inpatient behavioral facilities and residential treatment centers (“RTCs”). Our acute inpatient behavioral facilities provide the most intensive level of care, including 24-hour skilled nursing observation and care, daily interventions and oversight by a psychiatrist and intensive, highly coordinated treatment by a physician-led team of mental health professionals. Our RTCs offer longer-term treatment programs primarily for children and adolescents with long-standing chronic behavioral health problems. Our RTCs provide physician-led, multi-disciplinary treatments that address the overall medical, psychiatric, social and academic needs of the patient.

Our outpatient community-based services provide therapeutic treatment to children and adolescents who have a clinically defined emotional, psychiatric or chemical dependency disorder while enabling patients to remain at home and within their community. Many patients who participate in community-based programs have transitioned out of a residential facility or have a disorder that does not require placement in a facility that provides 24-hour care.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors:

Premier operational management team with track record of success. Our management team has approximately 145 combined years of experience in acquiring, integrating and operating a variety of behavioral health facilities. Following the sale of Psychiatric Solutions, Inc. (“PSI”) to Universal Health Services, Inc. in November 2010, certain of PSI’s key former executive officers joined Acadia in February 2011. The combination of the Acadia management team with the operational expertise of the former PSI management team gives us what we believe to be the premier leadership team in the behavioral health care industry. The new management team intends to bring its years of experience operating behavioral health facilities to generate strong cash flow and grow a strong business.

Favorable industry and legislative trends. According to the National Institute of Mental Health, approximately 6% of people in the United States suffer from a seriously debilitating mental illness and over 20% of children, either currently or at some point during their life, have had a seriously debilitating mental disorder. We believe the market for behavioral services will continue to grow due to increased awareness of mental health and substance abuse conditions and treatment options. National expenditures on mental health and substance abuse treatment are expected to reach $239 billion in 2014, up from $121 billion in 2003, representing a compound annual growth rate of approximately 6.4%. While the growing awareness of mental health and substance abuse conditions is expected to accelerate demand for services, recent healthcare reform is expected to increase access to industry services as more people obtain insurance coverage. A key aspect of reform legislation is the extension of mental health parity protections established into law by the Paul Wellstone and Pete Domenici Mental Health Parity and Addiction Equity Act of 2008 (the “MHPAEA”). The MHPAEA provides for equal coverage between psychiatric or mental health services and conventional medical health services and forbids employers and insurers from placing stricter limits on mental health care compared to other health conditions. According to IBISWorld, the MHPAEA is projected to affect more than 113 million individuals.

Leading platform in attractive healthcare niche. We are a leading behavioral healthcare platform in an industry that is undergoing consolidation in an effort to reduce costs and better negotiate with larger payor organizations. In addition, the behavioral health care industry has significant barriers to entry, including (i) significant initial capital outlays required to open new facilities (ii) expertise required to deliver highly specialized services safely and effectively and (iii) high regulatory hurdles that require market entrants to be knowledgeable of state and federal laws and be licensed with local agencies at the facility level.

Diversified revenue and payor bases. As of March 31, 2012, we operated 33 facilities in 19 states. The acquisitions of YFCS, PHC and the Haven Facilities increased our payor, patient/client and geographic diversity, which mitigates the potential risk associated with any single facility. On a pro forma basis for the twelve months ended March 31, 2012, we received 61% of our revenue from Medicaid, 22% from commercial payors, 12% from Medicare, and 5% from other payors. As we receive Medicaid payments from 27 states and the District of Columbia, we do not believe that we are significantly affected by changes in reimbursement policies in any one state. Substantially all of our Medicaid payments relate to the care of children and adolescents. Management believes that children and adolescents are a patient class that is less susceptible to reductions in reimbursement rates. On a pro forma basis, our largest facility would have accounted for less than 7% of total revenue for the twelve months ended March 31, 2012, and no other facility would have accounted for more than 6% of total revenue for the same period. Additionally, on a pro forma basis, no state would have accounted for more than 14% of total revenue for the twelve months ended March 31, 2012. We believe that our increased geographic diversity will mitigate the impact of any financial or budgetary pressure that may arise in a particular state where we operate.

Strong cash flow generation and low capital requirements. We generate strong free cash flow by profitably operating our business and by actively managing our working capital. Moreover, as the behavioral health care business does not typically require the procurement and replacement of expensive medical equipment, our maintenance capital expenditure requirements are generally less than that of other facility-based health care providers. For the year ended December 31, 2011, Acadia’s maintenance capital expenditures amounted to approximately 1.6% of our revenue. In addition, our accounts receivable management is less complex than medical/surgical hospital providers because there are fewer billing codes for inpatient behavioral health care facilities.

Business Strategy

We are committed to providing the communities we serve with high quality, cost-effective behavioral health services, while growing our business, increasing profitability and creating long-term value for our stockholders. To achieve these objectives, we have aligned our activities around the following growth strategies:

Increase margins by enhancing programs and improving performance at existing facilities. We believe we can improve efficiencies and increase operating margins by utilizing our management’s expertise and experience within existing programs and their expertise in improving performance at underperforming facilities. We believe the efficiencies can be realized by investing in growth in strong markets, addressing capital-constrained facilities that have underperformed and improving management systems. Furthermore, the combination of Acadia, YFCS, PHC and the Haven Facilities gives us an opportunity to develop a national marketing strategy in many markets which should help to increase the geographic footprint from which our existing facilities attract patients and referrals.

Opportunistically pursue acquisitions. We have established a national platform for becoming the leading dedicated provider of high quality behavioral health care services in the U.S. Our industry is highly fragmented, and we selectively seek opportunities to expand and diversify our base of operations by acquiring additional facilities. We believe there are a number of acquisition candidates available at attractive valuations, and we have a number of potential acquisitions in various stages of development and consideration. We believe our focus on inpatient behavioral health care and history of completing acquisitions provides us with a strategic advantage in sourcing, evaluating and closing acquisitions. We intend to focus our efforts on acquiring additional acute psychiatric facilities, which should increase the percentage of such facilities in our portfolio. The combination of PHC and recently acquired MeadowWood added seven inpatient facilities (four for general psychiatric services and three for substance abuse services) and eight outpatient psychiatric facilities as well as two call centers. The acquisition of the Haven Facilities added three inpatient facilities. We leverage our management team’s expertise to identify and integrate acquisitions based on a disciplined acquisition strategy that focuses on quality of service, return on investment and strategic benefits. We also have a comprehensive post-acquisition strategic plan to facilitate the integration of acquired facilities that includes improving facility operations, retaining and recruiting psychiatrists and expanding the breadth of services offered by the facilities.

Drive organic growth of existing facilities. We seek to increase revenue at our facilities by providing a broader range of services to new and existing patients and clients. The YFCS acquisition presented us with an opportunity to provide a wider array of behavioral health services (including adult services and acute-care services) to patients and clients in the markets YFCS serviced, without increasing the number of our licensed beds. We believe there are similar opportunities to market a broader array of services to the markets served by PHC’s facilities. We also intend to increase licensed bed counts in our existing facilities, with a focus on increasing the number of acute psychiatric beds. For example, we added 76 beds to existing facilities during 2011, 119 during the three months ended March 31, 2012, and expect to add approximately 140 more new beds to existing facilities during the last three quarters of 2012. Additionally, during the fourth quarter of 2011, 42 beds have already been converted from residential treatment care beds to acute psychiatric care beds, which have higher reimbursement rates on average. Furthermore, we believe that opportunities exist to leverage out-of-state referrals to increase volume and minimize payor concentration, especially with respect to our youth and adolescent focused services and our substance abuse services.

Recent Developments

On March 1, 2012, we completed the acquisition of the Haven Facilities with a combined 166 licensed beds from Haven for approximately $90.4 million of cash consideration using the net proceeds from an offering of 9,583,332 shares of our common stock (including shares sold pursuant to the exercise of the option to purchase additional shares that we granted to the underwriters as part of the offering) and borrowings under the Senior Secured Credit Facility. The parties consummated the acquisition pursuant to a Membership Interest Purchase Agreement, dated as of December 30, 2011, among Haven, Haven Behavioral Healthcare,

Inc. and Hermitage Behavioral, LLC, a Delaware limited liability and wholly-owned subsidiary of Acadia (“Hermitage”). Under the terms of the Membership Interest Purchase Agreement, Haven sold to Hermitage all of the issued and outstanding membership interests of two wholly-owned subsidiaries of Haven, which owned, operated and managed, directly or indirectly, the Haven Facilities. The Haven Facilities are located in Tucson, Arizona, Ada, Oklahoma and Wichita Falls, Texas.

In addition, on the same date, we amended our Senior Secured Credit Facility to provide for an incremental $25.0 million of term loans and by $45.0 million in revolving credit, from $30.0 million to $75.0 million. We used the incremental term loans of $25.0 million and a $5.0 million borrowing under the revolving credit facility to partially fund the acquisition of the Haven Facilities.

Equity Sponsor

Waud Capital Partners, L.L.C. (“Waud Capital Partners”) controls a majority of our common stock. Founded in 1993, Waud Capital Partners is a leading middle-market private equity firm that partners with management teams to create, acquire and grow companies that address significant, inefficient, highly fragmented and underserved industry segments. Waud Capital Partners invests primarily through control-oriented growth equity investments, industry consolidations, buyouts or recapitalizations and seeks companies that generate strong cash flow and can be grown both organically and through add-on acquisitions. Waud Capital Partners’ current and exited portfolio is composed of companies in the healthcare, business/consumer, logistics/specialty distribution and value-added industrial business segments.

Waud Capital Partners currently is entitled to designate a majority of our directors and, so long as it owns at least 17.5% of our outstanding common stock, has consent rights to many corporate actions, such as issuing equity or debt securities, paying dividends, acquiring any interest in another company and materially changing our business activities. This means that we cannot engage in any of those activities without the consent of Waud Capital Partners. See “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock—Following the completion of this offering, we will no longer be a “controlled company” under the NASDAQ listing requirements and, as a result, will no longer qualify for exemptions from certain corporate governance requirements” and “Description of Capital Stock—Board of Directors Composition.”

Company Information

Our principal executive offices are located at 830 Crescent Centre Drive, Suite 610, Franklin, Tennessee 37067. Our telephone number is (615) 861-6000. Our website is http://www.acadiahealthcare.com. The information contained on our website is not part of this prospectus and is not incorporated in this prospectus by reference.

THE OFFERING

Common stock outstanding prior to this offering	32,232,554 shares.

Common stock being offered by us	8,250,000 shares.

Common stock outstanding after this offering	40,482,554 shares.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $132.6 million based on an assumed public offering price of $16.99 per share, which was the closing price of our common stock on May 8, 2012, as reported by The NASDAQ Global Market. We plan to use the proceeds from this offering principally to fund our acquisition strategy, and otherwise for general corporate purposes and the repayment of debt under the Senior Secured Credit Facility. We may also use the proceeds to repay debt under the Senior Notes. See “Use of Proceeds.”

Risk Factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 18 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock. See “Risk Factors.”

Symbol for trading on The NASDAQ Global Stock Market	“ACHC”

Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock to be outstanding immediately after this offering is based on the number of shares of our common stock outstanding as of April 30, 2012, and:

■	gives effect to the issuance of 8,250,000 shares of our common stock to be sold by us in this offering.

■	excludes:

■	654,852 shares of common stock issuable upon exercise of stock options outstanding as of April 30, 2012 at a weighted average exercise price of $11.90 per share;

■	321,552 shares of common stock issuable upon the vesting of restricted units outstanding as of April 30, 2012;

■	23,250 shares of common stock issuable upon the exercise of warrants outstanding as of April 30, 2012 at a weighted average exercise price of $14.00 per share; and

■	an aggregate of 1,908,592 shares of our common stock reserved for future grants under our 2011 Incentive Compensation Plan as of April 30, 2012.

■	assumes no exercise by the underwriters of their option to purchase up to 1,237,500 additional shares of our common stock from us.

SUMMARY HISTORICAL CONDENSED CONSOLIDATED FINANCIAL DATA AND

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

Acadia Historical Financial Data

The following table sets forth our summary historical condensed consolidated financial data for the periods ended and at the dates indicated and does not give effect to (i) YFCS operating results prior to April 1, 2011, (ii) PHC operating results prior to November 1, 2011 and (iii) the operating results of the Haven Facilities prior to March 1, 2012. We have derived the historical consolidated financial data as of December 31, 2010 and 2011 and for each of the three years in the period ended December 31, 2011 from our and our predecessor’s, as applicable, audited consolidated financial statements incorporated herein by reference from our 2011 Annual Report (as defined herein). We have derived the summary consolidated financial data as of and for the three months ended March 31, 2011 and 2012 from our and our predecessor’s, as applicable, unaudited interim condensed consolidated financial statements incorporated herein by reference from our First Quarter 2012 Quarterly Report (as defined herein). The results for the three months ended March 31, 2012 are not necessarily indicative of the results that may be expected for the entire fiscal year. The summary consolidated financial data below should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information” and our and our predecessor’s, as applicable, consolidated financial statements and the notes thereto incorporated herein by reference. On May 13, 2011, we elected to convert from a Delaware limited liability company (Acadia Healthcare Company, LLC) to a Delaware corporation (Acadia Healthcare Company, Inc.) in accordance with Delaware law.

	YEAR ENDED DECEMBER 31,			THREE MONTHS ENDED MARCH 31,
	2009	2010	2011	2011	2012
	(In thousands)
Income Statement Data:
Revenue before provision for doubtful accounts	$51,821	$64,342	$224,599	$17,584	$93,021
Provision for doubtful accounts	(2,424)	(2,239)	(3,226)	(738)	(1,723)

Revenue	49,397	62,103	221,373	16,846	91,298
Salaries, wages and benefits (1)	30,752	36,333	156,561	10,712	56,540
Professional fees	1,977	3,612	9,044	375	4,216
Other operating expenses	12,116	13,286	37,651	3,170	15,917
Depreciation and amortization	967	976	4,288	243	1,615
Interest expense, net	774	738	9,191	223	7,282
Sponsor management fees	—	—	1,347	45	—
Transaction related expenses	—	—	41,547	2,606	695

Income (loss) from continuing operations, before income taxes	2,811	7,158	(38,256)	(528)	5,033
Income tax provision (benefit)	53	477	(5,383)	(271)	1,665

Income (loss) from continuing operations	2,758	6,681	(32,873)	(257)	3,368
(Loss) income from discontinued operations, net of income taxes	119	(471)	(2,019)	8	311

Net income (loss)	$2,877	$6,210	$(34,892)	$(249)	$3,679

Balance Sheet Data (as of end of period):
Cash and equivalents	$4,489	$8,614	$61,118	$8,028	$840
Total assets	41,254	45,395	412,996	47,137	453,252
Total debt	10,259	9,984	277,459	9,963	307,514
Total equity	21,193	25,107	96,365	24,491	100,680

(1)	Salaries, wages and benefits includes equity-based compensation expense of $17.3 million and $0.6 million for the year ended December 31, 2011 and the three months ended March 31, 2012, respectively.

YFCS Historical Financial Data

The following table sets forth summary historical condensed consolidated financial data for YFCS and its subsidiaries on a consolidated basis for the periods ended and at the dates indicated, which are the most recent periods for which financial data of YFCS was available prior to our acquisition thereof. The summary historical condensed consolidated financial data for YFCS and its subsidiaries presented below does not give effect to Acadia’s acquisition of YFCS, the PHC Merger and the related issuance of Senior Notes or the acquisition of the Haven Facilities. We have derived the historical consolidated financial data as of December 31, 2009 and 2010 and for each of the three years in the period ended December 31, 2010 from YFCS’ audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated financial data as of and for the three months ended March 31, 2010 and 2011 from YFCS’ unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated financial data as of December 31, 2008 from YFCS’ audited consolidated financial statements not included or incorporated by reference in this prospectus. The results for the three months ended March 31, 2011 are not necessarily indicative of the results that may have been expected for the entire fiscal year. The summary financial data below should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information” and YFCS’ consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	YEAR ENDED DECEMBER 31,			THREE MONTHS ENDED MARCH 31,
	2008	2009	2010	2010	2011
	(In thousands)
Income Statement Data:
Revenue	$180,646	$186,586	$184,386	$45,489	$45,686
Salaries and benefits	110,966	113,870	113,931	27,813	29,502
Other operating expenses	37,704	37,607	38,146	8,944	9,907
Provision for bad debts	1,902	(309)	525	56	208
Interest expense	12,488	9,572	7,514	1,954	1,726
Depreciation and amortization	9,419	7,052	3,456	914	819
Impairment of goodwill	—	—	23,528	—	—

Income (loss) from continuing operations, before income taxes	8,167	18,794	(2,714)	5,808	3,524
Provision for income taxes	3,132	7,133	5,032	2,267	1,404

Income (loss) from continuing operations	5,035	11,661	(7,746)	3,541	2,120
Income (loss) from discontinued operations, net of income taxes	964	(1,443)	(4,060)	(151)	(64)

Net income (loss)	$5,999	$10,218	$(11,806)	$3,390	$2,056

Balance Sheet Data (as of end of period):
Cash and equivalents	$20,874	$15,294	$5,307	$8,570	$4,009
Total assets	271,446	254,620	217,530	249,748	216,609
Total debt	138,234	112,127	86,073	98,831	84,304
Total stockholders’ equity	102,696	113,921	102,126	117,311	104,182

PHC Historical Financial Data

The following table sets forth summary historical condensed consolidated financial data for PHC and its subsidiaries on a consolidated basis for the periods ended and at the dates indicated, which are the most recent periods for which financial data of PHC was available prior to our acquisition thereof. The summary historical condensed consolidated financial data for PHC and its subsidiaries presented below does not give effect to the consummation of the PHC Merger and the related issuance of Senior Notes or the acquisition of the Haven Facilities. We have derived the historical consolidated financial data as of June 30, 2010 and 2011 and for each of the two years in the period ended June 30, 2011 from PHC’s audited financial statements included elsewhere in this prospectus. We have derived the historical consolidated financial data as of and for the three months ended September 30, 2010 and 2011 from PHC’s unaudited interim financial statements included elsewhere in this prospectus. Certain amounts for all periods presented have been reclassified to be consistent with Acadia’s financial information. We have derived the historical consolidated financial data as of June 30, 2009 and for the year ended June 30, 2009 from PHC’s audited financial statements not included or incorporated by reference in this prospectus. The summary financial data below should be read in conjunction with the “Unaudited Pro Forma Condensed Combined Financial Information” and PHC’s consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	YEAR ENDED JUNE 30,			THREE MONTHS ENDED SEPTEMBER 30,
	2009	2010	2011	2010	2011
	(In thousands)
Income Statement Data:
Revenues	$46,411	$53,077	$62,008	$15,071	$20,684
Patient care expenses	23,835	26,307	30,236	7,024	10,466
Contract expenses	3,016	2,965	3,618	708	1,070
Provision for doubtful accounts	1,638	2,131	3,406	1,003	1,263
Administrative expenses	18,721	19,111	22,206	5,100	7,360
Legal settlement	—	—	446	—	—

Operating income (loss)	(799)	2,563	2,096	1,236	525
Other income (loss) including interest expense, net	(177)	(37)	(108)	—	(949)

Income (loss) before income taxes	(976)	2,526	1,988	1,236	(424)
Provision for (benefit from) income taxes	65	1,106	1,408	557	(140)

Net income (loss) from continuing operations	(1,041)	1,420	580	679	(284)
Net income (loss) from discontinued operations	(1,413)	—	—	—	—

Net income (loss)	$(2,454)	$1,420	$580	$679	$(284)

Balance Sheet Data (as of end of period):
Cash and equivalents	$3,199	$4,540	$3,668	$3,066	$3,261
Total assets	22,692	25,650	28,282	25,101	51,825
Total debt	2,241	2,557	2,239	2,340	26,535
Total stockholders’ equity	16,044	17,256	17,915	17,879	17,678

Haven Facilities Historical Financial Data

The following table sets forth summary historical combined financial data for the Haven Facilities and their direct and indirect subsidiaries on a combined basis for the periods ended and at the dates indicated, which are the most recent periods for which financial data of the Haven Facilities was available prior to our acquisition thereof. The summary historical combined financial data for the Haven Facilities presented below does not give effect to the acquisition of the Haven Facilities by us. We have derived the historical combined financial data as of December 31, 2010 and 2011 and for each of the two years in the period ended December 31, 2011 from the Haven Facilities’ audited financial statements incorporated herein by reference from our April 2012 Current Report (as defined herein). The summary financial data below should be read in conjunction with the “Unaudited Pro Forma Condensed Combined Financial Information” and the Haven Facilities’ combined financial statements and the notes thereto incorporated herein by reference.

	YEAR ENDED DECEMBER 31,
	2010	2011
	(In thousands)
Income Statement Data:
Patient service revenue	$40,992	$41,983
Provision for doubtful accounts	(1,063)	(1,458)
Other revenue	1,466	1,465

Net revenue	41,395	41,990
Salaries and wages	18,127	18,913
Employee benefits	2,349	2,478
Professional fees	1,271	1,374
Supplies	2,835	2,819
Rental and leases	159	171
Other operating expenses	3,978	4,119
Depreciation and amortization	1,152	1,046
Interest expense, net	1,115	343
Change in fair value of derivative financial instrument	41	(276)
Loss on debt extinguishment	272	—

Income before income taxes	10,096	11,096
Income tax expense	3,841	4,071

Net income	$6,255	$6,932

Balance Sheet Data (as of end of period):
Cash and equivalents	$563	$52
Total assets	46,218	45,363
Total debt	—	—
Total stockholders’ equity	13,423	20,355

Summary Unaudited Pro Forma Condensed Combined Financial Data

The following summary unaudited pro forma condensed combined financial data gives effect to (1) Acadia’s acquisition of YFCS and the related debt and equity financing transactions on April 1, 2011, (2) PHC’s acquisition of MeadowWood and related debt financing transaction on July 1, 2011, (3) the PHC Merger and the related issuance of Senior Notes on November 1, 2011, and (4) Acadia’s acquisition of the Haven Facilities and the related amendment to the Senior Secured Credit Facility on March 1, 2012. The unaudited pro forma combined statements of operations gives effect to each transaction as if they occurred on January 1, 2011. Acadia’s condensed consolidated statement of operations for the year ended December 31, 2011 reflects the results of operations for YFCS for the period from April 1, 2011 to December 31, 2011 and PHC for the period from November 1, 2011 to December 31, 2011 and Acadia’s condensed consolidated statement of operations for the three months ended March 31, 2012 reflects the results of operations for the Haven Facilities for the period from March 1, 2012 to March 31, 2012. The unaudited as adjusted condensed combined balance sheet data presented below, gives effect to the issuance and sale of 8,250,000 shares of common stock in this offering based on an assumed public offering price of $16.99 per share, which was the closing price of our common stock on May 8, 2012, as reported by The NASDAQ Global Market, and our receipt of the estimated net proceeds therefrom, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2011 combines the audited consolidated statement of operations of Acadia for that period with the unaudited condensed consolidated statement of operations of YFCS for the three months ended March 31, 2011, the unaudited condensed consolidated statement of operations of HHC Delaware for the six months ended June 30, 2011, the unaudited condensed consolidated statement of operations of PHC for the ten months ended October 31, 2011 (which was derived from the audited consolidated statement of operations of PHC for the fiscal year ended June 30, 2011 less the unaudited condensed consolidated statement of operations of PHC for the six months ended December 31, 2010 plus the unaudited condensed consolidated statement of operations of PHC for the three months ended September 30, 2011 plus the unaudited condensed consolidated statement of operations of PHC for the month ended October 31, 2011) and the audited consolidated statement of operations of the Haven Facilities for the year ended December 31, 2011. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2012 combines the unaudited consolidated statement of operations of Acadia for that period with the unaudited condensed consolidated statement of operations of the Haven Facilities for the period from January 1, 2012 to February 29, 2012. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2011 combines the unaudited consolidated statement of operations of Acadia for that period with the unaudited condensed consolidated statement of operations of YFCS for the three months ended March 31, 2011, the unaudited condensed consolidated statement of operations of HHC Delaware for the three months ended March 31, 2011, the unaudited condensed consolidated statement of operations of PHC for the three months ended March 31, 2011 and the unaudited combined statement of operations of the Haven Facilities for the three months ended March 31, 2011.

The unaudited pro forma condensed combined financial data has been prepared using the acquisition method of accounting for business combinations under GAAP. The adjustments necessary to fairly present the unaudited pro forma condensed combined financial data have been made based on available information and in the opinion of management are reasonable. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma condensed combined financial data. The pro forma adjustments relating to the acquisition of the Haven Facilities are preliminary and revisions to the fair value of assets acquired and liabilities assumed may have a significant impact on the pro forma adjustments. A final valuation of assets acquired and liabilities assumed has not been completed and the completion of fair value determinations may result in changes in the values assigned to property and equipment and other assets (including intangibles) acquired and liabilities assumed.

The unaudited pro forma condensed combined financial data is for illustrative purposes only and does not purport to represent what our financial position or results of operations actually would have been had the events noted above in fact occurred on the assumed dates or to project our financial position or results of operations for any future date or future period.

The unaudited pro forma condensed combined financial data should be read in conjunction with the consolidated financial statements and notes thereto of Acadia, YFCS, PHC, HHC Delaware and the Haven Facilities included elsewhere in this prospectus or incorporated herein by reference.

	PRO FORMA THREE MONTHS ENDED MARCH 31,		PRO FORMA YEAR ENDED DECEMBER 31,
	2011	2012	2011
	(unaudited)
	(In thousands)
Unaudited Pro Forma Condensed Combined Statement of Operations Data:
Revenue before provision for doubtful accounts	$93,232	$100,179	$381,060
Provision for doubtful accounts	(2,197)	(1,956)	(8,697)

Revenue	91,035	98,223	372,363
Salaries, wages and benefits	55,946	60,234	243,770
Professional fees	4,606	4,438	19,138
Supplies	4,670	4,918	19,168
Rent	2,607	2,345	10,360
Other operating expenses	9,834	9,827	37,285
Depreciation and amortization	1,410	1,711	7,049
Interest expense, net	7,690	7,595	30,305
Legal settlement	446	—	446

Total expenses	87,209	91,068	367,521
Income (loss) from continuing operations before income taxes	3,826	7,155	4,842
Provision for income taxes	1,402	2,466	12,021

Income (loss) from continuing operations	2,424	4,689	(7,179)
Income (loss) from discontinued operations	(56)	311	(2,083)

Net income (loss)	$2,368	$5,000	$(9,262)

Other Financial Data:
Pro Forma EBITDA (1)	$12,926	$16,461	$42,196
Pro Forma Adjusted EBITDA (1)	$15,062	$17,039	$65,792

	ACTUAL	AS ADJUSTED(2)
Unaudited As Adjusted Condensed Combined Balance Sheet Data (as of March 31, 2012):
Cash and equivalents	$840	$133,447
Total assets	453,252	585,859
Total debt	307,514	307,514
Total stockholders’ equity	100,680	233,287

(1)

Pro Forma EBITDA and Pro Forma Adjusted EBITDA are reconciled to pro forma net income (loss) in the table below. Pro Forma EBITDA and Pro Forma Adjusted EBITDA are financial measures not recognized under GAAP. When presenting non-GAAP financial measures, we are required to reconcile the non-GAAP financial measures with the most directly comparable GAAP financial measure or measures. We define Pro Forma EBITDA as pro forma net income (loss) adjusted for loss (income) from discontinued operations, net interest expense, income tax provision (benefit) and depreciation and amortization. Pro Forma Adjusted EBITDA differs from “EBITDA” as that term may be commonly used. We define Pro Forma Adjusted EBITDA, as Pro Forma EBITDA adjusted for equity-based compensation expense, management fees, legal settlement, integration and closing costs, rate increase of a PHC contract, anticipated operating income at the Seven Hills Behavioral Center, rent elimination and cost savings/synergies. See the table and related footnotes below for additional information.

We present Pro Forma Adjusted EBITDA because it is a measure management uses to assess financial performance. We believe that companies in our industry use measures of Pro Forma EBITDA as common performance measurements. We also believe that securities analysts, investors and other interested parties frequently use measures of Pro Forma EBITDA as financial performance measures and as indicators of ability to service debt obligations. While providing useful information, measures of Pro Forma EBITDA, including Pro Forma Adjusted EBITDA, should not be considered in isolation or as a substitute for consolidated statement of operations and cash flows data prepared in accordance with GAAP and should not be construed as an indication of a company’s operating performance or as a measure of liquidity. Pro Forma Adjusted EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. In addition, “EBITDA,” “Adjusted EBITDA” or similar measures presented by other companies may not be comparable to our presentation, since each company may define these terms differently. See “Non-GAAP Financial Measures.”

	PRO FORMA THREE MONTHS ENDED MARCH 31,		PRO FORMA YEAR ENDED DECEMBER 31,
	2011	2012	2011
	(In thousands)
Reconciliation of Pro Forma Net Income (Loss) to Pro Forma Adjusted EBITDA:
Net income (loss)	$2,368	$5,000	$(9,262)
Loss (income) from discontinued operations	56	(311)	2,083
Interest expense, net	7,690	7,595	30,305
Income tax provision	1,402	2,466	12,021
Depreciation and amortization	1,410	1,711	7,049

Pro Forma EBITDA	12,926	16,461	42,196

Adjustments:
Equity-based compensation expense (a)	31	578	17,412
Management fees (b)	110	—	226
Legal settlement (c)	446	—	446
Integration and closing costs (d)	—	—	947
Rate increase on a PHC contract (e)	333	—	333
Anticipated operating income at the Seven Hills Behavioral Center (f)	184	—	225
Rent elimination (g)	182	—	607
Cost savings/synergies (h)	850	—	3,400

Pro Forma Adjusted EBITDA	$15,062	$17,039	$65,792

(a)	Represents the equity-based compensation expense of Acadia, YFCS and PHC for the respective periods. Acadia recognized $17.3 million of equity-based compensation expense in the year ended December 31, 2011 related to equity units issued in conjunction with the YFCS acquisition.
(b)	Represents the management fees paid by MeadowWood to its former parent companies.
(c)	Represents legal settlement expenses recognized by PHC resulting from an employee wrongful termination suit against PHC that was settled in April 2011.
(d)	Represents costs incurred by Acadia related to the closing of the YFCS corporate office, including the costs of temporarily retaining certain employees for a transitional period following the acquisition date.
(e)	Represents the increased revenue that would have resulted from an increased rate on one of PHC’s contracts that became effective in March 2011, assuming such increased rate had been effective throughout all periods presented. The increased rate was estimated by multiplying the historical plan enrollment by the newly-contracted rate, which resulted in an approximate $0.17 million increase in revenue and EBITDA for each month prior to March 2011 in which the rate was not effective.
(f)	The Seven Hills Behavioral Center was opened in the fourth quarter of 2008 and became certified by the Center for Medicare and Medicaid Services in July 2010. The adjustment represents the estimated additional operating income that would have been generated by this facility if it had operated at expected levels for the three months ended March 31, 2011 and the year ended December 31, 2011. This adjustment is based upon the difference between the actual operating income for the Seven Hills Behavioral Center in the three months ended March 31, 2011 and the year ended December 31, 2011, respectively, and the operating income that we anticipate the facility will achieve when it operates at expected levels.

(g)	Represents rent payments relating to PHC’s subsidiary, Detroit Behavioral Institute, Inc. (d/b/a Capstone Academy), as if the leased property had been owned by PHC throughout the periods presented. The lessor financed the acquisition of the property through the issuance of notes to certain lenders. PHC, through its subsidiary Detroit Behavioral Institute, Inc. (d/b/a Capstone Academy), purchased the notes from the lenders. The lessor was in default at the time PHC purchased the notes, and PHC initiated foreclosure proceedings in court. The foreclosure proceedings are expected to be finalized in the second quarter of 2012.
(h)	Acadia expects to realize annual cost savings of approximately $3.4 million beginning in fiscal 2012 as a result of the PHC Merger and the elimination of certain redundant positions, professional services and other expenses, as well as the efficiencies of integrating corporate functions within a larger company framework.

We may not be able to achieve all of the expected benefits from the synergies and cost savings described in the table. This information is inherently uncertain and is not intended to represent what our financial position or results of operations might be for any future period. See “Risk Factors—Risks Relating to Our Business—Our acquisition strategy exposes us to a variety of operational and financial risks—Benefits may not materialize.”

(2)

A $1.00 increase (decrease) in the assumed public offering price of $16.99 per share would increase (decrease) each of as adjusted cash and cash equivalents and stockholders’ equity by approximately $7.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the following risk factors discussed below as well as the other information presented in this prospectus, in evaluating us, our business and an investment in our common stock. If any of the following risks, as well as other risks and uncertainties, actually occurs, our business, financial condition, results of operations, cash flow and prospects could be materially and adversely affected. As a result, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also materially adversely affect our business, financial condition, operating results and cash flows and cause the value of our common stock to decline. See “Cautionary Statement Regarding Forward-Looking Information.”

Risks Relating to Our Business

Our revenues and results of operations are significantly affected by payments received from the government and third-party payors.

A significant portion of our revenues is from the government, principally Medicare and Medicaid. For the twelve months ended March 31, 2012, Acadia derived approximately 73% of its revenues (on a pro forma basis giving effect to the acquisitions of YFCS, PHC and the Haven Facilities) from the Medicare and Medicaid programs.

Changes in these government programs in recent years have resulted in limitations on reimbursement and, in some cases, reduced levels of reimbursement for healthcare services. Payments from federal and state government programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review, and federal and state funding restrictions, all of which could materially increase or decrease program payments, as well as affect the cost of providing service to patients and the timing of payments to facilities. We are unable to predict the effect of recent and future policy changes on our operations. In addition, since most states operate with balanced budgets and since the Medicaid program is often a state’s largest program, some states can be expected to enact or consider enacting legislation formulated to reduce their Medicaid expenditures. Furthermore, the current economic downturn has increased the budgetary pressures on the federal government and many states, which may negatively affect the availability of taxpayer funds for Medicare and Medicaid programs. If the rates paid or the scope of services covered by government payors are reduced, there could be a material adverse effect on our business, financial condition and results of operations.

On August 2, 2011, the Budget Control Act of 2011 (the “Budget Control Act”) was enacted into law. The Budget Control Act imposes annual spending limits on many federal agencies and programs aimed at reducing budget deficits by $917 billion between 2012 and 2021, according to a report released by the Congressional Budget Office. The Budget Control Act also establishes a bipartisan joint select committee of Congress that is responsible for developing recommendations to reduce future federal budget deficits by an additional $1.2 trillion over 10 years. On November 21, 2011, the co-chairs of the joint select committee announced that they would be unable to reach bipartisan agreement before the committee’s deadline of November 23, 2011. As a result of the committee’s failure to reach agreement, across-the-board cuts to mandatory and discretionary federal spending will be automatically implemented as of January 2013 unless Congress acts to amend, delay or otherwise terminate the automatic reductions set forth in the Budget Control Act, which could result in reductions of payments to Medicare providers of up to 2%. We cannot predict if reductions to future Medicare or other government payments to providers will be implemented as a result of the Budget Control Act or what impact, if any, the Budget Control Act will have on our business or results of operations.

In addition to changes in government reimbursement programs, our ability to negotiate favorable contracts with private payors, including managed care providers, significantly affects the revenues and operating results of our facilities. We expect third-party payors to aggressively manage reimbursement levels and cost controls. Reductions in reimbursement amounts received from third-party payors could have a material adverse effect on our business, financial condition and our results of operations.

Our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations under our financing arrangements.

As of March 31, 2012, we had approximately $307.5 million of total debt, which included $159.9 million of debt under our Senior Secured Credit Facility and $147.6 million (net of a discount of $2.4 million) of debt under the Senior Notes. Our substantial debt could have important consequences to you. For example, it could:

■	increase our vulnerability to general adverse economic and industry conditions;

■	make it more difficult for us to satisfy our other financial obligations;

■	restrict us from making strategic acquisitions or cause us to make non-strategic divestitures;

■

require us to dedicate a substantial portion of our cash flow from operations to payments on our debt (including scheduled repayments on our outstanding term loan borrowings under the Senior Secured Credit Facility), thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

■	expose us to interest rate fluctuations because the interest on the debt relating to revolving borrowings under the Senior Secured Credit Facility is imposed at variable rates;

■	make it more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such debt;

■	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

■	place us at a competitive disadvantage compared to our competitors that have less debt;

■	limit our ability to borrow additional funds; and

■	limit our ability to pay dividends, redeem stock or make other distributions.

In addition, the terms of our financing arrangements contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts, including the Senior Secured Credit Facility and Senior Notes.

Despite our current debt level, we may incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial debt.

We may incur substantial additional debt, including additional notes and other secured debt, in the future. Although the indenture governing our outstanding Senior Notes and the Senior Secured Credit Facility contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of debt that could be incurred in compliance with these restrictions could be substantial. If new debt is added to our existing debt levels, the related risks that we now face would intensify and we may not be able to meet all our debt obligations.

To service our debt, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our debt, to fund planned capital expenditures and to maintain sufficient working capital will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the Senior Secured Credit Facility or from other sources in an amount sufficient to enable us to service our debt or to fund our other liquidity needs. If our cash flows and capital resources are insufficient to allow us to make scheduled payments on our debt, we may need to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance all or a portion of our debt on or before the maturity thereof, any of which could have a material adverse effect on our operations. We cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms or at all, or that the terms of that debt will allow any of the above alternative measures or that these measures would satisfy our scheduled debt service obligations. If we are unable to generate sufficient cash flow to repay or refinance our debt on favorable terms, it could significantly adversely affect our financial condition, the value of our outstanding debt and our ability to make any required cash payments under our debt. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at that time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

We are subject to a number of restrictive covenants, which may restrict our business and financing activities.

Our financing arrangements impose, and the terms of any future debt may impose, operating and other restrictions on us. Such restrictions affect, and in many respects limit or prohibit, among other things, our and our subsidiaries’ ability to:

■	incur or guarantee additional debt and issue certain preferred stock;

■	pay dividends on our equity interests or redeem, repurchase or retire our equity interests or subordinated debt;

■	transfer or sell our assets;

■	make certain payments or investments;

■	make capital expenditures;

■	create certain liens on assets;

■	create restrictions on the ability of our subsidiaries to pay dividends or make other payments to us;

■	engage in certain transactions with our affiliates; and

■	merge or consolidate with other companies or transfer all or substantially all of our assets.

The Senior Secured Credit Facility also requires us to meet certain financial ratios, including a fixed charge coverage ratio and a consolidated leverage ratio.

The restrictions may prevent us from taking actions that we believe would be in the best interests of our business, and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. We also may incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility. Our ability to comply with these covenants in future periods will largely depend on the pricing of our products and services, our success at implementing cost reduction initiatives and our ability to successfully implement our overall business strategy. We cannot assure you that we will be granted waivers or amendments to these agreements if for any reason we are unable to comply with these agreements. The breach of any of these covenants and restrictions could result in a default under the indenture governing the Senior Notes or under the Senior Secured Credit Facility, which could result in an acceleration of our debt.

If we default on our obligations to pay our debt, we may not be able to make payments on our financing arrangements.

Any default under the agreements governing our debt, including a default under the Senior Secured Credit Facility, and the remedies sought by the holders of such debt, could adversely affect our ability to pay the principal, premium, if any, and interest on the Senior Notes and substantially decrease the market value of the Senior Notes. If we are unable to generate sufficient cash flows and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our debt, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our debt (including the Senior Secured Credit Facility), we would be in default under the terms of the agreements governing such debt. In the event of such default, the holders of such debt could elect to declare all the funds borrowed thereunder to be due and payable, the lenders under the Senior Secured Credit Facility could elect to terminate their commitments or cease making further loans and institute foreclosure proceedings against our assets, or we could be forced to apply all available cash flows to repay such debt, and, in any such case, we could ultimately be forced into bankruptcy or liquidation. Because the indenture governing the Senior Notes and the agreement governing the Senior Secured Credit Facility have customary cross-default provisions, if the debt under the Senior Notes or under the Senior Secured Credit Facility is accelerated, we may be unable to repay or refinance the amounts due.

A worsening of the economic and employment conditions in the United States could materially affect our business and future results of operations.

During periods of high unemployment, governmental entities often experience budget deficits as a result of increased costs and lower than expected tax collections. These budget deficits at the federal, state and local levels have decreased, and may continue to decrease, spending for health and human service programs, including Medicare and Medicaid, which are significant payor sources for our facilities. In periods of high unemployment, we also face the risk of potential declines in the population covered under private insurance, patient decisions to postpone or decide against receiving behavioral health services, potential increases in the uninsured and underinsured populations we serve and further difficulties in collecting patient co-payment and deductible receivables.

Furthermore, the availability of liquidity and credit to fund the continuation and expansion of many business operations worldwide has been limited in recent years. Our ability to access the capital markets on acceptable terms may be severely restricted at a time when we would like, or need, access to those markets, which could have a negative impact on our growth plans, our flexibility to react to changing economic and business conditions and our ability to refinance existing debt (including debt under our Senior Secured Credit Facility). The current economic downturn or other economic conditions could also adversely affect the counterparties to our agreements, including the lenders under the Senior Secured Credit Facility, causing them to fail to meet their obligations to us.

If we fail to comply with extensive laws and government regulations, we could suffer penalties or be required to make significant changes to our operations.

Our industry is required to comply with extensive and complex laws and regulations at the federal, state and local government levels relating to, among other things: billing practices and prices for services; relationships with psychiatrists, physicians and other referral sources; necessity and quality of medical care; condition and adequacy of facilities; qualifications of medical and support personnel; confidentiality, maintenance and security issues associated with health-related information and patient personal information and medical records; the screening, stabilization and/or transfer of patients who have emergency medical conditions; certification, licensure and accreditation of our facilities; operating policies and procedures, activities regarding competitors; and addition or expansion of facilities and services.

Among these laws are the federal Anti-Kickback Statute (the “Anti-Kickback Statute”), the Stark Law, the federal False Claims Act and similar state laws. These laws, and particularly the Anti-Kickback Statute and the Stark Law, impact the relationships that we may have with psychiatrists and other potential referral sources. We have a variety of financial relationships with physicians and other professionals who refer patients to our facilities, including employment contracts, leases and professional service agreements. The Office of the Inspector General of the Department of Health and Human Services has issued certain exceptions and safe harbor regulations that outline practices that are deemed protected from prosecution under the Stark Law and Anti-Kickback Statute. While we endeavor to comply with applicable safe harbors, certain of our current arrangements with physicians and other potential referral sources may not qualify for safe harbor protection. Failure to meet a safe harbor does not mean that the arrangement necessarily violates the Anti-Kickback Statute, but may subject the arrangements to greater scrutiny. We cannot offer assurances that practices that are outside of a safe harbor will not be found to violate the Anti-Kickback Statute. Allegations of violations of the Stark Law and Anti-Kickback Statute may be brought under the federal Civil Monetary Penalty Law, which requires a lower burden of proof than other fraud and abuse laws.

These laws and regulations are extremely complex, and, in many cases, we do not have the benefit of regulatory or judicial interpretation. In the future, it is possible that different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our arrangements for facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated one or more of these laws could subject us to liabilities, including civil penalties (including the loss of our licenses to operate one or more facilities), exclusion of one or more facilities from participation in the Medicare, Medicaid and other federal and state healthcare programs and, for violations of certain laws and regulations, criminal penalties. Even the public announcement that we are being investigated for possible violations of these laws could have a material adverse effect on our business, financial condition or results of operations, and our business reputation could suffer. In addition, we cannot predict whether other legislation or regulations at the federal or state level will be adopted, what form such legislation or regulations may take or what their impact on us may be.

We may be required to spend substantial amounts to comply with legislative and regulatory initiatives relating to privacy and security of patient health information and standards for electronic transactions.

There are currently numerous legislative and regulatory initiatives at the federal and state levels addressing patient privacy and security concerns. In particular, federal regulations issued under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) require our facilities to comply with standards to protect the privacy, security and integrity of healthcare information. These regulations have imposed extensive administrative requirements, technical and physical information security requirements, restrictions on the use and disclosure of individually identifiable patient health and related financial information and have provided patients with additional rights with respect to their health information. Compliance with these regulations requires substantial expenditures, which could negatively impact our financial results. In addition, our management has spent, and may spend in the future, substantial time and effort on compliance measures.

Violations of the privacy and security regulations could subject our inpatient facilities to civil penalties of up to $25,000 per calendar year for each provision contained in the privacy and security regulations that are violated and criminal penalties of up to $250,000 per violation for certain other violations, in each case with the size of such penalty based on certain factors.

We may be subject to liabilities from claims brought against our facilities.

We are subject to medical malpractice lawsuits and other legal actions in the ordinary course of business. Some of these actions may involve large claims, as well as significant defense costs. We cannot predict the outcome of these lawsuits or the effect that findings in such lawsuits may have on us. All professional and general liability insurance we purchase is subject to policy limitations. We believe that, based on our past experience and actuarial estimates, our insurance coverage is adequate considering the claims arising from the operations of our facilities. While we continuously monitor our coverage, our ultimate liability for professional and general liability claims could change materially from our current estimates. If such policy limitations should be partially or fully exhausted in the future, or payments of claims exceed our estimates or are not covered by our insurance, it could have a material adverse effect on our operations.

We have been and could become the subject of governmental investigations, regulatory actions and whistleblower lawsuits.

The construction and operation of healthcare facilities are subject to extensive federal, state and local regulation relating to, among other things, the adequacy of medical care, equipment, personnel, operating policies and procedures, fire prevention, rate-setting, compliance with building codes and environmental protection. Additionally, such facilities are subject to periodic inspection by government authorities to assure their continued compliance with these various standards. If we fail to adhere to these standards, we could be subject to monetary and operational penalties.

If any of our existing healthcare facilities lose their accreditation or any of our new facilities fail to receive accreditation, such facilities could become ineligible to receive reimbursement under Medicare or Medicaid.

Healthcare companies are subject to numerous investigations by various governmental agencies. Certain of our facilities have received, and other facilities may receive, government inquiries from, and may be subject to investigation by, federal and state agencies. Depending on whether the underlying conduct in these or future inquiries or investigations could be considered systemic, their resolution could have a material adverse effect on our business, financial condition and results of operations.

Further, under the federal False Claims Act, private parties are permitted to bring qui tam or “whistleblower” lawsuits against companies that submit false claims for payments to, or improperly retain overpayments from, the government. Because qui tam lawsuits are filed under seal, we could be named in one or more such lawsuits of which we are not aware.

We are subject to uncertainties regarding recent health reform legislation, which represents a significant change to the healthcare industry.

On March 23, 2010, President Obama signed into law the Patient Protection and Affordable Care Act (the “PPACA”). The Healthcare and Education Reconciliation Act of 2010 (the “Reconciliation Act”), which contains a number of amendments to the PPACA, was signed into law on March 30, 2010. Two primary goals of the PPACA, combined with the Reconciliation Act (collectively referred to as the “Health Reform Legislation”), are to provide for increased access to coverage for healthcare and to reduce healthcare-related expenses.

The expansion of health insurance coverage under the Health Reform Legislation may increase the number of patients using our facilities who have either private or public program coverage. In addition, a disproportionately large percentage of new Medicaid coverage is likely to be in states that currently have relatively low income eligibility requirements and may include states where we have facilities. Furthermore, as a result of the Health Reform Legislation, there may be a reduction in uninsured patients, which should reduce our expense from uncollectible accounts receivable.

Notwithstanding the foregoing, the Health Reform Legislation makes a number of other changes to Medicare and Medicaid which we believe may have an adverse impact on us. The Health Reform Legislation revises reimbursement under the Medicare and Medicaid programs to emphasize the efficient delivery of high quality care and contains a number of incentives and penalties under these programs to achieve these goals. The Health Reform Legislation provides for decreases in reimbursement rates.

The various provisions in the Health Reform Legislation that directly or indirectly affect reimbursement are scheduled to take effect over a number of years. Health Reform Legislation provisions are likely to be affected by the incomplete nature of implementing regulations or expected forthcoming interpretive guidance, gradual implementation, future legislation, and possible judicial nullification of all or certain provisions of the Health Reform Legislation. Further Health Reform Legislation provisions, such as those creating the Medicare Shared Savings Program and the Independent Payment Advisory Board, create certain flexibilities in how healthcare may be reimbursed by federal programs in the future. Thus, we cannot predict the impact of the Health Reform Legislation on our future reimbursement at this time.

The Health Reform Legislation also contains provisions aimed at reducing fraud and abuse in healthcare. The Health Reform Legislation amends several existing laws, including the federal Anti-Kickback Statute and the False Claims Act, making it easier for government agencies and private plaintiffs to prevail in lawsuits brought against healthcare providers. Congress revised the intent requirement of the Anti-Kickback Statute to provide that a person is not required to “have actual knowledge or specific intent to commit a violation of” the Anti-Kickback Statute in order to be found guilty of violating such law. The Health Reform Legislation also provides that any claims for items or services that violate the Anti-Kickback Statute are also considered false claims for purposes of the federal civil False Claims Act. The Health Reform Legislation provides that a healthcare provider that knowingly retains an overpayment in excess of 60 days is subject to the federal civil False Claims Act. The Health Reform Legislation also expands the Recovery Audit Contractor program, which had previously been limited to Medicare, to Medicaid. These amendments also make it easier for severe fines and penalties to be imposed on healthcare providers that violate applicable laws and regulations.

The impact of the Health Reform Legislation on each of our facilities may vary. Because the Health Reform Legislation provisions are effective at various times over the next several years and in light of federal lawsuits challenging the constitutionality of the Health Reform Legislation, we anticipate that many of the provisions in the Health Reform Legislation may be subject to further challenge. We cannot predict the impact the Health Reform Legislation may have on our business, results of operations, cash flow, capital resources and liquidity, or whether we will be able to adapt successfully to the changes required by the Health Reform Legislation.

We operate in a highly competitive industry, and competition may lead to declines in patient volumes.

The healthcare industry is highly competitive, and competition among healthcare providers (including hospitals) for patients, psychiatrists and other healthcare professionals has intensified in recent years. There are other healthcare facilities that provide behavioral and other mental health services comparable to at least some of those offered by our facilities in each of the geographical areas in which we operate. Some of our competitors are owned by tax-supported governmental agencies or by nonprofit corporations and may have certain financial advantages not available to us, including endowments, charitable contributions, tax-exempt financing and exemptions from sales, property and income taxes.

If our competitors are better able to attract patients, recruit and retain psychiatrists, physicians and other healthcare professionals, expand services or obtain favorable managed care contracts at their facilities, we may experience a decline in patient volume and our results of operations may be adversely affected.

The trend by insurance companies and managed care organizations to enter into sole source contracts may limit our ability to obtain patients.

Insurance companies and managed care organizations are entering into sole source contracts with healthcare providers, which could limit our ability to obtain patients since we do not offer the range of services required for these contracts. Moreover, private insurers, managed care organizations and, to a lesser extent, Medicaid and Medicare, are beginning to carve-out specific services, including mental health and substance abuse services, and establish small, specialized networks of providers for such services at fixed reimbursement rates. Continued growth in the use of carve-out arrangements could materially adversely affect our business to the extent we are not selected to participate in such networks or if the reimbursement rate is not adequate to cover the cost of providing the service.

Our performance depends on our ability to recruit and retain quality psychiatrists and other physicians.

The success and competitive advantage of our facilities depends, in part, on the number and quality of the psychiatrists and other physicians on the medical staffs of our facilities and our maintenance of good relations with those medical professionals. Although we employ psychiatrists and other physicians at many of our facilities, psychiatrists and other physicians generally are not employees of our facilities, and, in a number of our markets, they have admitting privileges at competing hospitals providing acute or inpatient behavioral health services. Such physicians (including psychiatrists) may terminate their affiliation with us at any time or admit their patients to competing healthcare facilities or hospitals. If we are unable to attract and retain sufficient numbers of quality psychiatrists and other physicians by providing adequate support personnel and facilities that meet the needs of those psychiatrists and other physicians, they may stop referring patients to our facilities and our results of operations may decline.

It may become difficult for us to attract and retain an adequate number of psychiatrists and other physicians to practice in certain of the communities in which our facilities are located. Our failure to recruit psychiatrists and other physicians to these communities or the loss of such medical professionals in these communities could make it more difficult to attract patients to our facilities and thereby may have a material adverse effect on our business, financial condition and results of operations. Additionally, our ability to recruit psychiatrists and other physicians is closely regulated. The form, amount and duration of assistance we can provide to recruited psychiatrists and other physicians is limited by the Stark Law, the Anti-Kickback Statute, state Anti-Kickback Statutes, and related regulations. For example, the Stark Law requires, among other things, that recruitment assistance can be provided only to psychiatrists and other physicians who meet certain geographic and practice requirements, that the amount of assistance cannot be changed during the term of the recruitment agreement, and that the recruitment payments cannot generally benefit psychiatrists and other physicians currently in practice in the community beyond recruitment costs actually incurred by them.

Our facilities face competition for staffing that may increase our labor costs and reduce our profitability.

Our operations depend on the efforts, abilities, and experience of our management and medical support personnel, including our therapists, nurses, pharmacists and mental health technicians, as well as our psychiatrists and other professionals. We compete with other healthcare providers in recruiting and retaining qualified management, physicians (including psychiatrists) and support personnel responsible for the daily operations of our facilities.

The nationwide shortage of nurses and other medical support personnel has been a significant operating issue facing us and other healthcare providers. This shortage may require us to enhance wages and benefits to recruit and retain nurses and other medical support personnel or require us to hire more expensive temporary or contract personnel. In addition, certain of our facilities are required to maintain specified staffing levels. To the extent we cannot meet those levels, we may be required to limit the services provided by these facilities, which would have a corresponding adverse effect on our net operating revenues.

Increased labor union activity is another factor that could adversely affect our labor costs. To date, labor unions represent employees at only five of our 33 facilities. To the extent that a greater portion of our employee base unionizes, it is possible that our labor costs could increase materially.

We cannot predict the degree to which we will be affected by the future availability or cost of attracting and retaining talented medical support staff. If our general labor and related expenses increase, we may not be able to raise our rates correspondingly. Our failure either to recruit and retain qualified management, psychiatrists, therapists, nurses and other medical support personnel or control our labor costs could have a material adverse effect on our results of operations.

We depend heavily on key management personnel, and the departure of one or more of our key executives or a significant portion of our local facility management personnel could harm our business.

The expertise and efforts of our senior executives and the chief executive officer, chief financial officer, medical director, physicians and other key members of our facility management personnel are critical to the success of our business. The loss of the services of one or more of our senior executives or of a significant portion of our facility management personnel could significantly undermine our management expertise and our ability to provide efficient, quality healthcare services at our facilities, which could harm our business.

We could face risks associated with, or arising out of, environmental, health and safety laws and regulations.

We are subject to various federal, state and local laws and regulations that:

■	regulate certain activities and operations that may have environmental or health and safety effects, such as the generation, handling and disposal of medical wastes,

■	impose liability for costs of cleaning up, and damages to natural resources from, past spills, waste disposals on and off-site, or other releases of hazardous materials or regulated substances, and

■	regulate workplace safety.

Compliance with these laws and regulations could increase our costs of operation. Violation of these laws may subject us to significant fines, penalties or disposal costs, which could negatively impact our results of operations, financial condition or cash flows. We could be responsible for the investigation and remediation of environmental conditions at currently or formerly operated or leased sites, as well as for associated liabilities, including liabilities for natural resource damages, third party property damage or personal injury resulting from lawsuits that could be brought by the government or private litigants, relating to our operations, the operations of facilities or the land on which our facilities are located. We may be subject to these liabilities regardless of whether we lease or own the facility, and regardless of whether such environmental conditions were created by us or by a prior owner or tenant, or by a third party or a neighboring facility whose operations may have affected such facility or land. That is because liability for contamination under certain environmental laws can be imposed on current or past owners or operators of a site without regard to fault. We cannot assure you that environmental conditions relating to our prior, existing or future sites or those of predecessor companies whose liabilities we may have assumed or acquired will not have a material adverse effect on our business.

Our acquisition strategy exposes us to a variety of operational and financial risks.

A principal element of our business strategy is to grow by acquiring other companies and assets in the behavioral health industry. Growth, especially rapid growth, through acquisitions exposes us to a variety of operational and financial risks. For example, in March 2012 we completed the acquisition of the Haven Facilities. This large transaction was only completed recently and we may engage in other large acquisitions in the near future. Therefore, the risks described below may be acutely relevant. We summarize the most significant of these risks below.

Integration risks

We must integrate our acquisitions with our existing operations. This process includes the integration of the various components of our business and of the businesses we have acquired or may do so in the future, including the following:

■	additional psychiatrists, other physicians and employees who are not familiar with our operations;

■	patients who may elect to switch to another behavioral healthcare provider;

■	regulatory compliance programs; and

■	disparate operating, information and record keeping systems and technology platforms.

Integrating a new facility could be expensive and time consuming and could disrupt our ongoing business, negatively affect cash flow and distract management and other key personnel from day-to-day operations.

We may not be able to combine successfully the operations of recently acquired YFCS, PHC or the Haven Facilities with our operations, and, even if such integration is accomplished, we may never realize the potential benefits of the acquisition. The integration of acquisitions, including YFCS, PHC and the Haven Facilities, with our operations requires significant attention from management, may impose substantial demands on our operations or other projects and may impose challenges on the combined business including, but not limited to, consistencies in business standards, procedures, policies, business cultures and internal controls and compliance. The PHC integration, which began upon the closing of the acquisition, also involves a capital outlay, and the return that we achieved on any capital invested may be less than the return that we would achieve on our other projects or investments. Although the YFCS, PHC and Haven integrations are underway, they are not complete. If we fail to complete these integrations, we may never fully realize the potential benefits of the related acquisitions.

Benefits may not materialize

When evaluating potential acquisition targets, we identify potential synergies and cost savings that we expect to realize upon the successful completion of the acquisition and the integration of the related operations. We may, however, be unable to achieve or may otherwise never realize the expected benefits. Our ability to realize the expected benefits from potential cost savings and revenue improvement opportunities are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control, such as changes to government regulation governing or otherwise impacting the behavioral healthcare industry, reductions in reimbursement rates from third party payors, reductions in service levels under our contracts, operating difficulties, client preferences, changes in competition and general economic or industry conditions. If we are unsuccessful in implementing these improvements or if we do not achieve our expected results, it may adversely impact our results of operations.

Assumptions of unknown liabilities

Facilities that we acquire may have unknown or contingent liabilities, including, but not limited to, liabilities for failure to comply with healthcare laws and regulations. Although we typically attempt to exclude significant liabilities from our acquisition transactions and seek indemnification from the sellers of such facilities for at least a portion of these matters, we may experience difficulty enforcing those obligations or we may incur material liabilities for the past activities of acquired facilities. Such liabilities and related legal or other costs and/or resulting damage to a facility’s reputation could negatively impact our results of operations.

Competing for acquisitions

We face competition for acquisition candidates primarily from other for-profit healthcare companies, as well as from not-for-profit entities. Some of our competitors may have greater resources than we do. As a result, we may pay more to acquire a target business or may agree to less favorable deal terms than we would have otherwise. Our principal competitors for acquisitions have included UHS, Aurora Behavioral Health Care and Ascend Health Corporation. Also, suitable acquisitions may not be accomplished due to unfavorable terms.

Further, the cost of an acquisition could result in a dilutive effect on our results of operations, depending on various factors, including the amount paid for an acquired facility, the acquired facility’s results of operations, the fair value of assets acquired and liabilities assumed, effects of subsequent legislation and limits on rate increases. In addition, we may have to pay cash, incur debt, or issue equity securities to pay for any such acquisition, which could adversely affect our financial results, result in dilution to our stockholders, result in increased fixed obligations, or impede our ability to manage our operations. See “—Despite our current debt level, we may incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial debt.”

Managing growth

Some of the facilities we have acquired or may acquire in the future may have had significantly lower operating margins prior to the time of our acquisition or may have had operating losses prior to such acquisition. If we fail to improve the operating margins of the facilities we acquire, operate such facilities profitably or effectively integrate the operations of the acquired facilities, our results of operations could be negatively impacted.

State efforts to regulate the construction or expansion of healthcare facilities could impair our ability to operate and expand our operations.

A majority of the states in which we operate facilities have enacted CON laws that regulate the construction or expansion of healthcare facilities, certain capital expenditures or changes in services or bed capacity. In giving approval for these actions, these states consider the need for additional or expanded healthcare facilities or services. Our failure to obtain necessary state approval could (i) result in our inability to acquire a targeted facility, complete a desired expansion or make a desired replacement, (ii) make a facility ineligible to receive reimbursement under the Medicare or Medicaid programs or (iii) result in the revocation of a facility’s license or impose civil or criminal penalties on us, any of which could harm our business.

In addition, significant CON reforms have been proposed in a number of states that would increase the capital spending thresholds and provide exemptions of various services from review requirements. In the past, we have not experienced any material adverse effects from such requirements, but we cannot predict the impact of these changes upon our operations.

We may be unable to extend leases at expiration, which could harm our business, financial condition and results of operations.

We lease the real property on which a number of our facilities are located. Our lease agreements generally give us the right to renew or extend the term of the leases and, in certain cases, purchase the real property. These renewal and purchase rights generally are based upon either prescribed formulas or fair market value. We expect to renew, extend or exercise purchase options with respect to our leases in the normal course of business; however, there can be no assurance that these rights will be exercised in the future or that we will be able to satisfy the conditions precedent to exercising any such renewal, extension or purchase options. Furthermore, the terms of any such options that are based on fair market value are inherently uncertain and could be unacceptable or unfavorable to us depending on the circumstances at the time of exercise. If we are not able to renew or extend our existing leases, or purchase the real property subject to such leases, at or prior to the end of the existing lease terms, or if the terms of such options are unfavorable or unacceptable to us, our business, financial condition and results of operation could be adversely affected.

Controls designed to reduce inpatient services may reduce our revenues.

Controls imposed by Medicare, Medicaid and commercial third-party payors designed to reduce admissions and lengths of stay, commonly referred to as “utilization review,” have affected and are expected to continue to affect our facilities. Utilization review entails the review of the admission and course of treatment of a patient by health plans. Inpatient utilization, average lengths of stay and occupancy rates continue to be negatively affected by payor-required preadmission authorization and utilization review and by payor pressure to maximize outpatient and alternative healthcare delivery services for less acutely ill patients. Efforts to impose more stringent cost controls are expected to continue. For example, the Health Reform Legislation potentially expands the use of prepayment review by Medicare contractors by eliminating statutory restrictions on its use. Utilization review is also a requirement of most non-governmental managed-care organizations and other third-party payors. Although we are unable to predict the effect these controls and changes will have on our operations, significant limits on the scope of services reimbursed and on reimbursement rates and fees could have a material adverse effect on our financial condition and results of operations.

Different interpretations of accounting principles could have a material adverse effect on our results of operations or financial condition.

Generally accepted accounting principles are complex, continually evolving and may be subject to varied interpretation by us, our independent registered public accounting firm and the SEC. Such varied interpretations could result from differing views related to specific facts and circumstances. Differences in interpretation of generally accepted accounting principles could have a material adverse effect on our financial condition and results of operations.

Although we have facilities in 19 states, we have substantial operations in Arkansas and Mississippi, which makes us especially sensitive to regulatory, economic, environmental and competitive conditions and changes in those states.

We currently operate 33 facilities, four of which are located in Arkansas or Mississippi. Our revenues in those states represented approximately 26% of our revenue for the twelve months ended March 31, 2012 (on a pro forma basis giving effect to the YFCS, PHC and Haven Facilities acquisitions). This concentration makes us particularly sensitive to legislative, regulatory, economic, environmental and competition changes in those states. Any material change in the current payment programs or regulatory, economic, environmental or competitive conditions in these states could have a disproportionate effect on our overall business results.

In addition, our facilities in the Southeastern United States are located in hurricane-prone areas. In the past, hurricanes have had a disruptive effect on the operations of facilities in the Southeastern United States and the patient populations in those states. Our business activities could be significantly disrupted by a particularly active hurricane season or even a single storm, and our property insurance may not be adequate to cover losses from such storms or other natural disasters.

An increase in uninsured and underinsured patients or the deterioration in the collectability of the accounts of such patients could harm our results of operations.

Collection of receivables from third-party payors and patients is critical to our operating performance. Our primary collection risks relate to uninsured patients and the portion of the bill that is the patient’s responsibility, which primarily includes co-payments and deductibles. We estimate our provisions for doubtful accounts based on general factors such as payor source, the agings of the receivables and historical collection experience. At March 31, 2012, our allowance for doubtful accounts represented approximately 8% of our accounts receivable balance as of such date. We routinely review accounts receivable balances in conjunction with these factors and other economic conditions that might ultimately affect the collectability of the patient accounts and make adjustments to our allowances as warranted. Significant changes in business office operations, payor mix, economic conditions or trends in federal and state governmental health coverage (including implementation of the Health Reform Legislation) could affect our collection of accounts receivable, cash flow and results of operations. If we experience unexpected increases in the growth of uninsured and underinsured patients or in bad debt expenses, our results of operations will be harmed.

Failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) could have a material and adverse effect on our business.

Historically, as a privately-held company, we were not required to maintain internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404 of Sarbanes-Oxley, standards that, as a newly public company, we are required to meet in the course of preparing our consolidated financial statements. If we are not able to implement the requirements of Section 404 of Sarbanes-Oxley in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to attest to the adequacy of our internal control over financial reporting. If we are unable to maintain adequate internal control over financial reporting, we may be unable to report our financial information on a timely basis, may suffer adverse regulatory consequences or violations of applicable stock exchange listing rules and may breach the covenants under our financing arrangements. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in our financial statements is also likely to suffer if we or our independent registered public accounting firm report a material weakness in our internal control over financial reporting. In addition, we will incur incremental costs in order to improve our internal control over financial reporting and comply with Section 404 of Sarbanes-Oxley, including increased auditing and legal fees.

Risks Relating to this Offering and Ownership of Our Common Stock

Following the completion of this offering, we will no longer be a “controlled company” under the NASDAQ listing requirements and, as a result, will no longer qualify for exemptions from certain corporate governance requirements.

Waud Capital Partners currently controls approximately 56.5% of the voting power of our common stock. As a result, we are considered a “controlled company” for the purposes of the NASDAQ listing requirements. As a “controlled company,” we are permitted to, and we do, opt out of the NASDAQ listing requirements that would otherwise require a majority of the members of our board of directors to be independent and require that we either establish a compensation committee and a nominating and governance committee, each composed of independent directors, or otherwise ensure that the compensation of our executive officers and nominees for directors are determined or recommended to our board of directors by the independent members of our board of directors. Currently we have only two independent directors, Messrs. Grieco and Miquelon.

Following the completion of this offering, however, Waud Capital Partners will own approximately 45% of the voting power of our common stock and we will no longer qualify as a “controlled company” within the meaning of the NASDAQ listing requirements and, as a result, we will no longer be exempt from complying with the requirements noted above. Under the NASDAQ listing requirements, a company that ceases to be a “controlled company” must comply with the independent board committee requirements as they relate to the nominating and compensation committees on the following phase-in schedule: (1) one independent committee member at the time it ceases to be a “controlled company,” (2) a majority of independent committee members within 90 days of the date it ceases to be a “controlled company” and (3) all independent committee members within one year of the date it ceases to be a “controlled company.” Additionally, the NASDAQ listing requirements provide a 12 month phase-in period from the date a company ceases to be a “controlled company” to comply with the majority independent board requirement. During these phase-in periods, our stockholders will not have the same protections afforded to stockholders of companies of which the majority of directors are independent and, if, within the phase-in periods, we are not able to recruit additional directors that would qualify as independent, or otherwise comply with the NASDAQ listing requirements, we may be subject to enforcement actions by NASDAQ. In addition, a change in our board of directors and committee membership may result in a change in corporate strategy and operating philosophies, and may result in deviations from our current growth strategy.

We are party to a stockholders agreement with Waud Capital Partners which provides them with certain rights over company matters.

In accordance with the terms of the stockholders agreement among Waud Capital Partners, Acadia and certain members of our management, for so long as Waud Capital Partners owns at least 17.5% of our outstanding common stock, it is able to elect a majority of our board of directors and has consent rights to many corporate actions, such as issuing equity or debt securities, paying dividends, acquiring any interest in another company and materially changing our business activities. It is possible that the interests of Waud Capital Partners may in some circumstances conflict with our interests and the interests of our other stockholders.

If securities or industry analysts do not publish research or reports about our business, if they were to change their recommendations regarding our stock adversely or if our operating results do not meet their expectations, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock or if our operating results do not meet their expectations, our stock price could decline.

Future sales of common stock by our existing stockholders may cause our stock price to fall.

The market price of our common stock could decline as a result of sales by our existing stockholders in the market, or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

Waud Capital Partners and certain of its affiliates, along with certain members of our management, have certain demand and piggyback registration rights with respect to shares of our common stock beneficially owned by them. The presence of additional shares of our common stock trading in the public market, as a result of the exercise of such registration rights, may have an adverse effect on the market price of our securities.

Fluctuations in our operating results, quarter to quarter earnings and other factors, including incidents involving our patients and any negative media coverage, may result in decreases in the price of our common stock.

The stock markets experience volatility that is often unrelated to operating performance. These broad market fluctuations may adversely affect the trading price of our common stock and, as a result, there may be significant volatility in the market price of our common stock. If we are unable to operate our facilities as profitably as we have in the past or as our stockholders expect us to in the future, the market price of our common stock will likely decline as stockholders could sell shares of our common stock when it becomes apparent that the market expectations may not be realized. In addition to our operating results, many economic and seasonal factors outside of our control could have an adverse effect on the price of our common stock and increase fluctuations in our quarterly earnings. These factors include certain of the risks discussed herein, demographic changes, operating results of other healthcare companies, changes in our financial estimates or recommendations of securities analysts, speculation in the press or investment community, the possible effects of war, terrorist and other hostilities, adverse weather conditions, the level of seasonal illnesses, managed care contract negotiations and terminations, changes in general conditions in the economy or the financial markets or other developments affecting the healthcare industry. An incident involving one or more of our patients could result in negative media coverage and adversely affect the trading price of our common stock.

Provisions of our charter documents or Delaware law could delay or prevent an acquisition of us, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. This is because these provisions may prevent or frustrate attempts by stockholders to replace or remove our management. These provisions include:

■	a classified board of directors;

■	a prohibition on stockholder action through written consent (once Waud Capital Partners no longer beneficially owns at least a majority of our outstanding common stock);

■	a requirement that special meetings of stockholders be called upon a resolution approved by a majority of our directors then in office;

■	advance notice requirements for stockholder proposals and nominations; and

■	the authority of the board of directors to issue preferred stock with such terms as the board of directors may determine.

Section 203 of the Delaware General Corporation Law (the “DGCL”) prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person that together with its affiliates owns or within the last three years has owned 15% of voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Although we have elected not to be subject to Section 203 of the DGCL, our amended and restated certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that Waud Capital Partners, its affiliates and any investment fund managed by Waud Capital Partners and any persons to whom Waud Capital Partners sells at least five percent (5%) of our outstanding voting stock will be deemed to have been approved by our board of directors, and thereby not subject to the restrictions set forth in our amended and restated certificate of incorporation that have the same effect as Section 203 of the DGCL. Accordingly, the provision in our amended and restated certificate of incorporation that adopts a modified version of Section 203 of the DGCL may discourage, delay or prevent a change in control of us.

As a result of these provisions in our charter documents and Delaware law, the price investors may be willing to pay in the future for shares of our common stock may be limited.

We do not anticipate paying any cash dividends in the foreseeable future.

We intend to retain our future earnings, if any, for use in our business or for other corporate purposes and do not anticipate that cash dividends in respect to common stock will be paid in the foreseeable future. Any decision as to the future payment of dividends will depend on our results of operations, financial position and such other factors as our board of directors, in its discretion, deems relevant. In addition, the terms of our debt substantially limit our ability to pay dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We incur substantial costs as a result of being a public company.

As a public company, we incur significant legal, accounting, insurance and other expenses, including costs associated with public company reporting requirements. We incur costs associated with complying with the requirements of Sarbanes-Oxley and related rules implemented by the SEC and NASDAQ. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these laws and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Since we became a publicly traded in November 2011, these costs are not fully reflected in our historical financial statements. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Some of the statements made in this prospectus constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements include any statements that address future results or occurrences. In some cases you can identify forward looking statements by terminology such as “may,” “might, “will,” “should,” “could” or the negative thereof. Generally, the words “anticipate,” “believe,” “continues,” “expect,” “intend,” “estimate,” “project,” “plan” and similar expressions identify forward looking statements. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this prospectus under the headings “Prospectus Summary” and “Risk Factors,” are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which could cause our actual results, performance or achievements to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to:

■	the impact of payments received from the government and third-party payors on our revenues and results of operations;

■	our significant indebtednesses, our ability to meet our debt obligations, and ability to incur substantially more debt;

■	our future cash flow and earnings;

■	our restrictive covenants, which may restrict our business and financing activities;

■	our ability to make payments on our financing arrangements;

■	the impact of the economic and employment conditions in the United States on our business and future results of operations;

■	compliance with laws and government regulations;

■	the impact of claims brought against our facilities;

■	the impact of governmental investigations, regulatory actions and whistleblower lawsuits;

■	the impact of recent health care reform;

■	the impact of our highly competitive industry on patient volumes;

■	the impact of the trend by insurance companies and managed care organizations entering into sole source contracts;

■	the impact of recruitment and retention of quality psychiatrists and other physicians on our performance;

■	the impact of competition for staffing on our labor costs and profitability;

■	our dependence on key management personnel, key executives and our local facility management personnel;

■	our acquisition strategy, which exposes us to a variety of operational and financial risk

■	the impact of state efforts to regulate the construction or expansion of health care facilities on our ability to operate and expand our operations;

■	our potential inability to extend leases at expiration;

■	the impact of controls designed to reduce inpatient services on our revenues;

■	the impact of different interpretations of accounting principles on our results of operations or financial condition;

■	the impact of environmental, health and safety laws and regulations, especially in states where we have concentrated operations;

■	the impact of an increase in uninsured and underinsured patients or the deterioration in the collectability of the accounts of such patients on our results of operations;

■	failure to achieve and maintain effective internal control over financial reporting;

■	the impact of fluctuations in our operating results, quarter to quarter earnings and other factors on the price of our common stock;

■	the cessation of our statuts as a “controlled company”;

■	the impact of our sponsor’s rights over certain company matters; and

■	the other risks described under the heading “Risk Factors.”

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. These risks and uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. These forward-looking statements are made only as of the date of this prospectus. We do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of 8,250,000 shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $132.6 million, based on an assumed public offering price of $16.99 per share, which was the closing price of our common stock on May 8, 2012, as reported by The NASDAQ Global Market.

A $1.00 increase (decrease) in the assumed public offering price of $16.99 per share would increase (decrease) our net proceeds from this offering by approximately $7.8 million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase 1,237,500 additional shares of our common stock in full, we estimate that the net proceeds from this offering will be approximately $152.6 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the proceeds from this offering principally to fund our acquisition strategy. We have a number of acquisitions that are in various stages of development and consideration. While acquisitions are a principal element of our growth strategy, and at any given point in time we are likely to be in discussions with third parties regarding both small and substantial acquisitions, we are not currently a party to any definitive agreement regarding any material acquisition.

To the extent not used for acquisitions, we plan to use the proceeds for general corporate purposes and in addition, we may use the proceeds to repay debt under the Senior Secured Credit Facility and the Senior Notes, which we incurred to finance our acquisition of YFCS, the PHC Merger and the acquisition of the Haven Facilities. The applicable rate for Eurodollar Rate Loans and Base Rate Loans under the Senior Secured Credit Facility was 4.25% and 3.25%, respectively, as of March 31, 2012. The maturity date of the Senior Secured Credit Facility is April 1, 2016. The Senior Notes bear interest at a rate of 12.875% per annum and mature on November 1, 2018.

As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds from this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, we will retain broad discretion over the use of such proceeds. The uses, amounts and timing of our actual expenditures will depend on numerous factors, including the extent to which we are successful in identifying and completing acquisitions, our ability to obtain the consent of the lenders under the Senior Secured Credit Facility regarding the repayment of debt under the Senior Notes, the results of our ongoing integration efforts and the amount of cash generated or used by our operations. Under the terms of the Senior Secured Credit Facility, we are required to use 50% of the proceeds from this offering to repay outstanding debt thereunder unless such proceeds are used to finance permitted acquisitions (as defined in the Senior Secured Credit Facility) within 180 days of receipt thereof. Pending application of the proceeds as described above, we intend to place the proceeds in interest bearing time deposits of a national banking association which are insured by the Federal Deposit Insurance Corporation or to invest the proceeds in bonds or other debt obligations issued or guaranteed by the United States government or one of its agencies or instrumentalities or money market funds solely invested in or collateralized by such bonds or debt obligations.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore we do not anticipate paying any cash dividends in the foreseeable future. Additionally, because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with covenants in current and future agreements governing our indebtedness (including the Senior Secured Credit Facility and the indenture governing the Senior Notes), and will depend upon our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table describes our cash and cash equivalents and our consolidated capitalization as of March 31, 2012:

■	on an actual basis;

■

on an as adjusted basis giving effect to the issuance and sale by us of 8,250,000 shares of common stock based on an assumed public offering price of $16.99 per share, which was the closing price of our common stock on May 8, 2012, as reported by The NASDAQ Global Market, and our receipt of the estimated net proceeds therefrom, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with “Use of Proceeds,” “Unaudited Pro Forma Condensed Combined Financial Information,” and the consolidated financial statements of Acadia, YFCS, PHC, HHC Delaware and the Haven Facilities and notes thereto appearing elsewhere in this prospectus or incorporated herein by reference.

	AS OF MARCH 31, 2012
	ACTUAL	AS ADJUSTED
	(unaudited) (In thousands, except share and per share amounts)
Cash and cash equivalents	$840	$133,447

Debt:
Senior Secured Credit Facility:
Senior secured term loan	$152,937	$152,937
Revolving credit facility	7,000	7,000
Senior Notes	147,577	147,577

Total debt (including current portion)	$307,514	$307,514

Stockholders’ equity:
Common stock, $0.01 par value per share; 90,000,000 authorized and 32,128,474 issued and outstanding, actual; 90,000,000 authorized and 40,482,554 issued and outstanding, as adjusted	321	404
Preferred stock, $0.01 par value per share; 10,000,000 shares authorized, no shares issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, as adjusted	—	—
Additional paid-in-capital	141,260	273,784
Accumulated deficit	(40,901)	(40,901)

Total equity	100,680	233,287

Total capitalization	$408,194	$540,801

A $1.00 increase (decrease) in the assumed public offering price of $16.99 per share would increase (decrease) each of as adjusted cash and cash equivalents, additional paid-in capital, stockholders’ equity and total capitalization by approximately $7.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following tables set forth the unaudited pro forma condensed combined financial data for Acadia, YFCS, PHC, MeadowWood and the Haven Facilities as a combined company, giving effect to (1) Acadia’s acquisition of YFCS and the related debt and equity financing transactions on April 1, 2011, (2) PHC’s acquisition of MeadowWood and related debt financing transaction on July 1, 2011, (3) the PHC Merger and the related issuance of Senior Notes on November 1, 2011, and (4) Acadia’s acquisition of the Haven Facilities and the related amendment to the Senior Secured Credit Facility on March 1, 2012. The unaudited pro forma condensed combined statements of operations gives effect to each transaction as if they occurred on January 1, 2011. Acadia’s condensed consolidated statement of operations for the year ended December 31, 2011 reflects the results of operations for YFCS for the period from April 1, 2011 to December 31, 2011 and PHC for the period from November 1, 2011 to December 31, 2011, and Acadia’s condensed consolidated statement of operations for the three months ended March 31, 2012 reflects the results of operations for the Haven Facilities for the period from March 1, 2012 to March 31, 2012. Acadia’s condensed consolidated balance sheet as of March 31, 2012 reflects the effect of each transaction and, therefore, an unaudited pro forma condensed combined balance sheet is not presented.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2011 combines the audited consolidated statement of operations of Acadia for that period with the unaudited condensed consolidated statement of operations of YFCS for the three months ended March 31, 2011, the unaudited condensed consolidated statement of operations of HHC Delaware for the six months ended June 30, 2011, the unaudited condensed consolidated statement of operations of PHC for the ten months ended October 31, 2011 (which was derived from the audited consolidated statement of operations of PHC for the fiscal year ended June 30, 2011 less the unaudited condensed consolidated statement of operations of PHC for the six months ended December 31, 2010 plus the unaudited condensed consolidated statement of operations of PHC for the three months ended September 30, 2011 plus the unaudited condensed consolidated statement of operations of PHC for the month ended October 31, 2011) and the audited consolidated statement of operations of the Haven Facilities for the year ended December 31, 2011. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2012 combines the unaudited consolidated statement of operations of Acadia for that period with the unaudited condensed consolidated statement of operations of the Haven Facilities for the period from January 1, 2012 to February 29, 2012. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2011 combines the unaudited consolidated statement of operations of Acadia for that period with the unaudited condensed consolidated statement of operations of YFCS for the three months ended March 31, 2011, the unaudited condensed consolidated statement of operations of HHC Delaware for the three months ended March 31, 2011, the unaudited condensed consolidated statement of operations of PHC for the three months ended March 31, 2011 and the unaudited combined statement of operations of the Haven Facilities for the three months ended March 31, 2011.

The unaudited pro forma condensed combined financial data has been prepared using the acquisition method of accounting for business combinations under GAAP. The adjustments necessary to fairly present the unaudited pro forma condensed combined financial data have been made based on available information and in the opinion of management are reasonable. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma condensed combined financial data. The pro forma adjustments relating to the acquisition of the Haven Facilities are preliminary and revisions to the fair value of assets acquired and liabilities assumed may have a significant impact on the pro forma adjustments. A final valuation of assets acquired and liabilities assumed has not been completed and the completion of fair value determinations may result in changes in the values assigned to property and equipment and other assets (including intangibles) acquired and liabilities assumed.

The unaudited pro forma condensed combined financial data is for illustrative purposes only and does not purport to represent what our financial position or results of operations actually would have been had the events noted above in fact occurred on the assumed dates or to project our financial position or results of operations for any future date or future period.

The unaudited pro forma condensed combined financial data should be read in conjunction with the consolidated financial statements and notes thereto of Acadia, YFCS, PHC, HHC Delaware and the Haven Facilities included elsewhere in this prospectus or incorporated herein by reference.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2011

	ACADIA HEALTHCARE (1)	YFCS (2)	PHC (3)	HHC DELAWARE (4)	PRO FORMA ADJUSTMENTS	NOTES	PRO FORMA ACADIA	HAVEN FACILITIES (5)	PRO FORMA HAVEN ADJUSTMENTS	NOTES	PRO FORMA COMBINED
				(in thousands, except per share amounts)
Revenue before provision before doubtful accounts	$224,599	$45,686	$59,786	$7,541			$337,612	$43,448			$381,060
Provision for doubtful accounts	(3,226)	(208)	(3,466)	(339)			(7,239)	(1,458)			(8,697)

Revenue	221,373	45,478	56,320	7,202			330,373	41,990			372,363

Salaries, wages and benefits	156,561	29,502	31,569	4,747			222,379	21,391			243,770
Professional fees	9,044	—	6,365	454	1,901	(6)	17,764	1,374			19,138
Supplies	11,377	—	2,299	469	2,204	(6)	16,349	2,819			19,168
Rents and leases	5,802	—	3,048	19	1,320	(6)	10,189	171			10,360
Other operating expenses	20,472	9,907	7,576	636	(5,425)	(6)	33,166	4,119			37,285
Depreciation and amortization	4,288	819	1,051	179	(294)	(7a)	6,473	1,046	(470)	(7c)	7,049
					430	(7b)
Interest expense, net	9,191	1,726	1,160	224	16,090	(8a)	28,391	343	1,571	(8b)	30,305
Sponsor management fees	1,347	—	—	—	(1,347)	(9)	—	—			—
Transaction-related expenses	41,547	—	3,374	—	(44,921)	(10)	—	—			—
Change in fair value of derivatives	—	—	—	—			—	(276)	276	(11)	—
Legal settlement	—	—	446	—			446	—			446

Total expenses	259,629	41,954	56,888	6,728	(30,042)		335,157	30,987	1,377		367,521
Income (loss) from continuing operations before income taxes	(38,256)	3,524	(568)	474	30,042		(4,784)	11,003	(1,377)		4,842
Provision (benefit) for income taxes	(5,383)	1,404	403	193	(133)	(12)	8,501	4,071	(551)	(13)	12,021
					12,017	(13)

Income (loss) from continuing operations	$(32,873)	$2,120	$(971)	$281	$18,158		$(13,285)	$6,932	$(826)		$(7,179)

Earnings per share—income (loss) from continuing operations:
Basic	$(1.75)										$(0.22)

Diluted	$(1.75)										$(0.22)

Weighted average shares:
Basic	18,757				4,074	(14a)			9,268	(14b)	32,099

Diluted	18,757				4,074	(14a)			9,268	(14b)	32,099

See accompanying notes to unaudited pro forma financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2012

	ACADIA HEALTHCARE (1)	HAVEN FACILITIES (5)	PRO FORMA HAVEN ADJUSTMENTS	NOTES	PRO FORMA COMBINED
	(in thousands, except per share amounts)
Revenue before provision before doubtful accounts	$93,021	$7,158			$100,179
Provision for doubtful accounts	(1,723)	(233)			(1,956)

Revenue	91,298	6,925			98,223

Salaries, wages and benefits	56,540	3,694			60,234
Professional fees	4,216	222			4,438
Supplies	4,457	461			4,918
Rents and leases	2,320	25			2,345
Other operating expenses	9,140	687			9,827
Depreciation and amortization	1,615	172	(76)	(7c)	1,711
Interest expense, net	7,282	56	257	(8b)	7,595
Transaction-related expenses	695	—	(695)	(10)	—

Total expenses	86,265	5,317	(514)		91,068
Income (loss) from continuing operations before income taxes	5,033	1,608	514		7,155
Provision (benefit) for income taxes	1,665	595	206	(13)	2,466

Income (loss) from continuing operations	$3,368	$1,013	$308		$4,689

Earnings per share—income (loss) from continuing operations:
Basic	$0.10				$0.15

Diluted	$0.10				$0.15

Weighted average shares:
Basic	32,120				32,120

Diluted	32,333				32,333

See accompanying notes to unaudited pro forma financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2011

	ACADIA HEALTHCARE (1)	YFCS (2)	PHC (3)	HHC DELAWARE (4)	PRO FORMA ADJUSTMENTS	NOTES	PRO FORMA ACADIA	HAVEN FACILITIES (5)	PRO FORMA HAVEN ADJUSTMENTS	NOTES	PRO FORMA COMBINED
				(in thousands, except per share amounts)
Revenue before provision before doubtful accounts	$17,584	$45,686	$15,456	$3,668			$82,394	$10,838			$93,232
Provision for doubtful accounts	(738)	(208)	(685)	(133)			(1,764)	(433)			(2,197)

Revenue	16,846	45,478	14,771	3,535			80,630	10,405			91,035
Salaries, wages and benefits	10,712	29,502	8,199	2,316			50,729	5,217			55,946
Professional fees	375	—	1,893	161	1,901	(6)	4,330	276			4,606
Supplies	933	—	571	235	2,204	(6)	3,943	727			4,670
Rents and leases	351	—	885	13	1,320	(6)	2,569	38			2,607
Other operating expenses	1,886	9,907	2,139	363	(5,425)	(6)	8,870	964			9,834
Depreciation and amortization	243	819	287	91	(294)	(7a)	1,266	272	(128)	(7c)	1,410
					120	(7b)
Interest expense, net	223	1,726	(13)	133	5,137	(8a)	7,206	85	399	(8b)	7,690
Sponsor management fees	45	—	—	—	(45)	(9)	—	—			—
Transaction-related expenses	2,606	—	—	—	(2,606)	(10)	—	—			—
Change in fair value of derivatives	—	—	—	—			—	(73)	73	(11)	—
Legal settlement	—	—	446	—			446	—			446

Total expenses	17,374	41,954	14,407	3,312	2,312		79,359	7,506	344		87,209
Income (loss) from continuing operations before income taxes	(528)	3,524	364	223	(2,312)		1,271	2,899	(344)		3,826
Provision (benefit) for income taxes	(271)	1,404	299	93	(133)	(12)	467	1,073	(138)	(13)	1,402
					(925)	(13)

Income (loss) from continuing operations	$(257)	$2,120	$65	$130	$(1,254)		$804	$1,826	$(206)		$2,424

Earnings per share—income (loss) from continuing operations:
Basic	$(0.01)										$0.08

Diluted	$(0.01)										$0.08

Weighted average shares:
Basic	17,633				4,892	(18a)			9,583	(18b)	32,108

Diluted	17,633				4,892	(18a)			9,583	(18b)	32,108

See accompanying notes to unaudited pro forma financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(Dollars in thousands)

(1)	The amounts in this column represent, for Acadia, actual results for the periods presented.
(2)	The amounts in this column represent, for YFCS, actual results for the period from January 1, 2011 to the April 1, 2011 acquisition date. The condensed consolidated statements of operations of YFCS have been reclassified to present the provision for doubtful accounts as a deduction from revenue in accordance with Accounting Standards Update (“ASU”) No. 2011-07, “Health Care Entities” (Topic 954): Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts for Certain Health Care Entities (“ASU 2011-07”).
(3)	The amounts in this column represent, for PHC, actual results for the periods presented, up to the November 1, 2011 acquisition date. The condensed consolidated statements of operations of PHC have been reclassified to conform to Acadia’s expense classification policies, including the reclassification of the provision for doubtful accounts from operating expenses to a deduction from revenue.
(4)	The amounts in this column represent, for MeadowWood, actual results for the periods presented, up to July 1, 2011, the date of PHC’s acquisition of MeadowWood. The condensed consolidated statements of operations of MeadowWood have been reclassified to present the provision for doubtful accounts as a deduction from revenue in accordance with ASU 2011-07.
(5)	The amounts in this column represent, for the Haven Facilities, actual results for the periods presented, up to the March 1, 2012 acquisition date.
(6)	Reflects the reclassification from YFCS other operating expenses of: (a) professional fees of $1,901 for the three months ended March 31, 2011, (b) supplies expense of $2,204 for the three months ended March 31, 2011, and (c) rent expense of $1,320 for the three months ended March 31, 2011.
(7)	Represents the adjustments to depreciation and amortization expense as a result of recording the property and equipment and intangible assets at preliminary estimates of fair value as of the respective dates of the acquisitions, as follows:

(a)	YFCS acquisition:

	AMOUNT	USEFUL LIVES (IN YEARS)	MONTHLY DEPRECIATION	TWELVE MONTHS ENDED DECEMBER 31, 2011	THREE MONTHS ENDED MARCH 31, 2011
Land	$5,122	N/A	$—	$—	$—
Land improvements	2,694	10	22	66	66
Building and improvements	21,562	25, or lease term	73	219	219
Equipment	2,024	3-7	53	159	159
Construction in progress	239	N/A	—	—	—

	31,641		148	444	444
Indefinite-lived intangible assets	3,835	N/A	—	—	—
Non-compete intangible asset	321	1	27	81	81
Patient-related intangible asset	1,200	0.25	400	—	—

Total depreciation and amortization expense				525	525
Less: historical depreciation and amortization expense				(819)	(819)

Depreciation and amortization expense adjustment				$(294)	$(294)

The adjustment to decrease depreciation and amortization expense relates to the excess of the historical amortization of the pre-acquisition intangible assets of YFCS over the amortization expense resulting from the intangible assets identified by Acadia in its acquisition of YFCS.

(b)	PHC acquisition:

	AMOUNT	USEFUL LIVES (IN YEARS)	MONTHLY DEPRECIATION	TWELVE MONTHS ENDED DECEMBER 31, 2011	THREE MONTHS ENDED MARCH 31, 2011
Land	$2,940	N/A	$—	$—	$—
Building and improvements	12,194	25, or lease term	102	1,020	306
Equipment	1,751	3-7	29	290	87

	16,885		131	1,310	393
Indefinite-lived license intangibles	1,425	N/A	—	—	—
Customer contract intangibles	2,100	5	35	350	105

Total depreciation and amortization expense				1,660	498
Less: PHC and MeadowWood historical depreciation and amortization expense				(1,230)	(378)

Depreciation and amortization expense adjustment				$430	$120

(c)	Haven Facilities acquisition:

	AMOUNT	USEFUL LIVES (IN YEARS)	MONTHLY DEPRECIATION	TWELVE MONTHS ENDED DECEMBER 31, 2011	THREE MONTHS ENDED MARCH 31, 2012	THREE MONTHS ENDED MARCH 31, 2011
Land	$2,960	N/A	$—	$—	$—	$—
Building and improvements	8,840	25, or lease term	29	348	58	87
Equipment	871	3-7	15	180	30	45
Construction in progress	52	N/A	—	—	—	—

	12,723		44	528	88	132
Indefinite-lived license intangibles	1,050	N/A	—	—	—	—
Non-compete intangible asset	150	3	4	48	8	12

Total depreciation and amortization expense				576	96	144
Less: historical depreciation and amortization expense				(1,046)	(172)	(272)

Depreciation and amortization expense adjustment				$(470)	$(76)	$(128)

The adjustment to decrease depreciation and amortization expense relates to the higher historical carrying values of property and equipment as compared to the fair value of the property and equipment as of the acquisition date based on preliminary valuation analyses.

(8)(a)	Represents adjustments to interest expense to give effect to the Senior Secured Credit Facility, the issuance of $150 million of Senior Notes on November 1, 2011 and the amendment to the interest rate applicable to the Senior Secured Credit Facility on November 1, 2011, including the amortization of related deferred financing costs and debt discounts. The interest expense calculation for the Senior Secured Credit Facility assumes the 4.50% rate in effect as of March 1, 2012 was in place throughout the period.

	TWELVE MONTHS ENDED DECEMBER 31, 2011	THREE MONTHS ENDED MARCH 31, 2011
Interest related to Senior Secured Credit Facility entered into on April 1, 2011	$1,992	$1,992
Interest related to Senior Notes issued on November 1, 2011	17,100	5,130
Interest related to amendment to the Senior Secured Credit Facility on November 1, 2011	331	84

	19,423	7,206
Less: historical interest expense of Acadia (for the period prior to April 1, 2011), YFCS, PHC and MeadowWood, as to which the related debt has been repaid	(3,333)	(2,069)

Interest expense adjustment	$16,090	$5,137

An increase or decrease of 0.125% in the assumed interest rate would result in a change in interest expense of $211 for the twelve months ended December 31, 2011.

(b)	Represents adjustments to interest expense to give effect to the amendment to the Senior Secured Credit Facility on March 1, 2012 to issue incremental term loans of $25,000 and increase the revolving line of credit from $30,000 to $75,000 and to the borrowing of $7,000 under the revolving line of credit. Interest expense includes related amortization of the $1,010 of deferred financing costs and debt discounts. The interest expense calculation for the Senior Secured Credit Facility assumes the 4.50% rate in effect as of March 1, 2012 was in place throughout the period.

	TWELVE MONTHS ENDED DECEMBER 31, 2011	THREE MONTHS ENDED MARCH 31, 2012	THREE MONTHS ENDED MARCH 31, 2011
Interest related to amendment to the Senior Secured Credit Facility on March 1, 2012	$1,914	$313	$484
Less: historical interest expense of Haven	(343)	(56)	(85)

Interest expense adjustment	$1,571	$257	$399

An increase or decrease of 0.125% in the assumed interest rate would result in a change in interest expense of $39 for the twelve months ended December 31, 2011.

(9)	Represents the elimination of advisory fees paid to Waud Capital Partners pursuant to Acadia’s professional services agreement, which was terminated on November 1, 2011 in connection with the PHC acquisition.
(10)	Reflects the removal of acquisition-related expenses included in the historical statements of operations relating to Acadia’s acquisition of YFCS, PHC and the Haven Facilities and PHC’s acquisition of MeadowWood and sale to Acadia.
(11)	Reflects the elimination of the change in fair value associated with interest rate swap agreements, which were not assumed by Acadia in the acquisition of the Haven Facilities.
(12)	Reflects a decrease in income taxes of $133 for the three months ended March 31, 2011 to give effect to the election by Acadia Healthcare Company, LLC to be treated as a taxable corporation effective April 1, 2011.
(13)	Reflects adjustments to income taxes to reflect the impact of the above pro forma adjustments applying combined federal and state statutory tax rates for the respective periods.

(14)	Represents adjustments to weighted average shares used to compute basic and diluted earnings (loss) per share to reflect the following:
(a)	The effect of the 4,891,667 shares of common stock of Acadia Healthcare Company, Inc. issued to PHC stockholders on November 1, 2011, which resulted in an increase in weighted average shares outstanding of 4,074,000 shares for the year ended December 31, 2011 and 4,892,000 shares for the three months ended March 31, 2011.
(b)	The effect of the 9,583,332 shares of common stock issued by Acadia on December 20, 2011, which resulted in an increase in weighted average shares outstanding of 9,268,000 shares for the year ended December 31, 2011 and 9,583,000 shares for the three months ended March 31, 2011. The proceeds from such offering of common stock were used to partially fund Acadia’s acquisition of the Haven Facilities.

LEGAL PROCEEDINGS

On June 2, 2011, a putative stockholder class action lawsuit was filed in Massachusetts state court, MAZ Partners LP v. Bruce A. Shear, et al., C.A. No. 11-1041, against PHC, the members of the PHC board of directors, and Acadia and Merger Sub. The MAZ Partners complaint asserted that the members of the PHC board of directors breached their fiduciary duties by causing PHC to enter into the merger agreement relating to the PHC Merger and further asserted that Acadia and Merger Sub aided and abetted those alleged breaches of fiduciary duty. The complaint sought, among other relief, an order enjoining the consummation of the PHC Merger and rescinding the merger agreement. On June 13, 2011, a second lawsuit was filed in federal district court in Massachusetts, Blakeslee v. PHC, Inc., et al., No. 11-cv-11049, making essentially the same allegations against the same defendants. On June 21, 2011, PHC removed the MAZ Partners case to federal court (11-cv-11099). On August 11, 2011, the plaintiffs in the MAZ Partners case filed an amended class action complaint. Like the original complaint, the amended complaint asserted claims of breach of fiduciary duty against PHC, members of the board of directors of PHC, and claims of aiding and abetting those alleged breaches of fiduciary duty against Acadia and Merger Sub. The amended complaint also sought, among other things, an order enjoining the consummation of the PHC Merger and rescinding the merger agreement.

On August 15, 2011, PHC filed a motion to dismiss the lawsuits and a motion for a stay of discovery on the grounds that plaintiffs’ complaints stated claims that were derivative in nature and thus subject to dismissal for failure to make a pre-suit demand and a stay of discovery pursuant to a provision of Massachusetts state law providing for a stay of discovery in cases asserting derivative claims on behalf of a corporation. On August 19, 2011, Acadia also filed a motion to dismiss both cases. On September 6, 2011, the plaintiff in the Blakeslee case filed an amended complaint making allegations substantially similar to those in the amended complaint filed by the MAZ Partners case and asserting claims for violations of Section 14(a) and Rule 14(a)-9 of the Exchange Act against the individual PHC defendants. Because the allegations of the amended complaint did not differ materially from the initial complaint, Acadia and the PHC defendants filed a renewed motion to dismiss the Blakeslee amended complaint on September 20, 2011. On October 19, 2011, the federal court heard oral argument on the motion to consolidate, and the motions to dismiss, the MAZ Partners and Blakeslee cases. The court granted the motion to consolidate at the hearing and took the motion to dismiss under advisement. On March 30, 2012, the court granted the pending motions to dismiss the MAZ Partners complaints to the extent the complaints asserted claims against PHC but denied the motions in all other respects, and dismissed the Blakeslee complaint, without prejudice. On April 27, 2012, the defendants filed answers to the complaints.

We believe that these lawsuits are without merit and have defended, and will continue to defend, against them vigorously. We do not anticipate the outcome to have a material adverse effect on our financial condition or results of operations.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of Acadia common stock (1) as of April 30, 2012 and (2) as adjusted to give effect to this offering, by:

■	each person or group who owns beneficially more than 5% of Acadia’s outstanding common stock;

■	each of our directors;

■	each of our executive officers; and

■	all of our directors and executive officers as a group.

The percentages below prior to the offering are based on 32,232,554 shares of our common stock outstanding as of April 30, 2012. The percentages below after the offering are based on 40,482,554 shares of our common stock to be outstanding after completion of this offering.

Beneficial ownership has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act of 1934, as amended (the “Exchange Act”). These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include ordinary shares issuable pursuant to the exercise of stock options that are immediately exercisable or exercisable on or before June 29, 2012, which is 60 days after April 30, 2012. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other persons.

Waud Capital Partners currently controls approximately 56.5% of the voting power of our common stock. As a result, we are currently considered a “controlled company” for the purposes of the NASDAQ listing requirements. Following the completion of this offering, we will no longer qualify as a “controlled company” and will no longer be exempt from certain corporate governance requirements. See “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock—Following the completion of this offering, we will no longer be a “controlled company” under the NASDAQ listing requirements and, as a result, will no longer qualify for exemptions from certain corporate governance requirements.”

Unless otherwise indicated below, to our knowledge, all persons listed below would have had sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. In preparing the following table, we have relied on the information furnished by the persons listed below.

NAME	SHARES BENEFICIALLY OWNED PRIOR TO THIS OFFERING		SHARES BENEFICIALLY OWNED AFTER THIS OFFERING ASSUMING NO EXERCISE OF THE UNDERWRITERS’ OPTION		SHARES BENEFICIALLY OWNED AFTER THIS OFFERING ASSUMING FULL EXERCISE OF THE UNDERWRITERS’ OPTION
	NUMBER	PERCENTAGE	NUMBER	PERCENTAGE	NUMBER	PERCENTAGE
5% Stockholders:
Waud Capital Partners (1)	18,225,826	56.5%	18,225,826	45.0%	18,225,826	43.7%
Joey A. Jacobs (2)	1,427,438	4.4%	1,427,438	3.5%	1,427,438	3.4%
Executive Officers and Directors:
Joey A. Jacobs (2)	1,427,438	4.4%	1,427,438	3.5%	1,427,438	3.4%
Brent Turner (3)	371,045	1.2%	371,045	*	371,045	*
Ronald M. Fincher (4)	316,962	*	316,962	*	316,962	*
Jack E. Polson (5)	311,814	*	311,814	*	311,814	*
Christopher L. Howard (6)	310,385	*	310,385	*	310,385	*
Bruce A. Shear (7)	374,655	1.2%	374,655	*	374,655	*
Reeve B. Waud (1)	18,225,826	56.5%	18,225,826	45.0%	18,225,826	43.7%
David O. Neighbours (8)	—	*	—	*	—	*
Matthew W. Clary (8)	—	*	—	*	—	*
Eric S. Gordon (8)	—	*	—	*	—	*
Bradley M. Eckmann (8)	—	*	—	*	—	*
Christopher J. Graber (8)	—	*	—	*	—	*
Matthew A. London	—	*	—	*	—	*
William G. Grieco (9)	96,398	*	96,398	*	96,398	*
Wade D. Miquelon (10)	7,148	*	7,148	*	7,148	*
All executive officers and directors as a group (15 persons)	18,111,444	56.2%	18,111,444	44.7%	18,111,444	43.4%

*	Represents beneficial ownership of less than 1% of our outstanding common stock.
(1)

14,553,073 of the reported shares of Acadia common stock are owned of record as follows: (i) 2,646,915 shares by Waud Capital Partners II, L.P. (“WCP II”), (ii) 4,838,981 shares by Waud Capital Partners QP II, L.P. (“Waud QP II”), (iii) 842,217 shares by the Reeve B. Waud 2011 Family Trust, (iv) 93,580 shares by Waud Family Partners, L.P. (“WFP LP”), (v) 738,513 shares by WCP FIF II (Acadia), L.P. (“WCP FIF II”), (vi) 756,365 shares by Waud Capital Affiliates II, L.L.C. (“Waud Affiliates II”), (vii) 388,167 shares by Waud Capital Affiliates III, L.L.C. (“Waud Affiliates III”), (viii) 1,054,368 shares by WCP FIF III (Acadia), L.P. (“WCP FIF III”), (ix) 2,402,453 shares by Waud Capital Partners QP III, L.P. (“Waud QP III”), (x) 424,848 shares by Waud Capital Partners III, L.P. (“WCP III”), (xi) 333,333 shares by Mr. Reeve B. Waud (xii) 33,333 shares by Melissa W. Waud, Mr. Waud’s wife, and (xiii) 5,934 shares by Mr. Gary A. Mecklenburg. Waud Capital Partners Management II, L.P. (“WCPM II”) as the general partner of WCP II, Waud QP II, WCP FIF II and the Manager of Waud Affiliates II and Waud Capital Partners II, L.L.C. (“Waud II LLC”), as the general partner of WCPM II, may be deemed to share beneficial ownership of the shares held of record by such entities. Waud Capital Partners Management III, L.P. (“WCPM III”), as the general partner of WCP FIF III, Waud QP III and WCP III and the Manager of Waud Affiliates III, and Waud Capital Partners III, L.L.C. (“Waud III LLC”), as the general partner of WCPM III, may be deemed to share beneficial ownership of the shares held of record by such entities. Reeve Waud may be deemed to beneficially own the shares of common stock held by each of the above entities by virtue of his (A) making decisions for the Limited Partner Committee of each of WCPM II and WCPM III, (B) being the manager of Waud II LLC and Waud III LLC and WFP LP, (C) being the investment advisor of the Reeve B. Waud 2011 Family Trust and (D) being married to Ms. Waud. In connection with the PHC Merger, Waud Capital Partners and certain of its affiliates entered into a stockholders agreement with Acadia and certain current and former members of our management. The parties to the stockholders agreement granted WCP II a proxy to vote their shares in connection with the election and removal of directors and certain other matters in the manner directed by the holders of a majority of the stock held by Waud Capital Partners. As a result, WCP II, WCPM II, Waud II LLC and Mr. Reeve B. Waud may be deemed to share beneficial ownership of the shares held by the current and former members of our management that have granted Waud Capital Partners a proxy pursuant to the stockholders agreement. As a result, the shares owned by our executive officers listed in the table above are included in the shares reported for WCP. In addition, the following shares held by other parties to the stockholders agreement who are not executive officers of the Company and, therefore, are listed in the table above, are included in the shares reported for WCP in the table above: Danny Carpenter (101,092 shares), Fred T. Dodd (108,989 shares), Robert Swinson (117,878 shares) and Randall Goldberg (14,567 shares). The address for the Waud Capital Partners entities named in this footnote 1 is c/o Waud Capital Partners, LLC, 300 North LaSalle Street, Suite 4900, Chicago, IL 60654. The address for the other individuals listed on this footnote 1 is c/o Acadia Healthcare Company, Inc., 830 Crescent Drive, Suite 610, Franklin, TN 37067.

(2)

Includes 23,271 shares of restricted stock and 1,184,623 shares owned of record by the Joey A. Jacobs 2011 Grantor Retained Annuity Trust (Acadia). The address for Mr. Jacobs is c/o Acadia Healthcare Company, Inc., 830 Crescent Centre Drive, Suite 610, Franklin, TN 37067.

(3)	Includes 9,643 shares of restricted stock and 236,925 shares owned of record by the William Brent Turner 2011 Grantor Retained Annuity Trust.
(4)	Includes 9,643 shares of restricted stock and 177,694 shares owned of record by the Ron Fincher 2011 Grantor Retained Annuity Trust.
(5)	Includes 9,643 shares of restricted stock.
(6)	Includes 8,214 shares of restricted stock.
(7)	Includes 36,877 shares of common stock issuable pursuant to currently exercisable stock options having an exercise price range of $4.32 to $11.80 per share.
(8)	Elected as a director of the Company in April 2012.
(9)	Includes 7,148 shares of restricted stock and 40,000 shares of common stock issuable pursuant to currently exercisable stock options having an exercise price range of $2.20 to $12.72 per share.
(10)	Represents shares of restricted stock.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws.

General

Our amended and restated certificate of incorporation authorizes 90,000,000 shares of common stock, $0.01 par value, and 10,000,000 shares of preferred stock, $0.01 par value.

Common Stock

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Holders of our common stock do not have cumulative voting rights. Except in respect of matters relating to the election of directors, or as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting at which a quorum is present and entitled to vote on the subject matter. The holders of a majority of the outstanding voting power of all shares of capital stock entitled to vote, present in person or represented by proxy, constitutes a quorum at all meetings of our stockholders. In the case of the election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors.

Dividend Rights

The holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. Our ability to pay dividends on our common stock will be limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, holders of our common stock are entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of its preferred stock, if any, before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that the our board of directors may designate and issue in the future.

Listing

Our common stock is listed on The NASDAQ Global Market under the symbol “ACHC”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to provide for the issuance of shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference, and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Stock Options

As of April 30, 2012, vested and unvested stock options exercisable for 654,852 shares of our common stock remained outstanding.

Stock Units

As of April 30, 2012, unvested restricted stock units exercisable for 321,552 shares of our common stock remained outstanding.

Warrants

As of April 30, 2012, warrants exercisable for 23,250 shares of our common stock were issued and outstanding. These warrants have an exercise price of $14.00 and expiration dates ranging from September 2012 to February 2014.

Board of Directors Composition

The stockholders agreement entered into among Waud Capital Partners, Acadia and the stockholders named therein provides that so long as the WCP Investors (as defined therein) retain voting control over at least 50% of our outstanding voting securities, the WCP Investors will have the right to designate seven (7) representatives to our board of directors, four (4) of which will be designated as Class I directors and three (3) of which will be designated as Class II directors. From and after the date on which the WCP Investors cease to have voting control over at least 50% of our outstanding voting securities and for so long as the WCP Investors hold at least 17.5% of our outstanding voting securities, the WCP Investors will have the right to designate at least such number of directors to our board of directors that, when compared to the authorized number of directors on our board of directors, is not less than proportional (which, for the avoidance of doubt, will mean that the number of representatives will be rounded up to the next whole number in all cases) to the total number of shares of our common stock and other equity securities of the Company and our subsidiaries over which the WCP Investors retain voting control relative to the total number of shares of our common stock and other equity securities of the Company and our subsidiaries then issued and outstanding. From and after such time as the WCP Investors cease to hold at least 17.5% of our outstanding voting securities, the WCP Investors will have no right to designate any representative to the Acadia board of directors. Notwithstanding the foregoing, the stockholders agreement will provide that no reduction in the number of shares of our common stock and other equity securities of the Company and our subsidiaries over which the WCP Investors retain voting control will shorten the term of any incumbent director on our board of directors.

For so long as the WCP Investors have the right to designate a majority of our board of directors, the directors designated by affiliates of Waud Capital Partners are expected to constitute a majority of each committee of our board of directors (other than the Audit Committee) and the chairman of each of the committees (other than the Audit Committee) is expected to be a director serving on such committee who is selected by affiliates of Waud Capital Partners. However, following the completion of this offering Acadia will cease to be a “controlled company” under NASDAQ corporate governance standards, and our committee membership will be required to comply with all applicable requirements of those standards and a majority of our board of directors will be required to be “independent directors,” as defined under the rules of NASDAQ. See “Risk Factors— Risks Relating to this Offering and Ownership of Our Common Stock—Following the completion of this offering, we will no longer be a “controlled company” under the NASDAQ listing requirements and, as a result, will no longer qualify for exemptions from certain corporate governance requirements.”

Corporate Opportunity

Our amended and restated certificate of incorporation provides that the doctrine of “corporate opportunity” does not apply against Waud Capital Partners, its affiliates, any investment fund managed by Waud Capital Partners or any of their respective portfolio companies or their respective partners, members, directors, employees, stockholders, agents or successors, in a manner that would prohibit them from investing in competing businesses or doing business with Acadia’s clients or customers. If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline.”

Antitakeover Effects of Delaware Law and Acadia’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay, defer or discourage another party from acquiring control of the Company. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of its stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire it. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Classified Board of Directors

In accordance with our amended and restated certificate of incorporation our board of directors is divided into three classes, with each class serving three-year staggered terms. In addition, under the DGCL, directors serving on a classified board of directors may only be removed from the board of directors with cause and by an affirmative vote of the majority of our common stock. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Requirements for Advance Notification of Stockholder Meetings

In accordance with our amended and restated certificate of incorporation special meetings of the stockholders may be called only upon a resolution approved by a majority of our board of directors then in office.

Requirements for Nominations and Proposals at Stockholder Meetings

Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as brought by or at the direction of our board of directors. In accordance with our amended and restated bylaws nominations of persons for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the notice of meeting (1) by or at the direction of our board of directors or (2) provided that our board of directors has determined that directors will be elected at such special meeting, by any stockholder of the Company who (i) is a stockholder of record both at the time the notice is delivered and on the record date for the determination of stockholders entitled to vote at such meeting, (ii) is entitled to vote at the meeting and upon such election, and (iii) complies with the notice procedures set forth in our amended and restated bylaws. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of our stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the related certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that until such time as the WCP Investors no longer beneficially own at least a majority of our outstanding common stock, our stockholders may take any action by written consent in lieu of a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken and bearing the dates of signature of the stockholders who signed the consent or consents, will be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. From and after such time as the WCP Investors no longer beneficially own at least a majority of our outstanding common stock, in accordance with our amended and restated certificate of incorporation any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders.

Business Combinations with Interested Stockholders

In accordance with our amended and restated certificate of incorporation we are not subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203 of the DGCL. However, our amended and restated certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that both Waud Capital Partners, any investment fund managed by Waud Capital Partners and any of their respective Affiliates and Associates (each as defined in our amended and restated certificate of incorporation) with whom any of the foregoing are acting as a group or in concert for the purpose of acquiring, holding, voting or disposing shares of our stock and any persons to whom Waud Capital Partners sells at least five percent (5%) of our outstanding voting stock will be deemed to have been approved by our board of directors, and thereby not subject to the restrictions set forth in our amended and restated certificate of incorporation that have the same effect as Section 203 of the DGCL.

Requirements for Amendments to Acadia’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

The DGCL provides that in order to amend the certificate of incorporation, the board of directors must adopt a resolution that then must be approved by the affirmative vote of a majority of the voting power of the outstanding stock entitled to vote thereon, unless a greater vote is specified in the certificate of incorporation, and subject to any additional vote required by any series of preferred stock. In accordance with our amended and restated certificate of incorporation, the articles relating to the following topics may only be amended, altered, changed or repealed by the affirmative vote of the holders of at least a majority of the voting power of all of our outstanding shares of capital stock entitled to vote generally in the election of directors, other than shares of any “Interested Stockholder” (as defined in our amended and restated certificate of incorporation: Board of Directors (Article Six); Limitation of Director Liability (Article Seven); Limitations on Written Consent/Special Meetings (Article Eight); Business Combinations (Article Ten); Poison Pill (Article Eleven); Amendments (Article Twelve); Forum Selection (Article Thirteen); and Severability (Article Fourteen). Our amended and restated certificate of incorporation also provides that Article Nine, which deals with corporate opportunity, may only be amended, altered or repealed by a vote of 80% of the voting power of all of the Company’s shares of common stock then outstanding, voting together as a single class. See “—Corporate Opportunity.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

■	a nonresident alien individual;

■	a foreign corporation (or entity treated as a foreign corporation for U.S. federal income tax purposes); or

■	a foreign estate or foreign trust.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income tax or with non-U.S., state or local tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

■	U.S. expatriates;

■	controlled foreign corporations;

■	passive foreign investment companies; and

■	investors in pass-through entities that are subject to special treatment under the Code.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Code).

If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Dividends

As discussed under the section entitled “Dividend Policy” above, we do not currently anticipate paying dividends. In the event that we do make a distribution of cash or property (other than certain stock distributions) with respect to our common stock (or certain redemptions that are treated as distributions with respect to common stock), any such distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are generally attributable to a United States permanent establishment, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including delivery of a properly executed IRS Form W-8ECI must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below under the heading “—Gain on Disposition of Common Stock.” Your adjusted tax basis is generally the purchase price of such shares, reduced by the amount of any such tax-free returns of capital

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

Gain on Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

■

the gain is effectively connected with a trade or business you conduct in the United States, and, in cases in which certain tax treaties apply, is attributable to a United States permanent establishment;

■	if you are an individual, you are present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition, and certain other conditions are met; or

■	we are or have been during a specified testing period a “U.S. real property holding corporation” for U.S. federal income tax purposes, and certain other conditions are met.

Generally, we will be a “United States real property holding corporation” if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market values of our worldwide real property interests and other assets used or held for use in a trade or business, all as determined under applicable U.S. Treasury regulations. We believe that we have not been and are not, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. If you are an individual described in the first bullet point above, you will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates or such lower rate as specified by an applicable income tax treaty. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses recognized in the taxable year of the disposition of our common stock. If you are a foreign corporation described in the first bullet point above, you will be subject to tax on your gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits, subject to certain adjustments, or at such lower rate as may be specified by an applicable income tax treaty.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to you the amount of distributions paid to you and the amount of tax, if any, withheld with respect to such distributions. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to additional information reporting requirements and backup withholding tax (currently at a rate of 28%) with respect to distributions paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

■

If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

■

If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a “U.S.-related person”), information reporting and backup withholding tax generally will not apply.

■

If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person.

Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities after December 31, 2012 (subject to recently-released proposed Treasury regulations providing that the withholding taxes under this new legislation will not apply to payments of dividends prior to January 1, 2014 and payments of proceeds from the sale of other disposition of stock prior to January 1, 2015). The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution unless the foreign financial institution after the relevant effective date enters into an agreement with the U.S. Treasury to, among other things, undertake to identify accounts held by certain U.S. persons (including certain equity and debt holders of such institutions) or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation imposes a 30% withholding tax on the same types of payments made after the relevant effective date to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners (which generally includes any U.S. person who directly or indirectly own more than 10% of the entity) or furnishes identifying information regarding each substantial U.S. owner. Prospective investors should consult their tax advisors regarding this legislation.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

Each of the underwriters named below has agreed to buy, subject to the terms of the underwriting agreement, the number of shares listed opposite its name below. The underwriters are committed to purchase and pay for all of the shares if any are purchased.

Subject to the terms and conditions set forth in the underwriting agreement, dated                     , 2012, among us, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Jefferies & Company, Inc., Raymond James & Associates, Inc., RBC Capital Markets, LLC and Avondale Partners, LLC, as underwriters, we have agreed to sell to the underwriters and the underwriters have severally agreed to purchase from us the 8,250,000 shares of our common stock indicated in the table below:

UNDERWRITER	NUMBER OF SHARES OF OUR COMMON STOCK
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Jefferies & Company, Inc.
Raymond James & Associates, Inc.
RBC Capital Markets, LLC
Avondale Partners, LLC

Total	8,250,000

Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies & Company, Inc. are acting as the book-running managers of this offering and as the representatives of the underwriters named above.

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares offered by us if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that they currently intend to make a market in our common stock. However, the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the shares of our common stock.

The underwriters are offering the shares of our common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $        per share of common stock. After the offering, the public offering price and concession to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $         million.

Listing

Our shares of common stock are listed on The NASDAQ Global Market under the trading symbol “ACHC”.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,237,500 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

No Sales of Similar Securities

We, our officers and directors have agreed, subject to specified exceptions, not to directly or indirectly:

■

sell, offer to sell, contract to sell or lend, effect any short sale or establish or increase a “put equivalent position” within the meaning of Rule 16a-1(h) of the Exchange Act or liquidate or decrease any “call equivalent position” within the meaning of Rule 16a-1(b) of the Exchange Act, pledge, hypothecate or grant any security interest in, or in any other way transfer or dispose of (i) any shares of our common stock or (ii) any options or warrants or other rights to acquire common stock or any securities exchangeable or exercisable for or convertible into shares of our common stock, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into shares of common stock (“Related Securities”) that are currently or hereafter owned either of record or beneficially;

■

enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of shares of our common stock or Related Securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise;

■

make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any shares of our common stock or Related Securities, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect any such registration; or

■	publicly announce an intention to do any of the foregoing,

for a period of 90 days after the date of this prospectus without the prior written consent of the underwriters.

This restriction terminates after the close of trading of the shares of our common stock on and including the 90 days after the date of this prospectus. However, subject to certain exceptions, in the event that either:

■	during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or

■	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period,

then in either case the expiration of the 90-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Citigroup Global Markets Inc. waives, in writing, such an extension.

Citigroup Global Markets Inc. may, in its sole discretion and at any time or from time to time before the termination of the 90-day period, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriter has advised us that, pursuant to Regulation M under the Exchange Act, as amended, certain persons participating in this offering may engage in transactions, including overallotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the shares of our common stock at a level above that which might otherwise prevail in the open market. Overallotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock shares or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of our common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the shares of our common stock. A syndicate covering transaction is the bid for or the purchase of shares of our common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the shares of our common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common stock on The NASDAQ Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of our common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Affiliations

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. In particular, affiliates of the underwriters, including Citigroup Global Markets, Inc., Raymond James & Associates, Inc., RBC Capital Markets, LLC, and Jefferies & Company, Inc. are lenders under the Senior Secured Credit Facility. Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, is the administrative agent, swing line lender and letter of credit issuer under the Senior Secured Credit Facility. The underwriters and certain of their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

NOTICE TO INVESTORS

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

■	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

■

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

■	“professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the shares issued to you pursuant to this prospectus for resale in Australia within 12 months of those shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of any securities which are the subject of the offering contemplated by this prospectus has been or will be made to the public in that Relevant Member State other than any offer where a prospectus has been or will be published in relation to such securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the relevant competent authority in that Relevant Member State in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of such securities may be made to the public in that Relevant Member State:

■	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

■

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

■	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Dubai

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

■

a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

■

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Offer Shares under Section 275 of the SFA except:

■

to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

■	where no consideration is given for the transfer; or

■	where the transfer is by operation of law.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the issuance of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP (a partnership that includes professional associations), Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are partners in a partnership that is an investor in one or more investment funds affiliated with Waud Capital Partners. Covington & Burling LLP, New York, New York, is counsel to the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Acadia Healthcare Company, Inc. at December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, incorporated by reference in this prospectus and registration statement on Form S-1, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Youth and Family Centered Services, Inc. at December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, appearing in this prospectus and registration statement on Form S-1 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of PHC, Inc. and subsidiaries as of June 30, 2011 and 2010, and for the years then ended, included in this prospectus and registration statement on Form S-1 have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of HHC Delaware, Inc. and subsidiary at December 31, 2010 and 2009 (Predecessor), and for the period from November 16, 2010 to December 31, 2010 and for the period from January 1, 2010 to November 15, 2010, and for the year ended December 31, 2009 (Predecessor periods), appearing in this prospectus and registration statement on Form S-1 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of the Haven Facilities at December 31, 2011 and 2010 and for the each of the years then ended, incorporated by reference in this prospectus and registration statement on Form S-1, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Any person to whom this prospectus is delivered may request copies of this prospectus and any related amendments or supplements, without charge, by written or telephonic request directed to 830 Crescent Centre Drive, Suite 610, Franklin, Tennessee 37067, Attention: Chief Financial Officer. Our telephone number at that address is (615) 861-6000.

We filed a registration statement on Form S-1 and made certain filings under the Securities Act with the SEC with respect to the common stock we are offering by this prospectus. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. You may inspect without charge and copy the registration statement or any of our other materials we file or have filed with the SEC in the public reference facilities maintained by the SEC at SEC Headquarters, Public Reference Section, 100 F Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s and other public reference facilities by calling the SEC at 1-800-SEC-0330.

Copies of the registration statement can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC at SEC Headquarters or by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains a copy of the registration statement and other reports, proxy and information statements and other information we file electronically with the SEC. The address of the SEC website is http://www.sec.gov.

We maintain an internet site at http://www.acadiahealthcare.com. Our website, and the information contained on the website, is not incorporated into and are not part of this prospectus.

We are subject to the reporting, proxy and information requirements of the Exchange Act, and are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s Public Reference Room and the website of the SEC referred to above, as well as on our website, www.acadiahealthcare.com. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it into our registration statement on Form S-1 of which this prospectus is a part, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus.

We incorporate by reference the documents listed below:

■	our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed on March 13, 2012 (the “2011 Annual Report”);

■	our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 27, 2012 (the “2012 Proxy Statement”);

■	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed on April 27, 2012 (the “First Quarter 2012 Quarterly Report”); and

■

our Current Reports on Form 8-K filed with the SEC on January 5, 2012, January 25, 2012, March 7, 2012, March 23, 2012, March 29, 2012 and April 27, 2012 (the “2012 April Current Report”) (other than portions of those documents designated as “furnished”).

You may request a copy of these filings incorporated by reference in this prospectus, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, without charge, by written or telephonic request directed to 830 Crescent Centre Drive, Suite 610, Franklin, Tennessee 37067, Attention: Chief Financial Officer. Our telephone number at that address is (615) 861-6000.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement.

INDEX TO FINANCIAL STATEMENTS

YOUTH AND FAMILY CENTERED SERVICES, INC. FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Financial Statements
Unaudited Consolidated Balance Sheets as of March 31, 2011 and December 31, 2010	F-2
Unaudited Consolidated Statements of Operations for the Three Months Ended March 31, 2011 and March 31, 2010	F-3
Unaudited Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2011 and March 31, 2010	F-4
Notes to Unaudited Consolidated Financial Statements	F-5

Audited Consolidated Financial Statements
Report of Independent Auditors	F-10
Consolidated Balance Sheets as of December 31, 2010 and 2009	F-11
Consolidated Statements of Operations for the Years Ended December 31, 2010, 2009 and 2008	F-12
Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2010, 2009 and 2008	F-13
Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2009 and 2008	F-14
Notes to Consolidated Financial Statements	F-15

PHC, INC. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Financial Statements
Unaudited Consolidated Balance Sheets as of September 30, 2011 and June 30, 2011	F-30
Unaudited Consolidated Statements of Operations for the Three Months Ended September 30, 2011 and September 30, 2010	F-31
Unaudited Consolidated Statements of Cash Flows for the Three Months Ended September 30, 2011 and September 30, 2010	F-32
Notes to Unaudited Consolidated Financial Statements	F-33

Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-41
Consolidated Balance Sheets as of June 30, 2011 and 2010	F-42
Consolidated Statements of Income for the Years Ended June 30, 2011 and 2010	F-43
Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended June 30, 2011 and 2010	F-44
Consolidated Statements of Cash Flows for the Years Ended June 30, 2011 and 2010	F-45
Notes to Consolidated Financial Statements	F-46

HHC DELAWARE, INC. AND SUBSIDIARY CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors	F-67
Consolidated Balance Sheets as of December 31, 2010 and 2009 (Predecessor) and as of June 30, 2011 (Unaudited)	F-68

Consolidated Statements of Operations and Changes in Invested Equity (Deficit) for the period from November  16, 2010 to December 31, 2010, for the period from January 1, 2010 to November 15, 2010 (Predecessor), the year ended December 31, 2009 (Predecessor) and the six months ended June 30, 2011 and 2010 (Unaudited)

F-69

Consolidated Statements of Cash Flows for the period from November 16, 2010 to December  31, 2010, for the period from January 1, 2010 to November 15, 2010 (Predecessor), the year ended December 31, 2009 (Predecessor) and the six months ended June 30, 2011 and 2010 (Unaudited)

F-70
Notes to Consolidated Financial Statements	F-71

YOUTH AND FAMILY CENTERED SERVICES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	QUARTER ENDED MARCH 31, 2011	YEAR ENDED DECEMBER 31, 2010
	(Unaudited)
	(Amount in thousand)
ASSETS
Current Assets
Cash and cash equivalents	$4,009	$5,307
Patient accounts receivable, net of allowances for doubtful accounts of $964 and $1,215, respectively.	17,736	16,693
Deferred tax assets	1,514	1,499
Prepaid expenses and other current assets	1,899	2,093

Total Current Assets	25,158	25,592
Property and equipment, net	26,379	26,457
Goodwill	133,974	133,974
Other intangibles, net of accumulated amortization of $6,538 and $6,909, respectively.	28,752	29,081
Debt issuance costs, net of accumulated amortization of $3,593 and $3,423, respectively.	1,330	1,500
Other noncurrent assets	1,016	926

Total Assets	$216,609	$217,530

LIABILITIES & STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$3,028	$3,666
Accrued salaries and wages	5,248	6,417
Other accrued expenses	5,405	4,439
Current maturities of long-term debt	1,248	1,247

Total Current Liabilities	14,929	15,769
Senior secured notes	52,281	54,071
Senior subordinated notes	30,775	30,755
Deferred tax liability	12,546	12,261
Other noncurrent liabilities	1,896	2,548

Total Liabilities	112,427	115,404
Stockholders’ Equity
Series A Convertible Preferred Stock, $.0001 par value, 90,000,000 shares authorized, 83,609,009, issued and outstanding at March 31, 2011 and December 31, 2010, respectively.	8	8
Series B Convertible Preferred Stock, $.0001 par value, 90,000,000 shares authorized, none issued and outstanding at March 31, 2011 and December 31, 2010, respectively.	—	—
Redeemable Preferred Stock, $.0001 par value, 90,000,000 shares authorized, none issued and outstanding at March 31, 2011 and December 31, 2010, respectively.	—	—
Common stock, $.0001 par value, 105,000,000 shares authorized, 85,398 issued and outstanding at March 31, 2011 and December 31, 2010, respectively.	—	—
Additional paid-in capital	100,183	99,577
Retained earnings	3,991	2,541

Total Stockholders’ Equity	104,182	102,126

Total Liabilities and Stockholders’ Equity	$216,609	$217,530

See Notes to Consolidated Financial Statements

YOUTH AND FAMILY CENTERED SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

	QUARTER ENDED
	MARCH 31, 2011	MARCH 31, 2010
	(Amount in thousand) (Unaudited)
Net Operating Revenues	$45,686	$45,489
Expenses:
Salaries and benefits	29,502	27,813
Other operating expenses	9,914	8,945
Provision for bad debts	208	56
Interest and amortization of debt costs	1,726	1,954
Depreciation and amortization	819	914

Total Expenses	42,169	39,682
Income from continuing operations	3,517	5,807
Gain on the sale of assets	7	1

Income from continuing operations before income taxes	3,524	5,808
Provision for income taxes	1,404	2,267

Income from continuing operations	2,120	3,541
Discontinued Operations:
Loss from operations and abandonment of discontinued facility	(106)	(247)
Income tax benefit	42	96

Loss from discontinued operations	(64)	(151)

Net Income	$2,056	$3,390

See Notes to Consolidated Financial Statements

YOUTH AND FAMILY CENTERED SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	QUARTER ENDED
	MARCH 31, 2011	MARCH 31, 2010
	(Amount in thousand) (Unaudited)
Cash Flows from Operating Activities
Net income	$2,056	$3,390
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	269	259
Depreciation and amortization	819	951
Gain on the sale of fixed assets	(7)	(1)
Amortization of discount on debt and other financing costs	215	183
Changes in operating assets and liabilities:
Patient accounts receivable	(1,044)	(3,120)
Prepaid expenses and other assets	72	247
Accounts payable and accrued expenses	(1,494)	4,728

Net Cash Provided by Operating Activities	886	6,637

Cash Flows from Investing Activities
Purchases of property and equipment	(403)	(78)
Proceeds from the sale of fixed assets	8	1

Net Cash Used in Investing Activities	(395)	(77)

Cash Flows from Financing Activities
Payments on senior term loan	(1,800)	(13,300)
Other long-term borrowings/(payments)—net	11	15

Net Cash Used in Financing Activities	(1,789)	(13,285)

Net Change in Cash and Cash Equivalents	(1,298)	(6,725)
Cash and Cash Equivalents at Beginning of Period	5,307	15,294

Cash and Cash Equivalents at End of Period	$4,009	$8,569

Interest Paid	$585	$580
Income Taxes Paid	$65	$838

See Notes to Consolidated Financial Statements

YOUTH AND FAMILY CENTERED SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(unaudited)

Summary of Significant Accounting Policies

Note 1—Basis of Presentation

The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The accompanying consolidated financial statements and notes thereto are unaudited. In the opinion of the Company’s management, these statements include all adjustments, which are of a normal recurring nature, necessary to fairly present our financial position at March 31, 2011 and December 31, 2010, and the results of our operations and cash flows for the three month periods ended March 31, 2011 and March 31, 2010. The Company’s fiscal year ends on December 31 and interim results are not necessarily indicative of results for a full year or any other interim period. The information contained in these consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report for the fiscal year ended December 31, 2010.

The Company was sold on April 1, 2011(See Note 8).

New Accounting Pronouncements:

In August 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-24, which provides clarification to companies in the healthcare industry on the accounting for malpractice claims or similar contingent liabilities. This ASU states that an entity that is indemnified for these liabilities shall recognize an insurance receivable at the same time that it recognizes the liability, measured on the same basis as the liability, subject to the need for a valuation allowance for uncollectible amounts. This ASU also discusses the accounting for insurance claims costs, including estimates of costs relating to incurred-but-not-reported claims and the accounting for loss contingencies. Receivables related to insurance recoveries should not be netted against the related claim liability and such claim liabilities should be determined without considering insurance recoveries. This ASU is effective for fiscal years beginning after December 15, 2010 and was adopted by the Company in the first quarter of 2011. The adoption of this ASU did not have a significant impact on the Company’s consolidated financial statements.

Note 2—Acquisitions and Dispositions

Closed Operations:

In a previous year, the Company determined that a psychiatric hospital in New Mexico and a residential treatment center in Ohio no longer provided a benefit to the Company and terminated the operations. The continuing operating expenses for these facilities were not significant and did not have a material impact on the Company’s consolidated financial statements, for the periods ended March 31, 2010 and 2011.

In June 2009, the Company temporarily suspended the operations at one of its Arizona facilities in response to the economic crisis and related funding issues within the state, as well as, certain environmental problems at the facility. The Company has eliminated the environmental problem and believes the state will take appropriate action to resolve its financial issues. With the new directions the Company has identified in areas of outpatient treatment care services and targeting programs that will meet community needs and the state’s push for new care alternatives, our intent is to re-open the facility, within the next six to twelve months, at a time when the state’s economic situation has improved and a strong referral base could once again be established. The continuing operating expenses for this facility are not significant and will not have a material impact on the Company’s consolidated financial statements.

Discontinued Operations:

There were no discontinued operations for the years ended December 31, 2008 and 2009.

In October 2010, the Company was notified by the Agency for Health Care Administration that it was discontinuing the Statewide Inpatient Psychiatric Program (SIPP) contract at its Tampa Bay facility. Subsequent appeals with the Florida Medicaid Bureau were, eventually, denied. The notice of termination which was to be effective, on December 15, 2010, was subsequently withdrawn as the Company voluntarily terminated the contract. The loss of this contract generated a severe financial impact on the facility to the extent the Company decided to terminate operations effective December 31, 2010.

In connection with closing the facility, we recorded a charge for impaired assets, which were, principally, two group homes, leasehold improvements and furniture and equipment, in the amount of, approximately, $1,100,000 and exit costs of, approximately, $2,500,000 for the year ended December 31, 2010.

Note 3—Property and Equipment

The components of property and equipment are as follows (amounts in thousands):

	MARCH 31, 2011	DECEMBER 31, 2010
	(Unaudited)
Land and improvements	$5,423	$5,423
Buildings and improvements	28,693	28,521
Furniture, fixtures and equipment	9,197	8,990

Total property and equipment	43,313	42,934
Less: accumulated depreciation	(16,934)	(16,477)

Property and equipment, net	$26,379	$26,457

Note 4—Intangible Assets

Other intangible assets are comprised of the following: (amounts in thousands)

	MARCH 31, 2011		DECEMBER 31, 2010
	GROSS AMOUNT	ACCUMULATED AMORTIZATION	GROSS AMOUNT	ACCUMULATED AMORTIZATION
	(Unaudited)
Amortizable intangible assets:
Customer Relationships	$11,900	$6,470	$11,900	$6,142
Covenants not to compete	70	68	770	767
Unamortizable intangible assets:
Trade names	13,620	—	13,620	—
Certificates of need	9,700	—	9,700	—

Total	$35,290	$6,538	$35,990	$6,909

Note 5—Senior and Subordinated Debt

The Company has a credit agreement with a syndication of lenders who provided the Company with up to $170.0 million. The Credit Agreement provided for a term loan for up to $120.0 million, expiring in July 2013 and a revolving credit facility for up to $25.0 million, expiring in July 2012.

The Term Loan and the Revolving Loan are guaranteed by the Company’s subsidiaries and the Company has granted a first priority security interest in the capital stock and related assets of those subsidiaries.

Our Senior Secured Credit Agreement requires the Company to make additional principal payments, subject to step-down based on total leverage levels, of the Company’s defined excess cash flow. The Company made excess cash flow payments in the amount of approximately $1.8 million in 2011, and $13 million in 2010, in order to remain in compliance with its debt covenants.

The agreement provides that the Company, at its option, may elect that all or part of the term loan and the revolving loan bear interest at a rate per annum equal to the banks applicable Alternate Base Rate or LIBOR Rate, as these terms are defined in the credit agreement. The applicable Alternate Base Rate or LIBOR Rate will be increased by an applicable margin related to each type of loan.

The interest rates applicable to the Senior Term Loan ranged, primarily, from 4.01% to 4.02% and 3.99% to 5.75% for the periods ended March 31, 2011 and 2010, respectively.

Additionally, the Company pays a commitment fee, at the rate of 0.50% per year, on the unused portion of the revolving credit facility and, at March 31, 2011 and December 31, 2010, had no borrowings outstanding.

Senior Unsecured Subordinated Notes:

The Company has outstanding Senior Subordinated Notes in the amount of $31.0 million bearing interest at the rate of 12.0% per year, payable quarterly, with the principal balance due and payable on January 19, 2014. Additionally, the Company issued warrants to purchase 4,041,689 shares of the Company’s common stock at an exercise price of $0.01 per share having an estimated value of approximately $768,000 based upon the fair value of the underlying common shares. The amount allocated to the warrants has been recorded in the accompanying consolidated financial statements as a discount on the Senior Subordinated Notes and the amortization is included in interest expense. The warrants shall be exercisable at any time, in whole or part, into Common Stock of the Company prior to May 28, 2014 (the “Warrant Expiration Date”). The Senior Subordinated Notes are held by funds indirectly managed by principal shareholders of the Company.

The Senior Secured Credit Agreement and Senior Unsecured Subordinated Notes contain certain restrictive covenants. These covenants include restrictions on additional borrowings, investments, sale of assets, capital expenditures, dividends, sale and leaseback transactions, contingent obligations, transactions with affiliates and fundamental changes in business activities. The covenants also require the maintenance of certain financial ratios regarding senior indebtedness, senior interest and capital expenditures. At March 31, 2011 and December 31, 2010, the Company was in compliance with all required covenants.

On April 1, 2011, in connection with the sale of the Company, all outstanding loans were paid in full (See Note 8).

Other Financial Assets and Liabilities

Other financial assets and liabilities with carrying amounts approximating fair value include cash and cash equivalents, accounts receivable, other current assets, current debt, accounts payable and other current liabilities.

Note 6—Commitments and Contingencies

Professional Liability:

The Company’s business entails an inherent risk of claims relating to professional liability. The Company maintains professional liability insurance, on a “claims made basis”, with an option to extend the claims reporting period and general liability insurance, on an “occurrence basis”. The Company also maintains additional coverage for claims in excess of the coverage provided by the professional and general liability policies. The Company accrues for unknown incidents based upon the anticipated future costs related to those potential obligations. The Company believes that its insurance coverage is sufficient based upon claims experience and the nature and risks of its business. There can be no assurance that a pending or future claim or claims will not be successful against the Company, and, if successful, will not exceed the limits of available insurance coverage or that such coverage will continue to be available at acceptable costs and on favorable terms. In February 2011, the Company entered into an agreement with its professional liability carrier to convert the professional liability policies for the 2005, 2006, 2007 and 2008 policy years from Loss Sensitive/Retrospectively Rated premium policies to Guaranteed Cost policies. This conversion effectively “buys out” the retro programs and eliminates future premium adjustments, regardless of loss development or claims experience. The premium for this conversion was, approximately, $2,500,000.

Legal Proceedings:

In the ordinary course of business the Company is exposed to various legal proceedings, claims and incidents that may lead to claims. In management’s current opinion, the outcome with respect to these actions will not have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows. However, there can be no assurances that, over time, certain of these proceedings will not develop into a material event and that charges related to these matters could be significant to our results or cash flows in any one accounting period.

Reimbursement and Regulatory Matters:

Laws and regulations governing the various Medicaid and state reimbursement programs are complex and subject to interpretation. The Company believes it is in substantial compliance with all applicable laws and regulations.

However, the Company has ongoing regulatory matters, including those described below. Currently, management does not believe the outcome of the compliance matters or regulatory investigations will have a significant impact on the financial position or operating results of the Company.

In April 2006, the Company and one of its facilities were the recipients of a federal subpoena. The Company fully cooperated with the U.S. Attorney’s Office’s investigation and the parties worked on components of a model residential treatment program as a resolution of the investigation. In December 2008, the Assistant U.S. Attorney contacted the Company’s outside counsel, and informed him that the investigation was the product of a qui tam action filed under the Federal False Claims Act. Such cases are filed “under seal” and the defendants are not notified until the government officially intervenes in the case. In this instance, the Court directed the government to either settle this matter promptly, or intervene or decline to intervene, in which case the plaintiff could still proceed on his/her own; and the Court partially unsealed the case, so as to let the Company know it was the subject of a lawsuit. A settlement agreement with the U.S. Attorney’s Office was reached on April 22, 2009, which includes facets of a model residential treatment program; a partial re-payment of funding in three installments of $50,000 each, with the final installment paid in April of 2011; and various corporate integrity provisions commonly required by the U.S. Department of Health and Human Services Office of the Inspector General. As part of the integrity provisions, an independent review organization shall monitor the Company for three years. The Company was notified by the U.S. Attorney’s Office on March 9, 2010 and by the independent review organization on March 10, 2010 that they had received complaints alleging compliance concerns which they intended to investigate. The matters were fully investigated internally and externally and resolved with no material financial effects. As of January 31, 2011, the independent review organization reported no issues of non-compliance. In late February of 2011, outside counsel for the Company contacted the U.S. Attorney’s Office to verbally inform the government of the impending sale of the Company. During the call, the Assistant U.S. Attorney mentioned that he would be sending a letter or other communication on various matters, but he declined to indicate the anticipated substance of the correspondence or if there were specific concerns. The correspondence has not been received at this time.

On August 20, 2010, the Florida Agency for Health Care Administration (AHCA) issued an Emergency Immediate Moratorium on Admissions to halt all residential treatment admissions due to regulatory deficiencies. Subsequently over a period of four months, AHCA issued a moratorium on admissions for two of the group homes; filed five administrative complaints seeking fines totaling $134,500 and revocation of licenses; and sent a notice of termination of the Medicaid Statewide Inpatient Psychiatric Program (SIPP) contract with Tampa Bay Academy, effective December 15, 2010, which was subsequently withdrawn to allow the Company to voluntarily terminate that contract. This facility was closed on December 31, 2010, and the case was settled for approximately $30,000 in June 2011.

Note 7—Shareholders’ Equity

Preferred and Common Stock:

The authorized capital stock of the Company consists of 375,000,000 shares of capital stock designated as follows: (i) 270,000,000 shares of preferred stock, par value $.0001, of which 90,000,000 shares have been designated as Series “A” Convertible Preferred Stock, 90,000,000 shares have been designated as Series “B” Convertible Preferred Stock and 90,000,000 shares have been designated as Redeemable Preferred Stock, and (ii) 105,000,000 shares of common stock, par value $.0001.

83,609,009 shares of Series “A” Convertible Preferred Stock and 85,398 shares of Common Stock were issued and outstanding for the periods ended March 31, 2011 and December 31, 2010, respectively.

All of the Company’s outstanding shares of Preferred and Common stock are held by Company sponsors and certain of its current and former employees.

Note 8—Income Taxes

The Company’s anticipated annual effective income tax rate is, approximately, 39.0%. The provision for income taxes differs from the statutory rate primarily due to state taxes, permanent differences and the effect of the valuation allowance.

Note 9—Subsequent Events

Material Definitive Agreements:

On April 1, 2011, prior to the consummation of sale referred to below, the Company declared a dividend of and distributed 100% of the outstanding shares of the capital stock of Oak Ridge to the holders of Series A Preferred Stock of the Company. Upon consummation of the dividend, the Company wrote off approximately $1.4 million relating to an Oak Ridge accrued regulatory matter.

On February 17, 2011, Youth and Family Centered Services, Inc., entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Acadia Healthcare Company, LLC, a Delaware corporation (the “Parent”), and Acadia—YFCS Acquisition Company, Inc., a Georgia corporation (the “Merger Co”).

The Companies closed the transaction on April 1, 2011.

On April 1, 2011, upon consummation of the sale, approximately, $84.3 million of our Senior and Subordinated Debt was paid off and the Company expensed all remaining deferred charges, including, deferred financing costs, subordinated debt warrants, rating agency and lender administrative fees in the amount of, approximately, $1,593,000.

Furthermore, on April 1, 2011, upon consummation of the sale, the Company wrote off dividends accrued on preferred shares in the amount of, approximately, $15,300,000 and returned invested capital to both preferred and common shareholders in the amount of, approximately, $4,000,000.

Executive Employment Agreements:

In 2004, the Company entered into employments agreement with our Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”). Such employment agreements have been amended in connection with the Merger (the “Amendments”), with the Amendments becoming effective upon the consummation thereof.

In accordance with the appropriate guidance which establishes general standard of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or available to be issued, the Company evaluated subsequent events through July 7, 2011, the date the financial statements were available to be issued. There were no other material subsequent events that required recognition or additional disclosure in these financial statements.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors of

Youth and Family Centered Services, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Youth and Family Centered Services, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Youth and Family Centered Services, Inc. and Subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young, LLP

Austin, Texas

March 31, 2011

YOUTH AND FAMILY CENTERED SERVICES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	DECEMBER 31,
	2009	2010
	(Amounts in thousands)
ASSETS
Current Assets
Cash and cash equivalents	$15,294	$5,307
Patient accounts receivable, net of allowances for doubtful accounts of $735 and $1,215, respectively.	15,365	16,693
Deferred tax assets	461	1,499
Prepaid expenses and other current assets	2,839	2,093

Total Current Assets	33,959	25,592
Property and equipment, net	28,333	26,457
Goodwill	157,502	133,974
Other intangibles, net of accumulated amortization of $5,475 and $6,909, respectively.	30,515	29,081
Debt issuance costs, net of accumulated amortization of $2,744 and $3,423, respectively.	2,179	1,500
Other noncurrent assets	2,132	926

Total Assets	$254,620	$217,530

LIABILITIES & STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$1,548	$3,666
Accrued salaries and wages	6,066	6,417
Other accrued expenses	4,349	4,439
Current maturities of long-term debt	13,273	1,247

Total Current Liabilities	25,236	15,769
Senior secured notes	68,178	54,071
Senior subordinated notes	30,676	30,755
Deferred tax liability	13,893	12,261
Other noncurrent liabilities	2,716	2,548

Total Liabilities	140,699	115,404
Stockholders’ Equity
Series A Convertible Preferred Stock, $.0001 par value, 90,000,000 shares authorized, 83,609,009, issued and outstanding at December 31, 2009 and 2010.	8	8
Series B Convertible Preferred Stock, $.0001 par value, 90,000,000 shares authorized, none issued and outstanding at December 31, 2009 and 2010.	—	—
Redeemable Preferred Stock, $.0001 par value, 90,000,000 shares authorized, none issued and outstanding at December 31, 2009 and 2010.	—	—
Common stock, $.0001 par value, 105,000,000 shares authorized, 85,398 issued and outstanding at December 31, 2009 and 2010, respectively.	—	—
Additional paid-in capital	97,119	99,577
Retained earnings	16,794	2,541

Total Stockholders’ Equity	113,921	102,126

Total Liabilities and Stockholders’ Equity	$254,620	$217,530

See Notes to Consolidated Financial Statements

YOUTH AND FAMILY CENTERED SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

	FOR THE YEARS ENDED DECEMBER 31,
	2008	2009	2010
	(Amounts in thousands)
Net Operating Revenues	$180,646	$186,586	$184,386
Expenses:
Salaries and benefits	110,966	113,870	113,931
Other operating expenses	37,648	37,592	38,155
Provision for (recoveries of) bad debts	1,902	(309)	525
Interest and amortization of debt costs	12,488	9,572	7,514
Depreciation and amortization	9,419	7,052	3,456
Impairment of goodwill	—	—	23,528

Total Expenses	172,423	167,777	187,109
Income/(Loss) from continuing operations	8,223	18,809	(2,723)
Gain/(Loss) on the sale of assets	(56)	(15)	9

Income/(Loss) from continuing operations before income taxes	8,167	18,794	(2,714)
Provision for income taxes	3,132	7,133	5,032

Income/(Loss) from continuing operations	5,035	11,661	(7,746)
Discontinued Operations:
Income (loss) from operations and abandonment of discontinued facility	1,654	(2,356)	(6,068)
Income tax benefit (expense)	(690)	913	2,008

Income (loss) from discontinued operations	964	(1,443)	(4,060)

Net Income/(Loss)	$5,999	$10,218	$(11,806)

See Notes to Consolidated Financial Statements

YOUTH AND FAMILY CENTERED SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

	PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS’ EQUITY
	SHARES	AMOUNT	SHARES	AMOUNT
	(Amounts in thousands)
Balance at December 31, 2007	81,802	$8	31	$—	$91,483	$5,156	$96,647

Preferred Stock Undeclared Dividends	—	—	—	—	2,264	(2,264)	—
Stock Options Exercised	—	—	54	—	11	—	11
Stock Based Compensation	—	—	—	—	8	—	8
Excess Tax Benefit Resulting from Stock Options Exercised	—	—	—	—	31	—	31
Net Income	—	—	—	—	—	5,999	5,999

Balance at December 31, 2008	81,802	$8	85	$—	93,797	$8,891	$102,696

Preferred Stock Undeclared Dividends	—	—	—	—	2,315	(2,315)	—
Stock Options Exercised	1,807	—	—	—	308	—	308
Stock Based Compensation	—	—	—	—	9	—	9
Excess Tax Benefit Resulting from Stock Options Exercised	—	—	—	—	690	—	690
Net Income	—	—	—	—	—	10,218	10,218

Balance at December 31, 2009	83,609	8	85	—	97,119	16,794	113,921

Preferred Stock Undeclared Dividends	—	—	—	—	2,447	(2,447)	—
Stock Based Compensation	—	—	—	—	11	—	11
Net Loss	—	—	—	—	—	(11,806)	(11,806)

Balance at December 31, 2010	83,609	$8	85	$—	$99,577	$2,541	$102,126

See Notes to Consolidated Financial Statements

YOUTH AND FAMILY CENTERED SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	FOR THE YEARS ENDED DECEMBER 31,
	2008	2009	2010
	(Amounts in thousands)
Cash Flows from Operating Activities
Net income (loss)	$5,999	$10,218	$(11,806)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Deferred income taxes	(960)	1,076	(2,670)
Stock based compensation	8	9	11
Depreciation and amortization	9,627	7,210	3,587
Impairment of tangible assets and goodwill	—	—	24,583
Loss on the sale of fixed assets	56	15	(9)
Amortization of discount on debt and deferred financing costs	910	773	827
Changes in operating assets and liabilities:
Patient accounts receivable	1,401	2,926	(1,327)
Prepaid expenses and other assets	920	1,129	1,826
Accounts payable and accrued expenses	(1,096)	(2,379)	2,390

Net Cash Provided by Operating Activities	16,865	20,977	17,412

Cash Flows from Investing Activities
Purchases of property and equipment	(2,367)	(1,492)	(1,316)
Proceeds from the sale of fixed assets	13	18	19
Acquisition costs	1,000

Net Cash Used in Investing Activities	(1,354)	(1,474)	(1,297)

Cash Flows from Financing Activities
Proceeds from issuance of preferred stock	—	308	—
Proceeds from issuance of common stock	11
Excess tax benefits related to stock option exercise	31	690	—
Payments on senior term loan	(1,200)	(25,700)	(26,100)
Payments on capital leases	(308)	(359)	—
Other long-term borrowings/(payments)—net	(46)	(22)	(2)

Net Cash Used in Financing Activities	(1,512)	(25,083)	(26,102)

Net Change in Cash and Cash Equivalents	13,999	(5,580)	(9,987)
Cash and Cash Equivalents at Beginning of Period	6,875	20,874	15,294

Cash and Cash Equivalents at End of Period	$20,874	$15,294	$5,307

Interest Paid	$11,931	$9,505	$7,274
Income Taxes Paid	$4,014	$4,969	$6,032

See Notes to Consolidated Financial Statements

YOUTH AND FAMILY CENTERED SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business:

Youth and Family Centered Services, Inc. (the “Company”) was incorporated in 1997 and is headquartered in Austin, Texas. The Company is a leading provider of behavioral healthcare, education, and long-term support needs for abused and neglected children and adolescents. The Company operates thirteen facilities in eight states and its services include inpatient acute care programs, residential treatment programs, programs for the developmentally disabled, foster care, group homes, home and community based services, outpatient and accredited private schools.

Principles of Consolidation:

The consolidated financial statements include the accounts of Youth and Family Centered Services, Inc. and its subsidiaries in accordance with accounting principles generally accepted in the United States. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents:

The Company classifies as cash and cash equivalents all highly liquid investments with a maturity date of three months or less from the date of purchase. The carrying values of cash and cash equivalents approximated fair value due to the short-term nature of these instruments.

Revenues and Allowance for Contractual Discounts:

Revenues consist primarily of net patient service revenues that are recorded based upon established billing rates less allowances for contractual adjustments. Revenues are recorded during the period the health care services are provided, based upon the estimated amounts due from the patients and third-party payors. Third party payors include Medicaid, various state agencies, managed care health plans and commercial insurance companies.

The following table presents patient service revenue by payor type and as a percent of total patient service revenue for the years ended December 31, 2009 and 2010 (amounts in thousands):

	DECEMBER 31,
	2009		2010
	AMOUNT	%	AMOUNT	%
Private Pay	1,324	0.7%	1,001	0.6%
Commercial	4,937	2.7%	4,656	2.5%
Medicaid	180,325	96.6%	178,729	96.9%

Total	186,586		184,386

The following tables present the aging of accounts receivable, net of allowance for doubtful accounts, by payor type as of December 31, 2009 and 2010 (amounts in thousands):

Accounts Receivable Aging as of December 31, 2009

	CURRENT	30-60	60-90	90-120	120-150	>150	TOTAL
Private Pay	$100	$70	$7	$2	$4	$—	$183
Commercial	457	174	34	20	34	17	736
Medicaid	10,289	1,858	678	1,276	310	35	14,446

Total	$10,846	$2,102	$719	$1,298	$348	$52	$15,365

Accounts Receivable Aging as of December 31, 2010

	CURRENT	30-60	60-90	90-120	120-150	>150	TOTAL
Private Pay	$139	$14	$6	$6	$3	$—	$168
Commercial	591	179	88	26	7	50	941
Medicaid	10,749	2,681	633	1,215	204	102	15,584

Total	$11,479	$2,874	$727	$1,247	$214	$152	$16,693

Accounts Receivable and Allowance for Doubtful Accounts:

The Company records accounts receivable in the period in which the services were rendered and represent claims against third-party payors such as Medicaid, state agencies, managed care health plans, commercial insurance companies and/or patients, that will be settled in cash. The carrying value of the Company’s accounts receivable, net of allowance for doubtful accounts, represents their estimated net realizable value. If events or circumstances indicate specific receivable balances may be impaired, further consideration is given to the Company’s ability to collect those balances and the allowance is adjusted accordingly. The Company continually monitors its accounts receivable balances and utilizes cash collection data to support its estimates of allowance for doubtful accounts. Past-due receivable balances are cancelled when internal collection efforts have been exhausted.

Concentration of Credit Risk:

Medicaid revenues, for healthcare services in two states, represented approximately 36.7%, 38.3% and 39.5%, of the Company’s net patient net revenues during each of 2008, 2009, and 2010. Accounts receivable are unsecured and due, primarily, from Medicaid, state agencies and educational programs. The Company maintains an allowance for estimated losses resulting from the non-collection of customer receivables. The Company’s management recognizes that revenues and receivables from government agencies are significant to its operations, but does not believe that there are significant credit risks associated with these government programs. Because of the large number of payors, types of payors and the diversity of the geographic locations, in which the Company operates, management does not believe there are any other significant concentrations of revenues from any particular payor that would subject the Company to any significant credit risks in the collection of its accounts receivable.

As a result of the current economic environment, many states have significant budget deficits. State Medicaid programs are experiencing increased demand, and with lower revenues than projected, they have fewer resources to support their Medicaid programs. Federal health reform legislation was enacted to significantly expand state Medicaid programs. In certain states the Company has experienced rate and utilization decreases resulting from these budget constraints. The Company cannot predict the amount, if any, of future rate and utilization decreases or their effect on the Company.

The 2009 Federal economic stimulus legislation enacted to counter the impact of the economic crisis on state budgets will expire on June 30, 2011. This legislation provided additional federal matching funds to help states maintain their Medicaid programs through June 30, 2011. There are currently no legislative initiatives proposing to extend this program. It is difficult to predict what impact this will have on the Company.

Property and Equipment:

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the depreciable assets, generally seven to twenty years for equipment and ten to forty years for buildings. Betterments, renewals and repairs that extend the useful life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred.

Valuation of Long-Lived and Definite-Lived Intangible Assets:

The Company accounts for the impairment of long-lived tangible and definite-lived intangible assets in accordance with the relevant guidance and reviews the carrying value of long-lived assets, property and equipment, including amortizable intangible assets whenever events or changes in circumstances indicate that the related carrying values may not be recoverable. Impairment is generally determined by comparing projected undiscounted cash flows to be generated by the asset, or appropriate group of assets, to its carrying value. If impairment is identified, a loss is recorded equal to the excess of the asset’s net book value over its fair value, and the cost basis is adjusted.

Determining the extent of impairment, if any, typically requires various estimates and assumptions including using management’s judgment, cash flows directly attributable to the asset, the useful life of the asset and residual value, if any. When necessary, the Company uses appraisals, as appropriate, to determine fair value. Any required impairment is recorded as a reduction in the carrying value of the related asset and a charge to operating results. In connection with the closing of its Tampa, Florida facility, in December 2010, the Company recorded an impairment charge of, approximately, $1,100,000 (See Note 2).

Goodwill and Intangible Assets:

The Company accounts for goodwill and other intangible assets in accordance with the relevant guidance. Goodwill represents the excess cost over the fair value of net assets acquired. Goodwill is not amortized. The Company’s business comprises a single operating reporting unit for impairment test purposes. For the purpose of these analyses, the Company’s estimates of fair value are based on its future discounted cash flows. Key assumptions used in the discounted cash flow analysis include estimated future revenue growth, gross margins and a risk free interest rate. If the carrying value of the Company’s goodwill and/or indefinite-lived intangible assets exceeds their fair value, we compare the implied fair value of these assets with their carrying amount to measure the potential impairment loss. Goodwill is required to be evaluated for impairment at the same time each year and when an event occurs or circumstances change, such that, it is reasonably possible that an impairment may exist. The Company has selected September 30th as its annual testing date. There was no resulting impairment in 2009. In connection with the execution of a Sale Agreement and Plan of Merger, the Company recorded an impairment charge in the amount of, approximately, $24,000,000 for the year ended December 31, 2010 (See Note 11).

The following table presents the changes in the carrying amount of Goodwill for the year ended December 31, 2009 and 2010 (amounts in thousands):

Balance at December 31, 2009	$157,502
Impairment losses	(23,528)

Balance at December 31, 2010	$133,974

Intangible assets consist of customer relationships, covenants not to compete, trade names and certificates of need. Customer relationships are amortized on an expected cash flow method from five to ten years and covenants not to compete are amortized on a straight-line basis from three to five years. Trademarks, trade names and certificates of need are not amortized because they have indefinite useful lives.

Deferred Costs:

Deferred costs consist principally of deferred financing costs and are being amortized on a straight-line basis to interest expense over the term of the related debt.

Income Taxes:

The Company accounts for income taxes in accordance with the asset and liability method set forth in the relevant guidance, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax laws and related rates that will be in effect when the differences are expected to reverse. These differences result in deferred tax assets and liabilities, which are included in the Company’s Consolidated Balance Sheet. The Company then assesses the likelihood that the deferred tax assets will be recovered from future taxable income. A valuation allowance is established against deferred tax assets to the extent the Company believes that recovery is not likely based on the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are deductible. Uncertain tax positions must meet a more-likely-than-not threshold to be recognized in the financial statements and the tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon final settlement (See Note 9).

Stock-Based Compensation:

Stock-based compensation awards are granted under the Youth and Family Centered Services, Inc. 2004 Stock Option and Grant Plan. The Company accounts for stock-based employee compensation under the fair value recognition and measurement provisions, as required by the applicable guidance, that requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the fair value at the date of the grant.

The fair value of the stock options issued in 2008, 2009 and 2010 was estimated using the Black Scholes Merton option pricing model. Use of this model requires management to make estimates and assumptions regarding expected option life (estimated at five years), volatility (estimated upon the volatility of comparable public entities within the Company’s industry), risk free interest rate (estimated upon United States Treasury rates at the date of the grant), and dividend yields (estimated at zero). Option forfeitures are based upon actual forfeitures for the period. We recognized expense on all share-based awards on a straight-line basis over the vesting period of the award.

The following table summarizes the weighted average grant-date value of options and the assumptions used to develop their fair value for the years ended December 31, 2008, 2009 and 2010, respectively.

	DECEMBER 31,
	2008	2009	2010
Weighted average grant-date fair value of options	$0.08	$0.08	$0.09
Risk-free interest rate	3.8%	2.7%	3.7%
Expected Volatility	42.2%	41.0%	45.0%
Expected life in years	5.0	5.0	5.0
Dividend yield	—	—	—

Our estimate of expected annual implied volatility for stock options granted in 2008, 2009 and 2010 is based upon an analysis of the historical stock price volatility of publicly-traded comparable companies.

The fair value of the underlying common stock was determined by management based, in part, on a third party valuation report obtained in 2004. The value of the common stock subsequent to 2004 was materially consistent with such fair value determined in 2004 and the indications of enterprise value from its efforts to sell the Company, including the ultimate sale of the Company described Note 11.

Derivative Instruments:

The Company previously entered into an interest rate cap, which expired in August 2009, to convert a portion of its floating debt to a fixed rate, thus reducing the impact of rising interest rates on interest payments. The Company had not designated its derivative instrument as a hedge and therefore the cost of this agreement was being amortized to interest expense in current earnings. The agreement capped the base interest rate in relation to $48.0 million of variable long-term debt at 6.40%. At December 31, 2008, 2009 and 2010, the Company’s base rate was approximately 3.12%, 0.29% and 0.27%, respectively. At December 31, 2009 and 2010 the Company was not a party to any interest rate protection agreements.

Fair Value of the Financial Instruments:

The fair value of the Company’s financial instruments has been estimated using available market information and commonly accepted valuation methodologies, in accordance with the appropriate guidance.

Fair value financial instruments are recorded at fair value in accordance with the fair value hierarchy that prioritized observable and unobservable inputs used to measure fair value in their broad levels. These levels from highest to lowest priority are as follows:

■	Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities;

■	Level 2: Quoted prices in active markets for similar assets or liabilities or observable prices that are based on inputs not quoted on active markets, but corroborated by market data; and

■	Level 3: Unobservable inputs or valuation techniques that are used when little or no market data is available.

The Company’s financial instruments include cash, accounts receivable, accounts payable and debt obligations, and the Company typically values these financial assets and liabilities at their carrying values, which approximates fair value due to their generally short-term duration.

The aggregate carrying value of the Company’s senior long-term debt is considered to be representative of the fair value principally due to the variable interest rate attached to the debt instrument and based on the current market rates for debt with similar risks, terms and maturities, we estimate the value of the Company’s senior subordinated debt approximates fair value at December 31, 2010.

The determination of fair value and the assessment of a measurement’s placement within the hierarchy require judgment.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In New Accounting Pronouncements:

In August 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-24, which provides clarification to companies in the healthcare industry on the accounting for malpractice claims or similar contingent liabilities. This ASU states that an entity that is indemnified for these liabilities shall recognize an insurance receivable at the same time that it recognizes the liability, measured on the same basis as the liability, subject to the need for a valuation allowance for uncollectible amounts. This ASU also discusses the accounting for insurance claims costs, including estimates of costs relating to incurred-but-not-reported claims and the accounting for loss contingencies. Receivables related to insurance recoveries should not be netted against the related claim liability and such claim liabilities should be determined without considering insurance recoveries. This ASU is effective for fiscal years beginning after December 15, 2010 and will be adopted by the Company in the first quarter of 2011. The adoption of this ASU will not have an impact on the Company’s consolidated financial statements.

2. ACQUISITIONS/DISPOSITIONS

Closed Operations:

In a previous year, the Company determined that a psychiatric hospital in New Mexico and a residential treatment center in Ohio no longer provided a benefit to the Company and terminated the operations. The continuing operating expenses for these facilities were not significant and did not have a material impact on the Company’s consolidated financial statements, for the years ended December 31, 2008, 2009 and 2010.

In June 2009, the Company temporarily suspended the operations at one of its Arizona facilities in response to the economic crisis and related funding issues within the state, as well as, certain environmental problems at the facility. The Company has eliminated the environmental problem and believes the state will take appropriate action to resolve its financial issues. With the new directions the Company has identified in areas of outpatient treatment care services and targeting programs that will meet community needs and the state’s push for new care alternatives, our intent is to re-open the facility, within the next six to twelve months, at a time when the state’s economic situation has improved and a strong referral base could once again be established. The continuing operating expenses for this facility are not significant and will not have a material impact on the Company’s consolidated financial statements.

Discontinued Operations:

There were no discontinued operations for the years ended December 31, 2008 and 2009.

In October 2010, the Company was notified by the Agency for Health Care Administration that it was discontinuing the Statewide Inpatient Psychiatric Program (SIPP) contract at its Tampa Bay facility. Subsequent appeals with the Florida Medicaid Bureau were, eventually, denied. The notice of termination which was to be effective, on December 15, 2010, was subsequently withdrawn as the Company voluntarily terminated the contract. The loss of this contract generated a severe financial impact on the facility to the extent the Company decided to terminate operations effective December 31, 2010.

In connection with closing the facility, we recorded a charge for impaired assets, which were, principally, two group homes, leasehold improvements and furniture and equipment, in the amount of, approximately, $1,100,000 and exit costs of, approximately, $2,500,000 for the year ended December 31, 2010.

3. PROPERTY AND EQUIPMENT

The components of property and equipment are as follows (amounts in thousands):

	DECEMBER 31,
	2009	2010
Land and improvements	$5,392	$5,423
Buildings and improvements	30,247	28,521
Furniture, fixtures and equipment	8,290	8,990

Total property and equipment	43,929	42,934
Less: accumulated depreciation	(15,596)	(16,477)

Property and equipment, net	$28,333	$26,457

Depreciation expense was approximately $3,301,000, $3,236,000 and $2,105,000 for the years ended December 31, 2008, 2009 and 2010, respectively. Depreciation expense also includes the amortization of assets recorded under a capital lease.

4. INTANGIBLE ASSETS

Other intangible assets are comprised of the following: (amounts in thousands)

	DECEMBER 31,
	2009		2010
	GROSS AMOUNT	ACCUMULATED AMORTIZATION	GROSS AMOUNT	ACCUMULATED AMORTIZATION
Amortizable intangible assets:
Customer Relationships	$11,900	$4,720	$11,900	$6,142
Covenants not to compete	770	755	770	767
Unamortizable intangible assets:
Trade names	13,620	—	13,620	—
Certificates of need	9,700	—	9,700	—

Total	$35,990	$5,475	$35,990	$6,909

Amortization expense related to identifiable intangible assets was approximately $6,287,000, $3,907,000 and $1,434,000 for the years ended December 31, 2008, 2009 and 2010, respectively.

The estimated future amortization expenses for other intangible assets are: (amounts in thousands)

YEAR	FUTURE AMORTIZATION
2011	$1,312
2012	1,175
2013	1,051
2014	942
2015	844
Thereafter	437

Total	$5,761

5. LONG TERM DEBT

Long term debt as of years ended December 31, 2009 and 2010 consist of the following (amounts in thousands):

	DECEMBER 31,
	2009	2010
Revolving Loan	$—	$—
Senior Secured Term Loan	81,300	55,200
Senior Unsecured Subordinated Loans	31,000	31,000
Unamortized Discount on Warrants	(324)	(245)
Capital Lease Obligation (See Note 7)	55	—
Other Notes	96	118

Total Long-Term Debt	112,127	86,073
Less: Current Portion of Long-Term Debt	(13,273)	(1,247)

Total Non-Current Portion of Long-Term Debt	$98,854	$84,826

The Company has a credit agreement (the “Credit Agreement”) with a syndication of lenders who provided the Company with up to $170.0 million. The Credit Agreement provided for a term loan (the “Term Loan”) for up to $120.0 million, expiring in July 2013 and a revolving credit facility (the “Revolving Loan”) for up to $25.0 million, expiring in July 2012.

The Term Loan and the Revolving Loan are guaranteed by the Company’s subsidiaries and the Company has granted a first priority security interest in the capital stock and related assets of those subsidiaries.

The Term Loan is to be repaid in scheduled consecutive quarterly installments with aggregate annual principal payments as follows (amounts in thousands):

YEAR	TERM LOAN
2011	$1,200
2012	1,200
2013	52,800

Total	$55,200

Our Senior Secured Credit Agreement requires the Company to make additional principal payments, subject to step-down based on total leverage levels, of the Company’s defined excess cash flow. The Company was required to make an excess cash flow payment in the amount of approximately $10,500,000 for the year ended December 31, 2008 and no payment was due for the years ended December 31, 2009 and 2010, respectively; however, the Company did make a $13 million payment in 2010 and expects to make a payment of $1.8 million in 2011 in order to remain in compliance with its debt covenants.

The agreement provides that the Company, at its option, may elect that all or part of the term loan and the revolving loan bear interest at a rate per annum equal to the banks applicable Alternate Base Rate or LIBOR Rate, as these terms are defined in the credit agreement. The applicable Alternate Base Rate or LIBOR Rate will be increased by an applicable margin related to each type of loan.

The interest rates applicable to the Senior Term Loan ranged, primarily, from 6.45% to 8.08%, 6.87% to 4.01% and 3.99% to 6.00% for the years ended December 31, 2008, 2009 and 2010, respectively.

Additionally, the Company pays a commitment fee, at the rate of 0.50% per year, on the unused portion of the revolving credit facility and, at December 31, 2010, had no borrowings outstanding.

Senior Unsecured Subordinated Notes:

The Company has outstanding Senior Subordinated Notes in the amount of $31.0 million bearing interest at the rate of 12.0% per year, payable quarterly, with the principal balance due and payable on January 19, 2014. Additionally, the Company issued warrants to purchase 4,041,689 shares of the Company’s common stock at an exercise price of $0.01 per share having an estimated value of approximately $768,000 based upon the fair value of the underlying common shares. The amount allocated to the warrants has been recorded in the accompanying consolidated financial statements as a discount on the Senior Subordinated Notes and the amortization is included in interest expense. The warrants shall be exercisable at any time, in whole or part, into Common Stock of the Company prior to May 28, 2014 (the “Warrant Expiration Date”). The Senior Subordinated Notes are held by funds indirectly managed by principal shareholders of the Company.

At December 31, 2010, the maturity of long-term debt obligations were as follows (amounts in thousands):

YEAR	AMOUNT
2011	$1,247
2012	1,230
2013	52,825
2014	30,765
2015	5

Total	$86,072

Interest paid on outstanding debt was approximately $11,931,000, $9,505,000 and $7,274,000 for the years ended December 31, 2008, 2009 and 2010, respectively.

The Senior Secured Credit Agreement and Senior Unsecured Subordinated Notes contain certain restrictive covenants. These covenants include restrictions on additional borrowings, investments, sale of assets, capital expenditures, dividends, sale and leaseback transactions, contingent obligations, transactions with affiliates and fundamental changes in business activities. The covenants also require the maintenance of certain financial ratios regarding senior indebtedness, senior interest and capital expenditures. At December 31, 2010, the Company was in compliance with all required covenants.

6. STOCK—BASED COMPENSATION

In May 2004, the Company’s Board of Directors authorized the 2004 Stock Option and Grant Plan for Youth and Family Centered Services, Inc. (the “Plan”) which provides that options may be granted to certain key people to purchase up to approximately 9,739,000 shares of common stock of the Company at a price not less than the fair market value of the shares on the date of grant. The stock options generally become exercisable on a pro rata basis over a five year period from the date of the grant and must be exercised within ten years from the date of the grant.

For the year ended December 31, 2010, pertinent information regarding the stock option plan is as follows (amounts in thousands, except price per share):

	NUMBER OF SHARES	OPTION PRICE PER SHARE	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM (IN YEARS)
Outstanding at December 31, 2007	9,044	$0.20	$0.20	7.14

Granted	150	$0.20	$0.20	n/a
Exercised	(54)	$0.20	$0.20	n/a
Forfeited	(139)	$0.20	$0.20	n/a

Outstanding at December 31, 2008	9,001	$0.20	$0.20	6.16

Granted	242	$0.20	$0.20	n/a
Exercised	—	$0.20	$0.20	n/a
Forfeited	(1,578)	$0.20	$0.20	n/a

Outstanding at December 31, 2009	7,665	$0.20	$0.20	5.27

Granted	287	$0.20	$0.20	n/a
Exercised	—	$0.20	$0.20	n/a
Forfeited	(295)	$0.20	$0.20	n/a

Outstanding at December 31, 2010	7,657	$0.20	$0.20	4.50

A summary of options outstanding at December 31, 2010 including related price and remaining contractual term information follows.

OPTIONS OUTSTANDING				OPTIONS EXERCISABLE
EXERCISE PRICE	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM (IN YEARS)	EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
$ 0.20	7,657	$0.20	4.5	7,133	$0.20

Certain senior management employees held options to purchase a total of 1,807,156 shares of Series “A” Convertible Preferred Stock at an exercise price of $0.17 per share. In May 2009, the employees exercised all the Series “A” Preferred Stock Options.

7. COMMITMENTS AND CONTINGENCIES

Lease Commitments:

The Company was obligated under a capital lease agreement for a building having an original term of 15 years that expired in January 2010. The new lease was renewed under terms and conditions that qualified it as an operating lease.

Included in buildings and improvements in the accompanying Consolidated Balance Sheets at December 31, 2009 and 2010 are the following assets held under capital lease (amounts in thousands):

Building and Land	$1,885
Less: accumulated depreciation	(1,885)

Total assets held under capital leases	$—

The Company leases other certain property and equipment under non-cancelable long-term operating leases that expire at various dates. Certain of the leases require additional payments for taxes, insurance, common area maintenance, and in most cases provide for renewal options. Generally, the terms are from one to ten years.

Future minimum lease commitments for all non-cancelable leases as of December 31, 2010 are as follows (amounts in thousands):

YEAR	OPERATING LEASES
2011	$5,341
2012	4,230
2013	2,136
2014	1,049
2015	214
Thereafter	6

Total minimum lease payments	$12,976

Rent expense under operating leases, including month-to-month contracts, was approximately $5,606,000, $5,728,000 and $7,362,000 for the years ended December 31, 2008, 2009 and 2010, respectively

Legal Proceedings:

In the ordinary course of business the Company is exposed to various legal proceedings, claims and incidents that may lead to claims. In management’s current opinion, the outcome with respect to these actions will not have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows. However, there can be no assurances that, over time, certain of these proceedings will not develop into a material event.

Professional Liability:

The Company’s business entails an inherent risk of claims relating to professional liability. The Company maintains professional liability insurance, on a “claims made basis”, with an option to extend the claims reporting period and general liability insurance, on an “occurrence basis”. The Company also maintains additional coverage for claims in excess of the coverage provided by the professional and general liability policies. The Company accrues for unknown incidents based upon the anticipated future costs related to those potential obligations. The Company believes that its insurance coverage is sufficient based upon claims experience and the nature and risks of its business. There can be no assurance that a pending or future claim or claims will not be successful against the Company, and, if successful, will not exceed the limits of available insurance coverage or that such coverage will continue to be available at acceptable costs and on favorable terms.

Reimbursement and Regulatory Matters:

Laws and regulations governing the various Medicaid and state reimbursement programs are complex and subject to interpretation. The Company believes it is in substantial compliance with all applicable laws and regulations. However, the Company has ongoing regulatory matters, including those described below. Currently, management does not believe the outcome of the compliance matters or regulatory investigations will have a significant impact on the financial position or operating results of the Company.

During the year ended December 31, 2004, a local county referral agency conducted a routine audit which revealed possible billing problems. The Company conducted a detailed internal compliance review that confirmed certain billing problems existed. The Company immediately changed its procedures and increased the in-house training of its personnel. The Company offered to reimburse the Ohio Department of Job and Family Services (the “State Medicaid agency”), for all questionable billings and subsequent to the offer, the State Medicaid agency conducted its audit covering the period August 2003 through January 2005. The result of this audit was a request for the payback of approximately $1.4 million from the facility, which has been accrued by the Company. An administrative hearing was conducted in September 2007; and in January 2008, the State Medicaid agency submitted the hearing officer’s report and recommendations to the Company. Subsequent to this, an Adjudication Order was issued. The

Company appealed the administrative order to the Court of Common Pleas; the State Medicaid agency prevailed; and the Company filed a notice of appeal to the Court of Appeals. The Court’s mediator extended an invitation to the parties to mediate, which the Company accepted; however, the State Medicaid agency declined, and at that point, the Company withdrew the appeal. The State Medicaid agency then sent an invoice for the amount assessed in the audit, including interest. In December of 2009, the Company received a demand letter from Special Counsel retained by the Ohio Attorney General for principal plus penalties and interest. Outside counsel for the Company responded by contacting the Special Counsel’s office to convey that the facility had been closed for years and did not have any assets. The Special Counsel’s Office replied that they would have to review their file and get back to the Company’s outside counsel. In May of 2010, Oak Ridge’s counsel followed up with the Special Counsel’s Office, which informed Oak Ridge’s counsel that the claim had been returned to the Attorney General’s Office. The Attorney General’s Office has the option to pursue litigation to reduce the claim to a judgment; however, there are no assets of the subsidiary to satisfy any judgment that may be rendered.

In April 2006, the Company and one of its facilities were the recipients of a federal subpoena. The Company fully cooperated with the U.S. Attorney’s Office’s investigation and the parties worked on components of a model residential treatment program as a resolution of the investigation. In December 2008, the Assistant U.S. Attorney contacted the Company’s outside counsel, and informed him that the investigation was the product of a qui tam action filed under the Federal False Claims Act. Such cases are filed “under seal” and the defendants are not notified until the government officially intervenes in the case. In this instance, the Court directed the government to either settle this matter promptly, or intervene or decline to intervene, in which case the plaintiff could still proceed on his/her own; and the Court partially unsealed the case, so as to let the Company know it was the subject of a lawsuit. A settlement agreement with the U.S. Attorney’s Office was reached on April 22, 2009, which includes facets of a model residential treatment program; a partial re-payment of funding in three installments of $50,000 each, with the final installment to be paid in April of 2011; and various corporate integrity provisions commonly required by the U.S. Department of Health and Human Services Office of the Inspector General. As part of the integrity provisions, an independent review organization shall monitor the Company for three years. The Company was notified by the U.S. Attorney’s Office on March 9, 2010 and by the independent review organization on March 10, 2010 that they had received complaints alleging compliance concerns which they intended to investigate. The matters were fully investigated internally and externally and resolved with no material financial effects. As of January 31, 2011, the independent review organization reported no issues of non-compliance. In late February of 2011, outside counsel for the Company contacted the U.S. Attorney’s Office to verbally inform the government of the impending sale of the Company. During the call, the Assistant U.S. Attorney mentioned that he would be sending a letter or other communication on various matters, but he declined to indicate the anticipated substance of the correspondence or if there were specific concerns. The correspondence has not been received at this time.

On August 20, 2010, the Florida Agency for Health Care Administration (AHCA) issued an Emergency Immediate Moratorium on Admissions to halt all residential treatment admissions due to regulatory deficiencies. Subsequently over a period of four months, AHCA issued a moratorium on admissions for two of the group homes; filed five administrative complaints seeking fines totaling $134,500 and revocation of licenses; and sent a notice of termination of the Medicaid Statewide Inpatient Psychiatric Program (SIPP) contract with Tampa Bay Academy, effective December 15, 2010, which was subsequently withdrawn to allow the Company to voluntarily terminate that contract. Outside counsel for Tampa Bay is in discussions with AHCA counsel on a potential settlement pertaining to the pending fines and license revocation actions. This facility has been closed (See Note 2).

8. EMPLOYEE BENEFIT PLAN

The Company has a qualified contributory savings plan (the “Plan”) as allowed under Section 401(k) of the Internal Revenue Code. The Plan is available to all full-time and part-time employees meeting certain eligibility requirements and participants may defer up to 20% of their annual compensation, subject to limits, by contributing amounts to the Plan. At its election, the Company may make additional discretionary contributions to the plan on the employee’s behalf. The Company elected to make an additional discretionary contribution into the Plan in the amount of approximately $100,000 for the year ended December 31, 2008. For the years ended December 31, 2009 and 2010 the Company elected to suspend its employer contribution.

9. INCOME TAXES

The provision for federal and state income taxes from continuing operations consist of the following (amounts in thousands):

	2008	2009	2010
Current:
Federal	$3,487	$5,286	$6,018
State	494	677	713
Deferred:
Federal	(700)	1,003	(1,518)
State	(149)	167	(181)

Provision for income taxes from continuing operations	$3,132	$7,133	$5,032

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2009 and 2010 are as follows (amounts in thousands):

	DECEMBER 31,
	2009	2010
Deferred Tax Assets:
Accrued Vacation	288	452
Accrued Bonus	170	158
Health Claims Reserve	—	720
Bad Debt Allowance	291	447
Depreciation	1,060	897
Noncompete Agreement	250	228
Professional Liability Reserve	661	587
Capital Lease Adjustment	557	—
Post Acq State NOLs	338	339
Other	69	50

Total Gross Deferred Tax Assets	3,684	3,878
Deferred Tax Liabilities:
Prepaid Expense	(299)	(292)
Goodwill	(7,791)	(6,269)
Purchase Accounting: Capital Lease	(557)	—
Acquired Intangibles	(7,692)	(7,485)
Transaction Costs	(516)	(331)
Other	(20)	(15)

Total Gross Deferred Tax Liabilities	(16,875)	(14,392)
Valuation Allowance	(241)	(248)

Net Deferred Tax Liability	(13,432)	(10,762)

A valuation allowance has been provided against the deferred tax assets due to uncertainties regarding the future realization of state net operating loss carryforwards.

Approximately $46,000 of the valuation allowance relates to tax benefits for stock option deductions included in the net operating loss carryforwards. The valuation allowance increased by approximately $7,000 for the year ended December 31, 2010.

The Company’s provision (benefit) for income taxes attributable to continuing operations differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 34% to income from continuing operations before income taxes in 2008, 2009 and 2010, primarily as a result of the following:

	DECEMBER 31,
	2008	2009	2010
Federal statutory rate	34.0%	34.0%	34.0%
State taxes, net of federal benefit	4.4	4.6	(21.2)
Goodwill impairment	—	—	(196.0)
Other permanent items	(0.10)	(0.7)	(2.2)

	38.3%	37.9%	(185.4)%

The Company adopted current guidance which prescribes the accounting for uncertainty in income taxes recognized in the Company’s financial statements and proposes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides direction on derecognizing and measurement of a tax position taken or expected to be taken in a tax return.

The Company and its subsidiaries file income tax returns in the United States federal and various state jurisdictions. The Company is subject to U.S. federal income tax examinations for the tax years 2007 and later by the Internal Revenue Service, and is subject to various state income tax examinations, with the exception of one state, for the tax years 2006 and later. The state income tax returns for the tax years 2007 and later remain subject to examination in the one state where audits have occurred.

The Company did not have unrecognized tax benefits as of December 31, 2010 and does not expect this to change over the next twelve (12) months. In connection with the adoption of the guidance the Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2010, the Company has not accrued interest or penalties related to uncertain tax positions.

10. CAPITAL STOCK

Preferred and Common Stock:

The authorized capital stock of the Company consists of 375,000,000 shares of capital stock designated as follows: (i) 270,000,000 shares of preferred stock, par value $.0001, of which 90,000,000 shares have been designated as Series “A” Convertible Preferred Stock, 90,000,000 shares have been designated as Series “B” Convertible Preferred Stock and 90,000,000 shares have been designated as Redeemable Preferred Stock, and (ii) 105,000,000 shares of common stock, par value $.0001.

At December 31, 2008 81,801,853 shares of Series A Convertible Preferred Stock and 85,398 shares of Common Stock were issued and outstanding. 83,609,009 shares of Series “A” Convertible Preferred Stock and 85,398 shares of Common Stock were issued and outstanding for the years ended December 31, 2009 and 2010, respectively.

Series “A” Convertible Preferred Stock:

The holders of Series “A” Convertible Preferred Stock are entitled to receive cumulative dividends, compounded quarterly, at the rate of 2.5% of the original issue price of such stock. The Company recorded undeclared dividends, within equity, in the amount of approximately $2,264,000, $2,315,000 and $2,447,000 for the years ended December 31, 2008, 2009 and 2010, respectively and at December 31, 2010, accrued undeclared dividends amounted to approximately $14,699,000.

Upon the election of the holders of two-thirds of the Series “A” Convertible Preferred Stock, each share of Series “A” Convertible Preferred Stock is convertible into one (1) share of Series “B” Convertible Preferred Stock and one (1) share of Redeemable Preferred Stock. Such conversion amounts are adjustable upon certain dilutive issuances. In addition, upon the completion of a qualified public offering by the Company, each share of Series “A” Convertible

Preferred Stock is automatically converted as described above and all shares of outstanding Redeemable Preferred Stock are redeemed for cash. Upon any liquidation, dissolution or winding up of the Company, each holder of Series “A” Convertible Preferred Stock has a liquidation preference that is pari passu with the other preferred stock of the Company and senior to the Common Stock. Each holder of Series “A” Convertible Preferred Stock is entitled to a number of votes equal to the number of shares of Common Stock each holder would receive on an “as if converted basis.”

Series “B” Convertible Preferred Stock:

Subject to the payment in full of all preferential dividends to the holders of Series “A” Convertible Preferred Stock and Redeemable Preferred Stock, the holders of Series “B” Convertible Preferred Stock are entitled to receive (on an as-converted and equal basis with the holders of Series “A” Convertible Preferred Stock and Common Stock) dividends in such amounts and at such times as the Board of Directors of the Company may determine in its sole discretion. Such dividends are not cumulative. Upon the election of the holders of two-thirds of the Series “B” Convertible Preferred Stock, each share of Series “B” Convertible Preferred Stock is convertible into one (1) share of Common Stock of the Company. Such conversion amount is adjustable upon certain dilutive issuances.

Upon the completion of a qualified public offering by the Company, all shares of outstanding Redeemable Preferred Stock (including shares issued upon the automatic conversion of Series “A” Convertible Preferred Stock as described above) are redeemed for cash. Upon any liquidation, dissolution or winding up of the Company, each holder of Series “B” Convertible Preferred Stock has a liquidation preference that is pari passu with the other preferred stock of the Company and senior to the Common Stock. Each holder of Series “B” Convertible Preferred Stock is entitled to a number of votes equal to the number of shares of Common Stock each holder would receive on an “as if converted basis.”

Redeemable Preferred Stock:

The holders of Redeemable Preferred Stock are entitled to receive cumulative dividends, compounded quarterly, at the per share rate of 5% of the Redeemable Preferred Stock liquidation preference amount from the date of original issuance of such shares. The Redeemable Preferred Stock does not have a conversion feature. Upon the occurrence of certain change of control transactions (each, an “Extraordinary Transaction”), the holders of two-thirds of the Redeemable Preferred Stock may elect to have all of the shares of Redeemable Preferred Stock redeemed by the Company or to otherwise participate in such Extraordinary Transaction. Upon any liquidation, dissolution or winding up of the Company, each holder of Redeemable Preferred Stock has a liquidation preference that is pari passu with the other preferred stock of the Company and senior to the Common Stock. The holders of each outstanding share of Redeemable Preferred Stock, voting as a separate class, are entitled to vote and elect one Director and to remove such Director, with or without cause. The holders of Redeemable Preferred Stock are not entitled to vote on any other matters except as required by law.

No dividends may be declared or paid, and no shares of preferred stock may be redeemed until the Senior Secured and Senior Unsecured obligations of the Company have been paid in full.

11. SUBSEQUENT EVENTS

Material Definitive Agreement:

On February 17, 2011, Youth and Family Centered Services, Inc., entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Acadia Healthcare Company, LLC, a Delaware corporation (the “Parent”), and Acadia—YFCS Acquisition Company, Inc., a Georgia corporation (the “Merger Co”).

At the effective time of the Merger, each outstanding share of preferred and common stock outstanding shall be cancelled and converted to the right to receive certain consideration as set forth in the Merger Agreement. At the effective time, each option and/or warrant to purchase shares of common stock of the Company, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the effective time, shall become fully vested and exercisable and shall be cancelled and converted into the right to receive certain merger consideration as set forth in the Merger Agreement.

The Company has made certain representations, warranties and covenants in the Merger agreement, which generally expire on June 1, 2012, with certain fundamental representations surviving until thirty (30) days after the expiration of the statute of limitations applicable to such representations.

The Parent and Merger Co have obtained equity and debt financing commitments for the transaction contemplated by the Merger Agreement, which proceeds will be sufficient to pay the aggregate merger consideration and all related fees and expenses. Additionally, upon consummation of the sale, approximately, $86.1 million of our Senior and Subordinated Debt is required to be paid off. Subsequent to year-end the Company made a principal payment of $1.8 million against its Term Loan. The receipt of financing on substantially the terms and subject to the conditions set forth in such commitments is a condition to the consummation of the Merger.

The companies expect to close the transaction at the end of the first quarter or early in the second quarter of 2011.

Executive Employment Agreements:

In 2004, the Company entered into employments agreement with our Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”). Such employment agreements have been amended in connection with the Merger (the “Amendments”), with the Amendments becoming effective upon the consummation thereof.

In accordance with the appropriate guidance which establishes general standard of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or available to be issued, the Company evaluated subsequent events through March 31, 2011, the date the financial statements were available to be issued. There were no other material subsequent events that required recognition or additional disclosure in these financial statements.

PHC, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(unaudited)

	SEPTEMBER 30, 2011	JUNE 30, 2011
ASSETS
Current assets:
Cash and cash equivalents	$3,260,766	$3,668,521
Accounts receivable, net of allowance for doubtful accounts of $7,569,270 at September 30, 2011 and $5,049,892 at June 30, 2011	12,465,615	11,078,840
Prepaid expenses	1,077,138	561,044
Prepaid income taxes	827,297	—
Other receivables and advances	2,956,556	2,135,435
Deferred income tax asset – current	1,919,435	1,919,435

Total current assets	22,506,807	19,363,275
Accounts receivable, non-current	80,019	27,168
Other receivables	27,539	43,152
Property and equipment, net	14,012,528	4,713,132
Deferred income tax asset – non-current	647,743	647,743
Deferred financing costs, net of amortization of $163,133 and $729,502 at September 30, 2011 and June 30, 2011	1,324,329	549,760
Goodwill	10,446,569	969,098
Other assets	2,779,593	1,968,662

Total assets	$51,825,127	$28,281,990

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,522,104	$2,890,362
Current maturities of long-term debt	235,000	348,081
Revolving credit note, current	—	1,814,877
Current portion of obligations under capital leases	47,549	19,558
Accrued payroll, payroll taxes and benefits	2,571,634	2,026,911
Accrued expenses and other liabilities	1,665,285	2,237,982
Income taxes payable	—	129,160

Total current liabilities	7,041,572	9,466,931

Long-term debt, net of current maturities	26,206,250	56,702
Obligations under capital leases, net of current portion	46,267	—
Long-term accrued liabilities	853,545	843,296

Total liabilities	34,147,634	10,366,929

Stockholders’ equity:
Preferred Stock, 1,000,000 shares authorized, none issued or outstanding	—	—
Class A common stock, $.01 par value, 30,000,000 shares authorized, 19,985,772 and 19,978,211 shares issued at September 30, 2011 and June 30, 2011, respectively	199,858	199,782
Class B common stock, $.01 par value, 2,000,000 shares authorized, 773,717 issued and outstanding at September 30, 2011 and June 30, 2011, each convertible into one share of Class A common stock	7,737	7,737
Additional paid-in capital	28,266,988	28,220,835
Treasury stock, 1,214,093 shares of Class A common stock at September 30, 2011 and June 30, 2011, respectively, at cost	(1,808,734)	(1,808,734)
Accumulated deficit	(8,988,356)	(8,704,559)

Total stockholders’ equity	17,677,493	17,915,061

Total liabilities and stockholders’ equity	$51,825,127	$28,281,990

See Notes to Condensed Consolidated Financial Statements

PHC, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(Unaudited)

	THREE MONTHS ENDED SEPTEMBER 30,
	2011	2010
Revenues:
Patient care, net	$19,337,364	$14,233,822
Contract support services	1,346,937	837,598

Total revenues	20,684,301	15,071,420

Operating expenses:
Patient care expenses	10,466,148	7,023,722
Cost of contract support services	1,069,527	707,775
Provision for doubtful accounts	1,263,017	1,003,462
Administrative expenses	7,360,632	5,100,069

Total operating expenses	20,159,324	13,835,028

Income from operations	524,977	1,236,392

Other income (expense):
Interest income	82,676	40,594
Other income	33,822	38,988
Interest expense	(1,065,542)	(80,332)

Total other income (expense), net	(949,044)	(750)

(Loss) income before provision for income taxes	(424,067)	1,235,642
Income tax benefit	(140,270)	557,027

Net (loss) income	$(283,797)	$678,615

Basic net (loss) income per common share	$(0.01)	$0.03

Basic weighted average number of shares outstanding	19,540,218	19,532,095

Diluted net (loss) income per common share	$(0.01)	$0.03

Diluted weighted average number of shares outstanding	19,540,218	19,603,138

See Notes to Condensed Consolidated Financial Statements.

PHC, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	FOR THE THREE MONTHS ENDED SEPTEMBER 30,
	2011	2010
Cash flows from operating activities:
Net income (loss)	$(283,797)	$678,615
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	358,816	268,397
Non-cash interest expense	163,133	36,633
Earnings from investments in unconsolidated subsidiaries	(6,630)	(13,411)
Non-cash stock based compensation	30,149	49,023
Provision for doubtful accounts	1,263,017	1,003,462
Changes in:
Accounts receivable and other receivable	(1,801,382)	(2,104,446)
Prepaid expenses, prepaid income taxes and other current assets	(1,246,257)	(194,982)
Other assets	70,015	8,735
Accounts payable	(525,742)	(54,070)
Accrued expenses and other liabilities	(298,425)	(459,305)

Net cash used in operating activities	(2,277,103)	(781,349)

Cash flows from investing activities:
Acquisition of property and equipment	(109,607)	(361,002)
Purchase of licenses	(522)	(10,400)
Equity investment in unconsolidated subsidiaries	15,240	—
Principal receipts on note receivable	90,012	—
Cash used in Meadowwood acquisition	(21,500,000)	—

Net cash used in investing activities	(21,504,877)	(371,402)

Cash flows from financing activities:
Revolving debt proceeds	3,000,000	—
Payments on revolving term debt	(1,814,877)	(103,084)
Proceeds from borrowing on long-term debt	23,500,000	—
Principal payments on long-term debt	(389,275)	(113,764)
Deferred financing cost	(937,702)	—
Proceeds from issuance of common stock, net	16,079	8,754
Purchase of treasury stock	—	(112,997)

Net cash provided by (used in) financing activities	23,374,225	(321,091)

Net decrease in cash and cash equivalents	(407,755)	(1,473,842)
Beginning cash and cash equivalents	3,668,521	4,540,278

Ending cash and cash equivalents	$3,260,766	$3,066,436

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$880,257	$43,699

Income taxes	797,100	676,825

See Notes to Condensed Consolidated Financial Statements

PHC, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2011

(unaudited)

Note A—The Company

PHC, Inc. (the “Company”) is incorporated in the Commonwealth of Massachusetts. The Company is a national health care company, which operates subsidiaries specializing in behavioral health services including the treatment of substance abuse, which includes alcohol and drug dependency and related disorders and the provision of psychiatric services. The Company also operates help lines for employee assistance programs, call centers for state and local programs and provides management, administrative and online behavioral health services. The Company primarily operates under three business segments:

Behavioral health treatment services, including two substance abuse treatment facilities: Highland Ridge Hospital, located in Salt Lake City, Utah, which also treats psychiatric patients, and Mount Regis Center, located in Salem, Virginia, and twelve psychiatric treatment locations which include Harbor Oaks Hospital, a 71-bed psychiatric hospital located in New Baltimore, Michigan, Detroit Behavioral Institute, a 66-bed residential facility located in Detroit, Michigan, Seven Hills Hospital, a 55-bed psychiatric hospital in Las Vegas, Nevada, MeadowWood Behavioral Health, a 58-bed psychiatric hospital in New Castle, Delaware and eight outpatient behavioral health locations (one in New Baltimore, Michigan operating in conjunction with Harbor Oaks Hospital, one in Monroeville, Pennsylvania operating as Wellplace, three in Las Vegas, Nevada operating as Harmony Healthcare and three locations operating as Pioneer Counseling Center in the Detroit, Michigan metropolitan area);

Call center and help line services (contract services), including two call centers: one operating in Midvale, Utah and one in Detroit, Michigan. The Company provides help line services through contracts with major railroads and a call center contract with the State of Michigan. The call centers both operate under the brand name, Wellplace; and

Behavioral health administrative services, including delivery of management and administrative and online services. The parent company provides management and administrative services for all of its subsidiaries and online services for its behavioral health treatment subsidiaries and its call center subsidiaries. It also provides behavioral health information through its website Wellplace.com.

Note B—Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“USGAAP”) for interim financial information and in accordance with Regulation S-X. Accordingly, they do not include all of the information and notes required by USGAAP for complete financial statements. The balance sheet at June 30, 2011 has been derived from the audited consolidated balance sheet at that date. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three months ended September 30, 2011 are not necessarily indicative of the results that may be expected for the year ending June 30, 2012. The accompanying financial statements should be read in conjunction with the June 30, 2011 consolidated financial statements and notes thereto included in this Registration Statement.

Estimates and assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include patient care billing rates, realizability of receivables from third-party payors, rates for Medicare and Medicaid and the realization of deferred tax benefits and the valuation of goodwill, which represents a significant portion of the estimates made by management.

Revenue Recognition

The Company bills for its inpatient behavioral healthcare services upon discharge and for its outpatient facilities daily. In all cases, the charges are contractually adjusted at the time of billing using adjustment factors based on agreements or contracts with the insurance carriers and the specific plans held by the individuals. This method may still require additional adjustment based on ancillary services provided and deductibles and copays due from the individuals which are estimated at the time of admission based on information received from the individual. Adjustments to these estimates are recognized as adjustments to revenue during the period identified, usually when payment is received.

The Company’s policy is to collect estimated co-payments and deductibles at the time of admission. Payments are made by way of cash, check or credit card. If the patient does not have sufficient resources to pay the estimated co-payment in advance, the Company’s policy is to allow payment to be made in three installments—one third due upon admission, one third due upon discharge and the balance due 30 days after discharge. At times, the patient is not physically or mentally stable enough to comprehend or agree to any financial arrangement. In this case, the Company will make arrangements with the patient once his or her condition is stabilized. At times, this situation will require the Company to extend payment arrangements beyond the three payment method previously outlined. Whenever extended payment arrangements are made, the patient, or the individual who is financially responsible for the patient, is required to sign a promissory note to the Company, which includes interest on the balance due.

Contract support service revenue is a result of fixed fee contracts to provide telephone support. Revenue for these services is recognized ratably over the service period. All revenues and receivables from our contract services division are based on a prorated monthly allocation of the total contract amount and usually paid within 30 days of the end of the month.

Note C—Stock-Based Compensation

The Company has three active stock plans: a stock option plan, an employee stock purchase plan and a non-employee directors’ stock option plan.

The stock option plan provides for the issuance of a maximum of 1,900,000 shares of Class A common stock of the Company pursuant to the grant of incentive stock options to employees or nonqualified stock options to employees, directors, consultants and others whose efforts are important to the success of the Company. Subject to the provisions of this plan, the compensation committee of the Board of Directors (the “Board”) has the authority to select the optionees and determine the terms of the options including: (i) the number of shares, (ii) option exercise terms, (iii) the exercise or purchase price (which in the case of an incentive stock option will not be less than the market price of the Class A common stock as of the date of grant), (iv) type and duration of transfer or other restrictions and (v) the time and form of payment for restricted stock upon exercise of options.

The employee stock purchase plan provides for the purchase of Class A common stock at 85 percent of the fair market value at specific dates, to encourage stock ownership by all eligible employees. A maximum of 500,000 shares may be issued under this plan.

The non-employee director’s stock option plan provides for the grant of non-statutory stock options automatically at the time of each annual meeting of the Board. Under the plan, a maximum of 350,000 shares may be issued. Each outside director is granted an option to purchase 20,000 shares of Class A common stock, annually, at fair market value on the date of grant, vesting 25% immediately and 25% on each of the first three anniversaries of the grant and expiring ten years from the grant date.

The Company follows the provisions of Financial Accounting Standards Board (“FASB”) Auditing Standards Codification (“ASC”)—“Compensation—Stock Compensation” (“ASC 718”). Under the provisions of ASC 718, the Company recognizes the fair value of stock compensation as expense, over the requisite service period of the individual grantees, which generally equals the vesting period. All of the Company’s stock compensation is accounted for as equity instruments and there have been no liability awards granted. Any income tax benefit related to stock compensation will be shown under the financing section of the statement of cash flows. Based on the Company’s historical voluntary turnover rates for individuals in the positions who received options in the period, there was no forfeiture rate assumed. It is assumed these options will remain outstanding for the full term of issue. Under the true-up provisions of ASC 718, a recovery of prior expense will be recorded if the actual forfeiture is higher than estimated.

Under the provisions of ASC 718, the Company recorded $30,149 and $37,397 of stock-based compensation on its consolidated condensed statement of operations for the three months ended September 30, 2011 and 2010.

The Company had the following activity in its stock option plans for the three months ended September 30, 2011:

	NUMBER OF SHARES	WEIGHTED-AVERAGE EXERCISE PRICE PER SHARE	INTRINSIC VALUE AT SEPTEMBER 30, 2011
Balance—June 30, 2011	1,287,250	$1.83
Granted	—	—
Exercised	—	—
Expired	31,250	1.26

Balance—September 30, 2011	1,256,000	$1.85	$861,788

Exercisable	1,021,686	$1.97	$620,483

There were no options exercised during the three months ended September 30, 2011.

The following summarizes the activity of the Company’s stock options that have not vested for the three months ended September 30, 2011.

	NUMBER OF SHARES	WEIGHTED- AVERAGE FAIR VALUE
Non-vested at July 1, 2011	253,064	$.83
Granted	—	—
Expired	18,750	.69
Vested	—	—

Non-vested at September 30, 2011	234,314	$.84

The compensation cost related to the fair value of the options outstanding at September 30, 2011 of approximately $138,977 will be recognized as these options vest over the next three years.

The Company utilizes the Black-Scholes valuation model for estimating the fair value of the stock compensation granted. There were no options granted under the stock option plans for the three months ended September 30, 2011 or September 30, 2010.

Note D—Fair Value Measurements:

ASC 820-10-65, “Fair Value Measurements and Disclosures”, defines fair value, provides guidance for measuring fair value and requires certain disclosures. This statement applies under other accounting pronouncements that require or permit fair value measurements. The statement indicates, among other things, that a fair value measurement assumes that a transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. ASC 820-10-65 defines fair value based upon an exit price model. ASC 820-10-65 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost).

The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

■	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

■

Level 2: Inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

■	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The Company had money market funds stated at fair market value of $585,250 and $516,573 at September 30, 2011 and June 30, 2011, respectively, that were measured using Level 1 inputs.

Note E—Business Segment Information

The Company’s behavioral health treatment services have similar economic characteristics, services, patients and clients. Accordingly, all behavioral health treatment services are reported on an aggregate basis under one segment. The Company’s segments are more fully described in Note A above. Residual income and expenses from closed facilities are included in the administrative services segment. The following summarizes the Company’s segment data:

	TREATMENT SERVICES	CONTRACT SERVICES	ADMINISTRATIVE SERVICES	ELIMINATIONS	TOTAL
For the three months ended September 30, 2011
Revenue–external customers	$19,337,364	$1,346,937	$—	$—	$20,684,301
Revenues—intersegment	1,171,618	—	1,452,735	(2,624,353)	—
Segment net income (loss)	2,663,826	285,588	(3,233,211)	—	(283,797)
Capital expenditures	100,141	1,870	7,596	—	109,607
Depreciation & amortization	292,521	20,736	45,559	—	358,816
Interest expense	7,153	—	1,058,389	—	1,065,542
Income tax benefit	—	—	(140,270)	—	(140,270)

	TREATMENT SERVICES	CONTRACT SERVICES	ADMINISTRATIVE SERVICES	ELIMINATIONS	TOTAL
For the three months ended September 30, 2011 (continued)
Identifiable assets	43,108,519	1,145,687	7,570,921	—	51,825,127
Goodwill	10,446,569	—	—	—	10,446,569

	TREATMENT SERVICES	CONTRACT SERVICES	ADMINISTRATIVE SERVICES	ELIMINATIONS	TOTAL
For the three months ended September 30, 2010
Revenue–external customers	$14,233,822	$837,598	$—	$—	$15,071,420
Revenues—intersegment	1,053,789	—	1,293,105	(2,346,894)	—
Segment net income (loss)	2,140,233	129,823	(1,591,441)	—	678,615
Capital expenditures	353,099	5,303	2,600	—	361,002
Depreciation & amortization	208,756	19,851	39,790	—	268,397
Interest expense	40,599	—	39,733	—	80,332
Income tax expense	—	—	557,027	—	557,027
At June 30, 2011
Identifiable assets	19,523,739	1,250,903	7,507,348	—	28,281,990
Goodwill	969,098	—	—	—	969,098

Note F—Income Taxes

FASB ASC 740, “Income Taxes” (“ASC 740”), prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. ASC 740 required that a change in judgment related to prior years’ tax positions be recognized in the quarter of the change. The Company recognized no material adjustment in the liability for unrecognized tax benefits.

We recognize interest and penalties related to uncertain tax positions in general and administrative expense. As of September 30, 2011, we have not recorded any provisions for accrued interest and penalties related to uncertain tax positions.

Tax years 2006-2010 remain open to examination by the major taxing authorities to which we are subject.

Note G—Basic and Diluted Income Per Share:

Income per share is computed by dividing the income applicable to common shareholders by the weighted average number of shares of both classes of common stock outstanding for each fiscal year. Class B common stock has additional voting rights. All dilutive common stock equivalents are included in the calculation of diluted earnings per share; however, since the Company experienced a net loss for the three months ended September 30, 2011, no additional common stock equivalents related to options or warrants were included since they would have been anti-dilutive. For the three months ended September 30, 2010, all dilutive common stock equivalents were included in the calculation of diluted earnings per share using the treasury stock method.

The weighted average number of common shares outstanding used in the computation of earnings per share is summarized as follows:

	THREE MONTHS ENDED SEPTEMBER 30,
	2011	2010
Weighted average shares outstanding—basic	19,540,218	19,532,095
Employee stock options	—	71,043
Warrants	—	—

Weighted average shares outstanding—fully diluted	19,540,218	19,603,138

The following table summarizes securities outstanding as of September 30, 2011 and 2010, but not included in the calculation of diluted net earnings per share because such shares are antidilutive:

	THREE MONTHS ENDED SEPTEMBER 30,
	2011	2010
Employee stock options	1,256,000	1,059,000
Warrants	363,000	363,000

Total	1,619,000	1,422,000

Note H—Note Receivable

On November 13, 2010, the Company, through its subsidiary Detroit Behavioral Institute, Inc., d/b/a Capstone Academy, a wholly owned subsidiary of the Company (“Capstone Academy”), purchased the rights under certain identified notes (the “Notes”) held by Bank of America and secured by the property leased by Capstone Academy for $1,250,000. The Notes were in default at the time of the purchase and the Company has initiated foreclosure proceedings in the courts. The Notes were purchased using cash flow from operations. The Company has recorded the value of the Notes in other receivables, current, in the accompanying condensed consolidated financial statements. The Company believes the value of the Notes are fully recoverable based on the current value of the property securing the Notes. A Sheriff’s Sale of the property is scheduled for the second quarter of fiscal 2012.

Note I—Acquisition of MeadowWood

On July 1, 2011, the Company completed the acquisition of MeadowWood Behavioral Health, a behavioral health facility located in New Castle, Delaware (“MeadowWood”) from Universal Health Services, Inc. (the “Seller”) pursuant to the terms of an Asset Purchase Agreement, dated as of March 15, 2011, between the Company and the Seller (the “Purchase Agreement”). In accordance with the Purchase Agreement, PHC MeadowWood, Inc., a Delaware corporation and subsidiary of the Company (“PHC MeadowWood”) acquired substantially all of the operating assets (other than cash) and assumed certain liabilities associated with MeadowWood. The purchase price was $21,500,000, and is subject to a working capital adjustment. At closing, PHC MeadowWood hired Seller’s employees currently employed at MeadowWood and assumed certain obligations with respect to those transferred employees. Also at closing, PHC MeadowWood and the Seller entered into a transition services agreement to facilitate the transition of the business. Transaction costs of approximately $684,000 were recorded as administrative expense during the three months ended September 30, 2011.

The consideration was allocated to assets and liabilities based on their relative fair values as of the closing date of the MeadowWood acquisition. The purchase price consideration and allocation of purchase price was as follows:

Cash purchase price (subject to adjustment)	$21,500,000

Accounts Receivables (net)	$1,796,781
Prepaid expenses and other current assets	97,134
Land	1,420,000
Building and Improvements	7,700,300
Furniture and Equipment	553,763
Licenses	700,000
Goodwill	9,541,046
Accounts Payable	(157,484)
Accrued expenses and other current liabilities	(151,540)

$21,500,000

The allocation of consideration paid for the acquired assets and liabilities of MeadowWood is based on management’s best preliminary estimates. The actual allocation of the amount of the consideration may differ from that reflected after a third party valuation and these procedures have been finalized.

The results of operations of MeadowWood are included in the Company’s operating results beginning July 1, 2011. The following presents the pro forma revenues, net income and net income per common share for three months ended September 30, 2010 of the Company’s acquisition of MeadowWood assuming the acquisition occurred as of July 1, 2009.

THREE MONTHS ENDED SEPTEMBER 30, (UNAUDITED) 2010
Revenues	$18,795,290

Net income	$1,049,306

Net income per common share	$0.05

Fully diluted weighted average shares outstanding	19,603,138

This unaudited pro forma condensed combined financial information is not necessarily indicative of the results of operations that would have been achieved had the acquisition actually taken place at the dates indicated and do not purport to be indicative of future position or operating results.

Note J—Financing Agreements

Also on July 1, 2011 (the “Closing Date”), and concurrently with the closing under the MeadowWood Purchase and Sale Agreement, the Company and its subsidiaries entered into a Credit Agreement with the lenders party thereto (the “Lenders”), Jefferies Finance LLC, as administrative agent, arranger, book manager, collateral agent, and documentation agent for the Lenders, and as syndication agent and swingline lender, and Jefferies Group, Inc., as issuing bank (the “Credit Agreement”). The terms of the Credit Agreement provide for (i) a $23,500,000 senior secured term loan facility (the “Term Loan Facility”) and (ii) up to $3,000,000 senior secured revolving credit facility (the “Revolving Credit Facility”), both of which were fully borrowed on the Closing Date in order to finance the MeadowWood purchase, to pay off the Company’s existing loan facility with CapitalSource Finance LLC, for miscellaneous costs, fees and expenses related to the Credit Agreement and the MeadowWood purchase, and for general working capital purposes. As of September 30, 2011, approximately $23,441,250 and $3,000,000 remain outstanding under the Term Loan Facility and the Revolving Credit Facility. The Term Loan Facility and Revolving Credit Facility mature on July 1, 2014 and require repayment of 0.25% of the principal amount of the Term Loan each quarter during the term. Interest on these loans for the quarter ended September 30, 2011 was 7.75%. Under the agreement, the Company must maintain compliance with certain financial covenants. As of September 30, 2011, the Company was in compliance with the required covenants.

Note K—Merger with Acadia Healthcare Company, Inc.

On May 23, 2011, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Acadia Healthcare Company, Inc., a Delaware corporation (“Acadia”), and Acadia Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of Acadia (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, the Company will merge with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Merger”).

On October 26, 2011, the shareholders of PHC, Inc. voted to approve the merger agreement. On November 1, 2011 the Merger agreement was finalized. Upon completion of the Merger, Acadia stockholders own approximately 77.5% of the combined company and PHC’s former stockholders own approximately 22.5% of the combined company.

NOTE L—Subsequent Events-

The Company evaluated subsequent events through the date of this report and did not find any unrecorded reportable subsequent events, except as discussed in Note K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of

PHC, Inc.:

We have audited the accompanying consolidated balance sheets of PHC, Inc. and subsidiaries as of June 30, 2011 and 2010 and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PHC, Inc. and subsidiaries at June 30, 2011 and 2010 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Boston, Massachusetts

August 18, 2011

PHC, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	JUNE 30,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$3,668,521	$4,540,278
Accounts receivable, net of allowance for doubtful accounts of $5,049,892 and $3,002,323 at June 30, 2011 and 2010, respectively	11,078,840	8,776,283
Prepaid expenses	561,044	490,662
Other receivables and advances	2,135,435	743,454
Deferred tax assets	1,919,435	1,145,742

Total current assets	19,363,275	15,696,419
Restricted cash	—	512,197
Accounts receivable, non-current	27,168	17,548
Other receivables	43,152	58,169
Property and equipment, net	4,713,132	4,527,376
Deferred financing costs, net of amortization of $729,502 and $582,971 at June 30, 2011 and 2010, respectively	549,760	189,270
Goodwill	969,098	969,098
Deferred tax assets-long term	647,743	1,495,144
Other assets	1,968,662	2,184,749

Total assets	$28,281,990	$25,649,970

LIABILITIES
Current liabilities:
Current maturities of long-term debt	$348,081	$796,244
Revolving credit note	1,814,877	1,336,025
Current portion of obligations under capital leases	19,558	112,909
Accounts payable	2,890,362	2,036,803
Accrued payroll, payroll taxes and benefits	2,026,911	2,152,724
Accrued expenses and other liabilities	2,237,982	1,040,487
Income taxes payable	129,160	23,991

Total current liabilities	9,466,931	7,499,183
Long-term debt, less current maturities	56,702	292,282
Obligations under capital leases	—	19,558
Long-term accrued liabilities	843,296	582,953

Total liabilities	10,366,929	8,393,976

Commitments and contingent liabilities (Note I)
STOCKHOLDERS’ EQUITY
Preferred stock, 1,000,000 shares authorized, none issued	—	—
Class A Common Stock, $.01 par value; 30,000,000 shares authorized, 19,978,211 and 19,867,826 shares issued at June 30, 2011 and 2010, respectively	199,782	198,679
Class B Common Stock, $.01 par value; 2,000,000 shares authorized, 773,717 and 775,021 issued and outstanding at June 30, 2011 and 2010, respectively, each convertible into one share of Class A Common Stock	7,737	7,750
Additional paid-in capital	28,220,835	27,927,536
Treasury stock, 1,214,093 and 1,040,598 Class A common shares at cost at June 30, 2011 and 2010, respectively	(1,808,734)	(1,593,407)
Accumulated deficit	(8,704,559)	(9,284,564)

Total stockholders’ equity	17,915,061	17,255,994

Total liabilities and stockholders’ equity	$28,281,990	$25,649,970

See accompanying notes to consolidated financial statements.

PHC, INC. AND SUBSIDIARIES

Consolidated Statements of Income

	FOR THE YEARS ENDED JUNE 30,
	2011	2010
Revenues:
Patient care, net	$57,495,735	$49,647,395
Contract support services	4,512,144	3,429,831

Total revenues	62,007,879	53,077,226
Operating expenses:
Patient care expenses	30,234,829	26,306,828
Cost of contract support services	3,617,509	2,964,621
Provision for doubtful accounts	3,406,443	2,131,392
Administrative expenses	22,206,455	19,110,638
Legal settlement	446,320	—

Total operating expenses	59,911,556	50,513,479

Income from operations	2,096,323	2,563,747
Other income (expense):
Interest income	263,523	142,060
Interest expense	(310,673)	(326,582)
Other income, net	(61,232)	146,537

Total other expense, net	(108,382)	(37,985)

Income before income taxes	1,987,941	2,525,762
Provision for income taxes	1,407,936	1,106,100

Net income applicable to common shareholders	$580,005	$1,419,662

Basic net income per common share	$0.03	$0.07

Basic weighted average number of shares outstanding	19,504,943	19,813,783

Fully diluted net income per common share	$0.03	$0.07

Fully diluted weighted average number of shares outstanding	19,787,461	19,914,954

See accompanying notes to consolidated financial statements.

PHC, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

	CLASS A COMMON STOCK		CLASS B COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	CLASS A TREASURY STOCK		ACCUMULATED DEFICIT
	SHARES	AMOUNT	SHARES	AMOUNT		SHARES	AMOUNT		TOTAL
Balance—June 30, 2009	19,840,793	$198,408	775,080	$7,751	$27,667,597	626,541	$(1,125,707)	$(10,704,226)	$16,043,823
Stock-based compensation expense					221,404				221,404
Issuance of shares for options exercised	2,000	20			1,600				1,620
Issuance of employee stock purchase plan shares	24,974	250			36,935				37,185
Purchase of treasury shares
Conversion from Class B to Class A	59	1	(59)	(1)		414,057	(467,700)		(467,700)
Net income								1,419,662	1,419,662

Balance—June 30, 2010	19,867,826	198,679	775,021	7,750	27,927,536	1,040,598	(1,593,407)	(9,284,564)	17,255,994
Stock-based compensation expense					164,916				164,916
Issuance of shares for options exercised	95,000	950			102,790				103,740
Fair value of warrants issued					11,626				11,626
Issuance of employee stock purchase plan shares	14,081	140			13,967				14,107
Purchase of treasury shares						173,495	(215,327)		(215,327)
Conversion from Class B to Class A	1,304	13	(1,304)	(13)
Net income								580,005	580,005

Balance—June 30, 2011	19,978,211	$199,782	773,717	$7,737	$28,220,835	1,214,093	$(1,808,734)	$(8,704,559)	$17,915,061

See accompanying notes to consolidated financial statements.

PHC, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	FOR THE YEARS ENDED JUNE 30,
	2011	2010
Cash flows from operating activities:
Net income	$580,005	$1,419,662
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash (gain)/loss on equity method investments	(25,864)	(17,562)
Loss on disposal of property and equipment	—	3,831
Depreciation and amortization	1,105,249	1,156,569
Non-cash interest expense	146,531	146,531
Deferred income taxes	73,708	185,093
Fair value of warrants	11,626	—
Stock-based compensation	164,916	221,404
Provision for doubtful accounts	3,406,443	2,131,392
Changes in operating assets and liabilities:
Accounts and other receivables	(6,256,335)	(4,475,536)
Prepaid expenses and other current assets	(70,382)	(15,136)
Other assets	524,438	12,910
Accounts payable	670,548	656,755
Accrued expenses and other liabilities	1,408,237	768,017

Net cash provided by operations	1,739,120	2,193,930

Cash flows from investing activities:
Acquisition of property and equipment	(1,081,810)	(751,843)
Purchase of licenses	(52,466)	(22,208)
Equity investment in unconsolidated subsidiary	72,980	33,528
Investment in note receivable	(1,001,934)	—
Principal receipts on note receivable	162,685	—

Net cash used in investing activities	(1,900,545)	(740,523)
Cash flows from financing activities:
Repayment on revolving debt, net	478,852	472,621
Principal payments on long-term debt and capital lease obligations	(796,652)	(156,199)
Cash paid for deferred financing costs	(295,052)	—
Purchase of treasury stock	(215,327)	(467,700)
Proceeds from issuance of common stock, net	117,847	38,805

Net cash used in financing activities	(710,332)	(112,473)

Net (decrease) increase in cash and cash equivalents	(871,757)	1,340,934
Beginning cash and cash equivalents	4,540,278	3,199,344

Cash and cash equivalents, end of year	$3,668,521	$4,540,278

Supplemental cash flow information:
Cash paid during the period for:
Interest	$164,141	$180,048
Income taxes	1,248,147	864,525
Supplemental disclosure of non-cash financing and investing transactions:
Conversion of Class B to Class A common stock	$13	$59
Accrued and unpaid deferred financing costs	211,922	—

See accompanying notes to consolidated financial statements.

PHC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements June 30, 2011

NOTE A—THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations and business segments:

PHC, Inc. and subsidiaries, (“PHC” or the “Company”) is incorporated in the Commonwealth of Massachusetts. The Company is a national healthcare company which operates subsidiaries specializing in behavioral health services including the treatment of substance abuse, which includes alcohol and drug dependency and related disorders and the provision of psychiatric services. The Company also operates help lines for employee assistance programs, call centers for state and local programs and provides management, administrative and online behavioral health services. The Company primarily operates under three business segments:

(1) Behavioral health treatment services, including two substance abuse treatment facilities: Highland Ridge Hospital, located in Salt Lake City, Utah, which also treats psychiatric patients, Mount Regis Center, located in Salem, Virginia and Renaissance Recovery and eleven psychiatric treatment locations which include Harbor Oaks Hospital, a 71-bed psychiatric hospital located in New Baltimore, Michigan, Detroit Behavioral Institute, a 66-bed residential facility in Detroit, Michigan, a 55-bed psychiatric hospital in Las Vegas, Nevada and eight outpatient behavioral health locations (one in New Baltimore, Michigan operating in conjunction with Harbor Oaks Hospital, three in Las Vegas, Nevada as Harmony Healthcare, three locations operating as Pioneer Counseling Center in the Detroit, Michigan metropolitan area) and one location in Pennsylvania operating as Wellplace;

(2) Call center and help line services (contract services), including two call centers, one operating in Midvale, Utah and one in Detroit, Michigan. The Company provides help line services through contracts with major railroads and a call center contract with Wayne County, Michigan. The call centers both operate under the brand name Wellplace; and

(3) Behavioral health administrative services, including delivery of management and administrative and online services. The parent company provides management and administrative services for all of its subsidiaries and online services for its behavioral health treatment subsidiaries and its call center subsidiaries. It also provides behavioral health information through its website, Wellplace.com.

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. In January 2007, the Company purchased a 15.24% membership interest in the Seven Hills Psych Center, LLC, the entity that is the landlord of the Seven Hills Hospital subsidiary. In March 2008, the Company, through its subsidiary PHC of Nevada, Inc., purchased a 25% membership interest in Behavioral Health Partners, LLC, the entity that is the landlord of a new outpatient location for Harmony Healthcare. These investments are accounted for under the equity method of accounting and are included in other assets on the accompanying consolidated balance sheets. (Note F)

Revenues and accounts receivable:

Patient care revenues and accounts receivable are recorded at established billing rates or at the amount realizable under agreements with third-party payors, including Medicaid and Medicare. Revenues under third-party payor agreements are subject to examination and contractual adjustment, and amounts realizable may change due to periodic changes in the regulatory environment. Provisions for estimated third party payor settlements are provided in the period the related services are rendered. Differences between the amounts provided and subsequent settlements are recorded in operations in the period of settlement. Amounts due as a result of cost report settlements are recorded and listed separately on the consolidated balance sheets as “Other receivables”. The provision for contractual allowances is deducted directly from revenue and the net revenue amount is recorded as accounts receivable. The allowance for doubtful accounts does not include the contractual allowances.

Medicare reimbursements are based on established rates depending on the level of care provided and are adjusted prospectively. Effective for fiscal years beginning after January 1, 2005, the prospective payment system (“PPS”) was brought into effect for all psychiatric services paid through the Medicare program. The new system changed the

TEFRA-based (Tax Equity and Fiscal Responsibility Act of 1982) system to the new variable per diem-based system. The new rates are based on a statistical model that relates per diem resource use for beneficiaries to patient and facility characteristics available from “Center for Medicare and Medicaid Services” (“CMS’s”), administrative data base (cost reports and claims data). Patient-specific characteristics include, but are not limited to, principal diagnoses, comorbid conditions, and age. Facility specific variables include an area wage index, rural setting, and the extent of teaching activity. This change was phased in over three fiscal years with a percentage of payments being made at the old rates and a percentage at the new rates. The Company has been operating fully under PPS since fiscal 2009.

Although Medicare reimbursement rates are based 100% on PPS, the Company will continue to file cost reports annually as required by Medicare to determine ongoing rates and recoup any adjustments for Medicare bad debt. These cost reports are routinely audited on an annual basis. The Company believes that adequate provision has been made in the financial statements for any adjustments that might result from the outcome of Medicare audits. Approximately 27% of the Company’s total revenue is derived from Medicare and Medicaid payors for each of the years ended June 30, 2011 and 2010. Differences between the amounts provided and subsequent settlements are recorded in operations in the year of the settlement. To date, settlement adjustments have not been material.

Patient care revenue is recognized as services are rendered, provided there exists persuasive evidence of an arrangement, the fee is fixed or determinable and collectability of the related receivable is reasonably assured. Pre—admission screening of financial responsibility of the patient, insurance carrier or other contractually obligated payor, provides the Company the net expected collectable patient revenue to be recorded based on contractual arrangements with the payor or pre-admission agreements with the patient. Revenue is not recognized for emergency provision of services for indigent patients until authorization for the services can be obtained.

Contract support service revenue is a result of fixed fee contracts to provide telephone support. Revenue for these services is recognized ratably over the service period.

Long-term assets include non-current accounts receivable, other receivables and other assets (see below for description of other assets). Non-current accounts receivable consist of amounts due from former patients for service. This amount represents estimated amounts collectable under supplemental payment agreements, arranged by the Company or its collection agencies, entered into because of the patients’ inability to pay under normal payment terms. All of these receivables have been extended beyond their original due date. Reserves are provided for accounts of former patients that do not comply with these supplemental payment agreements and accounts are written off when deemed unrecoverable. Other receivables included as long-term assets include the non-current portion of loans provided to employees and amounts due on a contractual agreement.

Charity care amounted to approximately $231,000 and $305,000 for the years ended June 30, 2011 and 2010, respectively. Patient care revenue is presented net of charity care in the accompanying consolidated statements of income.

The Company had accounts receivable from Medicaid and Medicare of approximately $3,447,240 at June 30, 2011 and $2,333,300 at June 30, 2010. Included in accounts receivable is approximately $1,212,460 and $1,255,000 in unbilled receivables at June 30, 2011 and 2010, respectively.

Allowance for doubtful accounts:

The Company records an allowance for uncollectible accounts which reduces the stated value of receivables on the balance sheet. This allowance is calculated based on a percentage of each aged accounts receivable category beginning at 0-5% on current accounts and increasing incrementally for each additional 30 days the account remains outstanding until the account is over 300 days outstanding, at which time the provision is 100% of the outstanding balance. These percentages vary by facility based on each facility’s experience in and expectations for collecting older receivables. The Company compares this required reserve amount to the current “Allowance for doubtful accounts” to determine the required bad debt expense for the period. This method of determining the required “Allowance for doubtful accounts” has historically resulted in an allowance for doubtful accounts of 20% or greater of the total outstanding receivables balance, which the Company believes to be a reasonable valuation of its accounts receivable.

Estimates and assumptions:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include patient care billing rates, realizability of receivables from third-party payors, rates for Medicare and Medicaid, the realization of deferred tax benefits and the valuation of goodwill, which represents a significant portion of the estimates made by management.

Reliance on key clients:

The Company relies on contracts with more than ten clients to maintain patient census at its inpatient facilities and patients for our outpatient operations and our employee assistance programs. The loss of any of such contracts would impact the Company’s ability to meet its fixed costs. The Company has entered into relationships with large employers, health care institutions, insurance companies and labor unions to provide treatment for psychiatric disorders, chemical dependency and substance abuse in conjunction with employer sponsored employee assistance programs. The employees of such institutions may be referred to the Company for treatment, the cost of which is reimbursed on a per diem or per capita basis. Approximately 20% of the Company’s total revenue is derived from these clients for all periods presented. No one of these large employers, health care institutions or labor unions individually accounts for 10% or more of the Company’s consolidated revenues, but the loss of any of these clients would require the Company to expend considerable effort to replace patient referrals and would result in revenue and attendant losses.

Cash equivalents:

Cash equivalents include short-term highly liquid investments with original maturities of less than three months.

Property and equipment:

Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. The estimated useful lives are as follows:

ASSETS	ESTIMATED USEFUL LIFE
Buildings	39 years
Furniture and equipment	3 through 10 years
Motor vehicles	5 years
Leasehold improvements	Lesser of useful life or term of lease (2 to 10 years)

Other assets:

Other assets consists of deposits, deferred expenses advances, investment in Seven Hills LLC, investment in Behavioral Health Partners, LLC, software license fees, and acquired software which is being amortized over three to seven years based on its estimated useful life.

Long-lived assets:

The Company reviews the carrying values of its long-lived assets, other than goodwill, for possible impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less costs to sell. The Company believes that the carrying value of its long-lived assets is fully realizable at June 30, 2011.

Fair Value Measurements:

Accounting Standards Codification (“ASC”) 820-10-65, “Fair Value Measurements and Disclosures”, defines fair value, provides guidance for measuring fair value and requires certain disclosures. This statement applies under other accounting pronouncements that require or permit fair value measurements. The statement indicates, among other things, that a fair value measurement assumes that a transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. ASC 820-10-65 defines fair value based upon an exit price model. ASC 820-10-65 discusses valuation techniques, such as the market approach (comparable market prices), the income approach

(present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

■	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

■

Level 2: Inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

■	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The Company had money market funds stated at fair market value, of $516,573 and $2,504,047 at June 30, 2011 and 2010, respectively, that were measured using Level 1 inputs.

Basic and diluted income per share:

Income per share is computed by dividing the income applicable to common shareholders by the weighted average number of shares of both classes of common stock outstanding for each fiscal year. Class B Common Stock has additional voting rights. All dilutive common stock equivalents have been included in the calculation of diluted earnings per share for the fiscal years ended June 30, 2011 and 2010 using the treasury stock method.

The weighted average number of common shares outstanding used in the computation of earnings per share is summarized as follows:

	YEARS ENDED JUNE 30,
	2011	2010
Weighted average shares outstanding—basic	19,504,943	19,813,783
Employee stock options and warrants	282,518	101,171

Weighted average shares outstanding—fully diluted	19,787,461	19,914,954

The following table summarizes securities outstanding as of June 30, 2011 and 2010, but not included in the calculation of diluted net earnings per share because such shares are antidilutive:

	YEARS ENDED JUNE 30,
	2011	2010
Employee stock options	502,250	921,500
Warrants	363,000	343,000

Total	865,250	1,264,500

The Company repurchased 173,495 and 414,057 shares of its Class A Common Stock during fiscal 2011 and 2010, respectively.

Income taxes:

ASC 740, “Income Taxes”, prescribes an asset and liability approach, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of the assets and liabilities. In accordance with ASC 740, the Company may establish reserves for tax uncertainties that reflect the use of the comprehensive model for the recognition and measurement of uncertain tax positions. Tax authorities periodically challenge certain transactions and deductions reported on our income tax returns. The Company does not expect the outcome of these examinations, either individually or in the aggregate, to have a material adverse effect on our financial position, results of operations, or cash flows.

Comprehensive income:

The Company’s comprehensive income is equal to its net income for all periods presented.

Stock-based compensation:

The Company issues stock options to its employees and directors and provides employees the right to purchase stock pursuant to stockholder approved stock option and stock purchase plans. The Company follows the provisions of ASC 718, “Compensation—Stock Compensation”.

Under the provisions of ASC 718, the Company recognizes the fair value of stock compensation in net income (loss), over the requisite service period of the individual grantees, which generally equals the vesting period. All of the Company’s stock based awards are accounted for as equity instruments.

Under the provisions of ASC 718, the Company recorded $164,916 and $221,404 of stock-based compensation in its consolidated statements of income for the years ended June 30, 2011 and 2010, respectively, which is included in administrative expenses as follows:

	YEAR ENDED JUNE 30, 2011	YEAR ENDED JUNE 30, 2010
Directors fees	$75,845	$63,870
Employee compensation	89,071	157,534

Total	$164,916	$221,404

The Company utilizes the Black-Scholes valuation model for estimating the fair value of the stock-based compensation. The weighted-average grant date fair values of the options granted under the stock option plans of $1.15 and $0.63 for the years ended June 30, 2011 and 2010, respectively, were calculated using the following weighted-average assumptions:

	YEAR ENDED JUNE 30,
	2011	2010
Risk free interest rate	2.50%	2.30% - 3.48%
Expected dividend yield	—	—
Expected lives	5 - 10 years	5 - 10 years
Expected volatility	61.61% - 72.06%	60.66% - 61.63%

The dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends. Expected volatility is based on the historical volatility of the Company’s common stock over the period commensurate with the expected life of the options. The risk-free interest rate is the U.S. Treasury rate on the date of grant. The expected life was calculated using the Company’s historical experience for the expected term of the option.

Based on the Company’s historical voluntary turnover rates for individuals in the positions who received options, there was no forfeiture rate assessed. It is assumed these options will remain outstanding for the full term of issue. Under the true-up provisions of ASC 718, a recovery of prior expense will be recorded if the actual forfeiture rate is higher than estimated or additional expense if the forfeiture rate is lower than estimated. To date, any required true-ups have not been material.

In August 2010, 7,679 shares of common stock were issued under the employee stock purchase plan. The Company recorded stock-based compensation expense of $1,304. In March 2011, 6,402 shares of common stock were issued under the employee stock purchase plan. The Company recorded stock-based compensation expense of $1,216.

As of June 30, 2011, there was $168,117 in unrecognized compensation cost related to nonvested stock-based compensation arrangements granted under existing stock option plans. This cost is expected to be recognized over the next three years.

Advertising Expenses:

Advertising costs are expensed when incurred. Advertising expenses for the years ended June 30, 2011 and 2010 were $167,549 and $136,183, respectively.

Subsequent Events:

The Company has evaluated material subsequent events through the date of issuance of this report and we have included all such disclosures in the accompanying footnotes. (See Note P).

Reclassifications:

Certain June 30, 2010 balance sheet amounts have been reclassified to be consistent with the June 30, 2011 presentation, which affect certain balance sheet classifications only.

Recent accounting pronouncements:

Recently Adopted Standards

In April 2010, the FASB issued ASU No. 2010-13, Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades, or ASU 2010-13. ASU 2010-13 clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, such an award should not be classified as a liability if it otherwise qualifies as equity. ASU 2010-13 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010, with early adoption permitted. The adoption of this standard did not have any impact on the Company’s consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition—Milestone Method (Topic 605): Milestone Method of Revenue Recognition, or ASU 2010-17. ASU 2010-17 allows the milestone method as an acceptable revenue recognition methodology when an arrangement includes substantive milestones. ASU 2010-17 provides a definition of substantive milestone, and should be applied regardless of whether the arrangement includes single or multiple deliverables or units of accounting. ASU 2010-17 is limited to transactions involving milestones relating to research and development deliverables. ASU 2010-17 also includes enhanced disclosure requirements about each arrangement, individual milestones and related contingent consideration, information about substantive milestones, and factors considered in the determination. ASU 2010-17 is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010, with early adoption permitted. The adoption of this standard did not have any impact on the Company’s consolidated financial statements.

In March 2010, the FASB issued ASU No. 2010-11, Derivatives and Hedging (ASC Topic 815): Scope Exception Related to Credit Derivatives, or ASU 2010-11. ASU 2010-11 clarifies that embedded credit-derivative features related only to the transfer of credit risk in the form of subordination of one financial instrument to another are not subject to potential bifurcation and separate accounting. ASU 2010-11 also provides guidance on whether embedded credit-derivative features in financial instruments issued by structures such as collateralized debt obligations are subject to bifurcations and separate accounting. ASU 2010-11 is effective at the beginning of a company’s first fiscal quarter beginning after June 15, 2010, with early adoption permitted. The adoption of this guidance did not have any impact on the Company’s consolidated financial statements.

Recently Issued Accounting Standards

In June 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, or ASU 2011-05. The amendments in this ASU require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. ASU 2011-05 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2011, with early adoption permitted. The Company does not expect the adoption of ASU 2011-05 to have a material impact on its consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations. This ASU reflects the decision reached in EITF Issue No. 10-G. The amendments in this ASU affect any public entity, as defined by Topic 805 Business Combinations, that enters into business combinations that are material on an individual or aggregate basis. The amendments in this ASU specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company does not expect the adoption of this ASU will have a material effect on its consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU reflects the decision reached in EITF Issue No. 10-A. The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples, which require that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Company does not expect the adoption of this ASU will have a material effect on its consolidated financial statements.

In July 2011, the FASB issued ASU 2011-07, Healthcare Entities (Topic 954), which requires healthcare organizations that perform services for patients for which the ultimate collection of all or a portion of the amounts billed or billable cannot be determined at the time services are rendered to present all bad debt expense associated with patient service revenue as an offset to the patient service revenue line item in the statement of operations. The ASU also requires qualitative disclosures about the Company’s policy for recognizing revenue and bad debt expense for patient service transactions and quantitative information about the effects of changes in the assessment of collectibility of patient service revenue. This ASU is effective for fiscal years beginning after December 15, 2011, and will be adopted by the Company in the first quarter of 2013. The Company is currently assessing the potential impact the adoption of this ASU will have on its consolidated results of operations and consolidated financial position.

NOTE B—NOTE RECEIVABLE

On November 13, 2010, the Company, through its subsidiary, Detroit Behavioral Institute, Inc., d/b/a Capstone Academy, a wholly owned subsidiary of the Company (“Capstone Academy”), purchased the rights under certain identified notes (the “Notes”) held by Bank of America and secured by the property leased by Capstone Academy for $1,250,000. The Notes were in default at the time of the purchase and the Company has initiated foreclosure proceedings in the courts. The Notes were purchased using cash flow from operations. The Company has recorded the value of the Notes in other receivables, current of $1,124,240, in the accompanying consolidated financial statements. The Company believes the value of the Notes are fully recoverable based on the current value of the property securing the Notes.

NOTE C—OTHER EXPENSE

During the current fiscal year, the Company identified a failure with respect to prior year Average Deferral Percentage (“ADP”) and Actual Contribution Percentage (“ACP”) testing in the 401(k) plan. The Company does not consider this to be a material operational failure and is correcting by filing under the IRS’ Employee Plans Compliance Resolution Program (Rev Proc 2008-50), with the assistance of counsel. During the fiscal year 2011, the Company determined that approximately $185,000 will be the non-voluntary contribution to the 401(k) plan required by the IRS in connection with this compliance failure and recorded this expense as other expense in the accompanying consolidated statements of income.

NOTE D—PROPERTY AND EQUIPMENT

Property and equipment is composed of the following:

	AS OF JUNE 30,
	2011	2010
Land	$69,259	$69,259
Buildings	1,136,963	1,136,963
Furniture and equipment	4,285,785	3,913,670
Motor vehicles	173,492	152,964
Leasehold improvements	5,020,183	4,332,770

	10,685,682	9,605,626
Less accumulated depreciation and amortization	5,972,550	5,078,250

Property and equipment, net	$4,713,132	$4,527,376

Total depreciation and amortization expenses related to property and equipment were $895,650 and $907,746 for the fiscal years ended June 30, 2011 and 2010, respectively.

NOTE E—GOODWILL AND OTHER INTANGIBLE ASSETS:

Goodwill and other intangible assets are initially created as a result of business combinations or acquisitions. Critical estimates and assumptions used in the initial valuation of goodwill and other intangible assets include, but are not limited to: (i) future expected cash flows from services to be provided, customer contracts and relationships, and (ii) the acquired market position. These estimates and assumptions may be incomplete or inaccurate because unanticipated events and circumstances may occur. If estimates and assumptions used to initially value goodwill and intangible assets prove to be inaccurate, ongoing reviews of the carrying values of such goodwill and intangible assets may indicate impairment which will require the Company to record an impairment charge in the period in which the Company identifies the impairment.

ASC 350, “Goodwill and Other Intangible Assets” requires, among other things, that companies not amortize goodwill, but instead test goodwill for impairment at least annually. In addition, ASC 350 requires that the Company identify reporting units for the purpose of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life.

The Company’s goodwill of $969,098 relating to the treatment services reporting unit of the Company was evaluated under ASC 350 as of June 30, 2011. As a result of the evaluation, the Company determined that no impairment exists related to the goodwill associated with the treatment services reporting unit. The Company will continue to test goodwill for impairment, at least annually, in accordance with the guidelines of ASC 350. There were no changes to the goodwill balance during fiscal 2011 or 2010.

NOTE F—OTHER ASSETS

Included in other assets are investments in unconsolidated subsidiaries. As of June 30, 2011, this includes the Company’s investment in Seven Hills Psych Center, LLC of $302,244 (this LLC holds the assets of the Seven Hills Hospital which is being leased by a subsidiary of the Company) and the Company’s investment in Behavioral Health Partners, LLC, of $687,972 (this LLC holds the assets of an out-patient clinic which is being leased by PHC of Nevada, Inc, the Company’s outpatient operations in Las Vegas, Nevada).

The following table lists amounts included in other assets, net of any accumulated amortization:

	AS OF JUNE 30,
DESCRIPTION	2011	2010
Software development & license fees	$790,225	$947,358
Investment in unconsolidated subsidiary	990,216	1,037,331
Deposits and other assets	188,221	200,060

Total	$1,968,662	$2,184,749

Total accumulated amortization of software license fees was $1,016,291 and $806,962 as of June 30, 2011 and 2010, respectively. Total amortization expense related to software license fees was $209,599 and $248,823 for the fiscal years ended June 30, 2011 and 2010, respectively.

The following is a summary of expected amortization expense of software licensure fees for the succeeding fiscal years and thereafter as of June 30, 2011:

YEAR ENDING JUNE 30,	AMOUNT
2012	$183,943
2013	172,389
2014	169,327
2015	48,274
2016	2,322
Thereafter	213,970

$790,225

NOTE G—NOTES PAYABLE AND LONG-TERM DEBT

Notes payable and long-term debt is summarized as follows:

	AS OF JUNE 30,
	2011	2010
Term mortgage note payable with monthly principal installments of $50,000 beginning July 1, 2007 increasing to $62,500 July 1, 2009 until the loan terminates. The note bears interest at prime (3.25% at June 30, 2011) plus 0.75% but not less than 6.25% and is collateralized by all of the assets of the Company and its material subsidiaries	$297,500	$935,000
Mortgage note due in monthly installments of $4,850 including interest at 9% through July 1, 2012, when the remaining principal balance is payable, collateralized by a first mortgage on the PHC of Virginia, Inc, Mount Regis Center facility	107,283	153,526

Total	404,783	1,088,526
Less current maturities	348,081	796,244

Long-term portion	$56,702	$292,282

Maturities of notes payable and long-term debt are as follows as of June 30, 2011:

YEAR ENDING JUNE 30,	AMOUNT
2012	$348,081
2013	56,702

$404,783

The Company’s amended revolving credit note allows the Company to borrow a maximum of $3,500,000. The outstanding balance on this note was $1,814,877 and $1,336,025 at June 30, 2011 and 2010, respectively. This agreement was amended on June 13, 2007 to modify the terms of the agreement. Advances are available based on a percentage of accounts receivable and the payment of principal is payable upon receipt of proceeds of the accounts receivable. Interest is payable monthly at prime (3.25% at June 30, 2011) plus 0.25%, but not less than 4.75%. The average interest rate paid during the fiscal year ended June 30, 2011 was 7.56%, which includes the amortization of deferred financing costs related to the initial financing. The amended term of the agreement is for two years, renewable for two additional one year terms. The Agreement was automatically renewed June 13, 2010 to effect the term through June 13, 2011. This agreement was not renewed. On July 1, 2011, in connection with the Company’s purchase of MeadowWood Behavioral Health (See Note P), all of the Company’s outstanding long-term debt and revolving credit facility were repaid. The revolving credit note is collateralized by substantially all of the assets of the Company’s subsidiaries and guaranteed by PHC.

As of June 30, 2011, the Company was in compliance with all of its financial covenants under the revolving line of credit note. These covenants include only a debt coverage ratio and a minimum EBITDA.

NOTE H—CAPITAL LEASE OBLIGATION

At June 30, 2011, the Company was obligated under various capital leases for equipment providing for aggregate monthly payments of approximately $7,157 and terms expiring through June 2014.

The carrying value of assets under capital leases included in property and equipment and other assets are as follows:

	JUNE 30,
	2011	2010
Equipment and software	$321,348	$338,936
Less accumulated amortization and depreciation	(183,627)	(153,774)

	$137,721	$185,162

Amortization and depreciation expense related to these assets for the years ended June 30, 2011 and 2010 was $45,906 and $48,977 respectively.

The remaining balance of the Company’s obligations under capital lease of $19,558 is due in fiscal 2012.

NOTE I—ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other long-term liabilities consist of the following:

	JUNE 30,
	2011	2010
Accrued contract expenses	$702,054	$503,636
Accrued legal and accounting	1,127,623	313,313
Accrued operating expenses	1,251,601	806,491

Total	3,081,278	1,623,440
Less long-term accrued expenses	843,296	582,953

Accrued expenses current	$2,237,982	$1,040,487

Other long-term liabilities includes the long-term portion of rent obligations associated with the Company’s leases at certain locations.

NOTE J—INCOME TAXES

The Company has the following deferred tax assets included in the accompanying balance sheets:

	YEARS ENDED JUNE 30,
	2011	2010
Deferred tax asset:
Stock based compensation	$37,800	$33,382
Allowance for doubtful accounts	1,918,939	1,140,871
Transaction costs	193,791	—
Depreciation	24,827	446,825
Difference between book and tax bases of intangible assets	391,325	855,786
Credits	—	210,186
Operating loss carryforward	—	99,068
Other	496	4,871

Gross deferred tax asset	$2,567,178	$2,790,989

Less valuation allowance	—	(150,103)

Net deferred tax asset	$2,567,178	$2,640,886

These amounts are shown on the accompanying consolidated balance sheets as follows:

	YEARS ENDED JUNE 30,
	2011	2010
Net deferred tax asset:
Current portion	$1,919,435	$1,145,742
Long-term portion	647,743	1,495,144

	$2,567,178	$2,640,886

As of June 30, 2011, the Company believes that all deferred tax assets are more likely than not to be realized.

The components of the income tax provision (benefit) for the years ended June 30, 2011 and 2010 are as follows:

	2011	2010
Current
Federal	$772,611	$313,232
State	561,617	607,775

	1,334,228	921,007

Deferred
Federal	(62,768)	330,222
State	136,476	(145,129)

	73,708	185,093

Income tax provision	$1,407,936	$1,106,100

A reconciliation of the federal statutory rate to the Company’s effective tax rate for the years ended June 30, 2011 and 2010 is as follows:

	2011	2010
Income tax provision at federal statutory rate	34.0%	34.0%
Increase (decrease) in tax resulting from:
State tax provision, net of federal benefit	23.16	11.77
Non-deductible expenses	1.93	3.65
Transaction costs	18.77	0.00
Change in valuation allowance	(7.55)	0.35
Prior year refunds	(0.62)	(8.49)
Other, net	1.11	2.49

Effective income tax rate	70.80%	43.77%

During fiscal 2011, the Company incurred approximately $1,607,700 of transaction costs associated with the MeadowWood acquisition and the Acadia merger (See Note P). The Company has disallowed these costs for tax purposes.

The Company adopted certain provisions of ASC 740 “Income Taxes” on July 1, 2007 as it relates to uncertain tax positions. As a result of the implementation of ASC 740, the Company recognized no material adjustment in the liability for unrecognized tax benefits.

The Company recognizes interest and penalties related to uncertain tax positions in general and administrative expense. As of June 30, 2011, the Company has not recorded any provisions for uncertain tax positions or for accrued interest and penalties related to uncertain tax positions.

Tax years 2006-2010 remain open to examination by the major taxing authorities to which the Company is subject.

NOTE K—COMMITMENTS AND CONTINGENT LIABILITIES

Operating leases:

The Company leases office and treatment facilities, furniture and equipment under operating leases expiring on various dates through June 2019. Rent expense for the years ended June 30, 2011 and 2010 was $3,449,016 and $3,650,278, respectively. Rent expense includes certain short-term rentals. Minimum future rental payments under non-cancelable operating leases, having remaining terms in excess of one year as of June 30, 2011 are as follows:

YEAR ENDING JUNE 30,	AMOUNT
2012	$3,480,838
2013	3,066,926
2014	2,831,549
2015	2,533,014
2016	2,379,368
Thereafter	5,279,168

$19,570,863

Litigation:

During the current fiscal year, the Michigan Court of Appeals upheld an appeal involving the company and a terminated employee requiring the Company to pay $446,320, which included accrued interest, to the terminated employee to satisfy this judgment. This amount is shown as a legal settlement expense in the accompanying statements of income for the year ended June 30, 2011.

On June 2, 2011, a putative stockholder class action lawsuit was filed in Massachusetts state court, MAZ Partners LP v. Bruce A. Shear, et al., C.A. No. 11-1041, against the Company, the members of the Company’s board of directors, and Acadia Healthcare Company, Inc. The MAZ Partners complaint asserts that the members of the Company’s board of directors breached their fiduciary duties by causing the Company to enter into the merger agreement and further asserts that Acadia aided and abetted those alleged breaches of fiduciary duty. Specifically, the MAZ Partners complaint alleged that the process by which the merger agreement was entered into was unfair and that the agreement itself is unfair in that, according to the plaintiff, the compensation to be paid to the Company’s Class A shareholders is inadequate, particularly in light of the proposed cash payment to be paid to Class B shareholders and the anticipated pre-closing payment of a dividend to Arcadia shareholders and the anticipated level of debt to be held by the merged entity. The complaint sought, among other relief, an order enjoining the consummation of the merger and rescinding the merger agreement.

On June 13, 2011, a second lawsuit was filed in federal district court in Massachusetts, Blakeslee v. PHC, Inc., et al., No. 11-cv-11049, making essentially the same allegations against the same defendants. On June 21, 2011, the Company removed the MAZ Partners case to federal court (11-cv-11099). On July 7, 2011, the parties to the MAZ Partners case moved to consolidate that action with the Blakeslee case and asked the court to approve a schedule for discovery and a potential hearing on plaintiff’s motion for a preliminary injunction.

On August 11, 2011, the plaintiffs in the MAZ Partners case filed an amended class action complaint. Like the original complaint, the amended complaint asserts claims of breach of fiduciary duty against the Company, members of the Company’s board of directors, and claims of aiding and abetting those alleged breaches of fiduciary duty against Acadia. The amended complaint alleges that both the merger process and the provisions of the merger are unfair, that the directors and executive officers of the Company have conflicts of interests with regard to the merger, that the dividend to be paid to Acadia shareholders is inappropriate, that a special committee or independent director should have been appointed to represent the interest of the Class A shareholders, that the merger consideration is grossly inadequate and the exchange ratio is unfair, and that the preliminary proxy filed by the Company contains material misstatements and omissions. The amended complaint also seeks, among other things, an order enjoining the consummation of the merger and rescinding the merger agreement.

PHC and Acadia believe the claims are without merit and intend to defend against them vigorously. PHC and Acadia have recently filed motions to dismiss in each case. Regardless of the disposition of the motions to dismiss, PHC and Acadia do not anticipate the outcome to have a material impact on the progress of the merger.

Additionally, the Company is subject to various claims and legal action that arise in the ordinary course of business. In the opinion of management, the Company is not currently a party to any proceeding that would have a material adverse effect on its financial condition or results of operations.

NOTE L—STOCKHOLDERS’ EQUITY AND STOCK PLANS

Preferred Stock

The Board of Directors is authorized, without further action of the shareholders, to issue up to 1,000,000 shares in one or more classes or series and to determine, with respect to any series so established, the preferences, voting powers, qualifications and special or relative rights of the established class or series, which rights may be in preference to the rights of common stock. No shares of the Company’s preferred stock are currently issued.

Common Stock

The Company has authorized two classes of common stock, the Class A Common Stock and the Class B Common Stock. Subject to preferential rights in favor of the holders of the Preferred Stock, the holders of the common stock are entitled to dividends when, as and if declared by the Company’s Board of Directors. Holders of the Class A Common Stock and the Class B Common Stock are entitled to share equally in such dividends, except that stock dividends (which shall be at the same rate) shall be payable only in Class A Common Stock to holders of Class A Common Stock and only in Class B Common Stock to holders of Class B Common Stock.

Class A Common Stock

The Class A Common Stock is entitled to one vote per share with respect to all matters on which shareholders are entitled to vote, except as otherwise required by law and except that the holders of the Class A Common Stock are entitled to elect two members to the Company’s Board of Directors.

The Class A Common Stock is non-redeemable and non-convertible and has no pre-emptive rights.

All of the outstanding shares of Class A Common Stock are fully paid and nonassessable.

Class B Common Stock

The Class B Common Stock is entitled to five votes per share with respect to all matters on which shareholders are entitled to vote, except as otherwise required by law and except that the holders of the Class A Common Stock are entitled to elect two members to the Company’s Board of Directors. The holders of the Class B Common Stock are entitled to elect all of the remaining members of the Board of Directors.

The Class B Common Stock is non-redeemable and has no pre-emptive rights.

Each share of Class B Common Stock is convertible, at the option of its holder, into a share of Class A Common Stock. In addition, each share of Class B Common Stock is automatically convertible into one fully-paid and non-assessable share of Class A Common Stock (i) upon its sale, gift or transfer to a person who is not an affiliate of the initial holder thereof or (ii) if transferred to such an affiliate, upon its subsequent sale, gift or other transfer to a person who is not an affiliate of the initial holder. Shares of Class B Common Stock that are converted into Class A Common Stock will be retired and cancelled and shall not be reissued.

All of the outstanding shares of Class B Common Stock are fully paid and nonassessable.

Stock Plans

The Company has three active stock plans: a stock option plan, an employee stock purchase plan and a non-employee directors’ stock option plan, and three expired plans, the 1993 Employee and Directors Stock Option plan, the 1995 Non-employee Directors’ stock option plan and the 1995 Employee Stock Purchase Plan.

The stock option plan, dated December 2003 and expiring in December 2013, as amended in October 2007, provides for the issuance of a maximum of 1,900,000 shares of Class A Common Stock of the Company pursuant to the grant of incentive stock options to employees or nonqualified stock options to employees, directors, consultants and others whose efforts are important to the success of the Company. Subject to the provisions of this plan, the compensation committee of the Board of Directors has the authority to select the optionees and determine the terms of the options including: (i) the number of shares, (ii) option exercise terms, (iii) the exercise or purchase price (which in the case of an incentive stock option will not be less than the market price of the Class A Common Stock as of the date of grant), (iv) type and duration of transfer or other restrictions and (v) the time and form of payment for restricted stock upon exercise of options. As of June 30, 2011, 1,714,500 options were granted under this plan, of which 754,563 expired leaving 940,063 options available for grant under this plan.

On October 18, 1995, the Board of Directors voted to provide employees who work in excess of 20 hours per week and more than five months per year rights to elect to participate in an Employee Stock Purchase Plan (the “Plan”), which became effective February 1, 1996. The price per share shall be the lesser of 85% of the average of the bid and ask price on the first day of the plan period or the last day of the plan period to encourage stock ownership by all eligible employees. The plan was amended on December 19, 2001 and December 19, 2002 to allow for a total of 500,000 shares of Class A Common Stock to be issued under the plan. Before its expiration on October 18, 2005, 157,034 shares were issued under the plan. On January 31, 2006 the stockholders approved a replacement Employee Stock Purchase Plan to replace the 1995 plan. A maximum of 500,000 shares may be issued under the January 2006 plan (the “2006 Plan”). The new plan is identical to the old plan and expires on January 31, 2016. As of June 30, 2011, 71,936 shares have been issued under this plan. During fiscal 2008, the Board of Directors authorized a new offering for a six month contribution term instead of the former one year term. At June 30, 2011, there were 428,064 shares available for issue under the 2006 Plan.

The non-employee directors’ stock option plan provides for the grant of non-statutory stock options automatically at the time of each annual meeting of the Board. Under this plan, a maximum of 950,000 shares may be issued. Each outside director is granted an option to purchase 20,000 shares of Class A Common Stock annually at fair market value on the date of grant, vesting 25% immediately and 25% on each of the first three anniversaries of the grant and expiring ten years from the grant date. As of June 30, 2011, a total of 420,000 options were issued under the plan and there were 530,000 options available for grant under this plan.

The Company had the following activity in its stock option plans for fiscal 2011 and 2010:

	NUMBER OF SHARES	WEIGHTED-AVERAGE
		EXERCISE PRICE	REMAINING CONTRACTUAL TERM	AGGREGATE INTRINSIC VALUE
Outstanding balance—June 30, 2009	1,544,250	$1.98
Granted	235,000	1.09
Exercised	(2,000)	0.81		$680

Expired	(218,750)	1.70

Outstanding balance—June 30, 2010	1,558,500	1.89
Granted	112,000	1.65
Exercised	(95,000)	1.09		$98,560

Expired	(288,250)	2.32

Outstanding balance—June 30, 2011	1,287,250	1.83	3.83 years	$1,887,125

Exercisable at June 30, 2011	1,034,186	1.96	3.29 years	$1,388,225

Exercisable at June 30, 2010	1,189,372	$2.01	3.02 years	$58,773

In addition to the outstanding options under the Company’s stock plans, the Company has the following warrants outstanding at June 30, 2011:

DATE OF ISSUANCE	DESCRIPTION	NUMBER OF SHARES	EXERCISE PRICE PER SHARE	EXPIRATION DATE
06/13/2007	Warrants issued in conjunction with long-term debt transaction, $456,880 recorded as deferred financing costs	250,000	$3.09	June 2017
09/01/2007	Warrants issued for consulting services $7,400 charged to professional fees	6,000	$3.50	Sept 2012
10/01/2007	Warrants issued for consulting services $6,268 charged to professional fees	6,000	$3.50	Oct 2012
11/01/2007	Warrants issued for consulting services $6,013 charged to professional fees	6,000	$3.50	Nov 2012
12/01/2007	Warrants issued for consulting services $6,216 charged to professional fees	6,000	$3.50	Dec 2012
01/01/2008	Warrants issued for consulting services $7,048 charged to professional fees	6,000	$3.50	Jan 2013
02/01/2008	Warrants issued for consulting services $5,222 charged to professional fees	6,000	$3.50	Feb 2013
03/01/2008	Warrants issued for consulting services $6,216 charged to professional fees	6,000	$3.50	Mar 2013
04/01/2008	Warrants issued for consulting services $5,931 charged to professional fees	6,000	$3.50	Apr 2013
05/01/2008	Warrants issued for consulting services $6,420 charged to professional fees	6,000	$3.50	May 2013
06/01/2008	Warrants issued for consulting services $6,215 charged to professional fees	6,000	$3.50	June 2013
07/01/2008	Warrants issued for consulting services $5,458 charged to professional fees	6,000	$3.50	Jul 2013
08/01/2008	Warrants issued for consulting services $4,914 charged to professional fees	6,000	$3.50	Aug 2013
09/01/2008	Warrants issued for consulting services $5,776 charged to professional fees	6,000	$3.50	Sep 2013
10/01/2008	Warrants issued for consulting services $2,603 charged to professional fees	3,000	$3.50	Oct 2013
11/01/2008	Warrants issued for consulting services $1,772 charged to professional fees	3,000	$3.50	Nov 2013
12/01/2008	Warrants issued for consulting services $780 charged to professional fees	3,000	$3.50	Dec 2013
01/01/2009	Warrants issued for consulting services $725 charged to professional fees	3,000	$3.50	Jan 2014
02/01/2009	Warrants issued for consulting services $639 charged to professional fees	3,000	$3.50	Feb 2014
08/16/2010	Warrants issued for consulting services $11,626 charged to professional fees	20,000	$1.24	Aug 2013

The Company had the following warrant activity during fiscal 2011 and 2010:

Outstanding balance—June 30, 2009	343,000
Warrants issued	—
Exercised	—
Expired	—

Outstanding balance—June 30, 2010	343,000
Warrants issued	20,000
Exercised	—
Expired	—

Outstanding balance—June 30, 2011	363,000

During fiscal 2011, the Company issued warrants to purchase 20,000 shares of Class A common stock as part of a consulting agreement for marketing services. The fair value of these warrants of $11,626 was recorded as professional fees when each warrant was issued as reflected in the table above. No warrants were issued in fiscal 2010.

During the fiscal year ended June 30, 2011, the Company acquired 173,495 shares of Class A common stock for $215,327 under Board approved plans.

NOTE M—BUSINESS SEGMENT INFORMATION

	BEHAVIORAL HEALTH TREATMENT SERVICES	CONTRACT SERVICES	ADMINISTRATIVE SERVICES	ELIMINATIONS	TOTAL
For the year ended June 30, 2011
Revenues—external customers	$57,495,735	$4,512,144	$—	$—	$62,007,879
Revenues—intersegment	4,175,005	—	5,193,356	(9,368,361)	—
Segment net income (loss)	7,392,658	915,754	(7,728,407)	—	580,005
Total assets	19,523,739	1,250,903	7,507,348	—	28,281,990
Capital expenditures	852,359	215,089	14,362	—	1,081,810
Depreciation & amortization	856,220	92,615	156,413	—	1,105,248
Goodwill	969,098	—	—	—	969,098
Interest expense	155,926	—	154,747	—	310,673
Net income (loss) from equity method investments	7,340	—	18,524	—	25,864
Equity from equity method investments	72,980	—	—	—	72,980
Income tax expense	—	—	1,407,936	—	1,407,936

	BEHAVIORAL HEALTH TREATMENT SERVICES	CONTRACT SERVICES	ADMINISTRATIVE SERVICES	ELIMINATIONS	TOTAL
For the year ended June 30, 2010
Revenues—external customers	$49,647,395	$3,429,831	$—	$—	$53,077,226
Revenues—intersegment	4,002,558	—	4,999,992	(9,002,550)	—
Segment net income (loss)	6,607,215	465,297	(5,652,850)	—	1,419,662
Total assets	16,214,982	630,558	8,804,430	—	25,649,970
Capital expenditures	630,867	19,128	101,848	—	751,843
Depreciation & amortization	827,811	79,835	248,923	—	1,156,569
Goodwill	969,098	—	—	—	969,098
Interest expense	161,065	—	165,517	—	326,582
Net income (loss) from equity method investments	4,484	—	13,078	—	17,562
Equity from equity method investments	33,528	—	—	—	33,528
Income tax expense	—	—	1,106,100	—	1,106,100

All revenues from contract services provided for the treatment services segment and treatment services provided to other facilities included in the treatment services segment are eliminated in the consolidation and shown on the table above under the heading “Revenues intersegment”.

NOTE N—QUARTERLY INFORMATION (Unaudited)

The following presents selected quarterly financial data for each of the quarters in the years ended June 30, 2011 and 2010.

2011	1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER
Revenue	$15,071,420	$14,631,938	$15,455,635	$16,848,886
Income (loss) from operations	1,236,392	728,522	529,882	(398,473)
Provision for income taxes	557,027	251,270	299,266	300,373
Net income (loss) available to common shareholders	678,615	502,986	64,525	(666,121)*

Basic net income per common share	$0.03	$0.03	—	$(0.03)

Basic weighted average number of shares outstanding	19,532,095	19,462,818	19,500,873	19,524,104

Fully diluted net income per common share	$0.03	$0.03	—	$(0.03)

Fully diluted weighted average number of shares outstanding	19,603,138	19,593,689	19,872,067	19,524,104

*	During the quarter ended June 30, 2011, the Company incurred approximately $1,607,700 of transaction costs associated with the MeadowWood acquisition and Acadia merger (See Note P).

2010	1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER
Revenue	$12,647,428	$12,864,563	$13,532,174	$14,033,061
Income from operations	355,898	513,705	781,440	921,704
Provision for income taxes	133,431	248,619	289,031	435,019
Net income available to common shareholders	223,604	288,239	469,172	438,647

Basic net income per common share	0.01	0.01	0.02	0.02

Basic weighted average number of shares outstanding	19,997,549	19,800,509	19,762,241	19,692,391

Fully diluted net income per common share	0.01	0.01	0.02	0.02

Fully diluted weighted average number of shares outstanding	20,141,989	19,855,419	19,861,449	19,766,855

NOTE O—EMPLOYEE RETIREMENT PLAN

The PHC 401 (k) RETIREMENT SAVINGS PLAN (the “401(k) Plan”) is a qualified defined contribution plan in accordance with Section 401(k) of the Internal Revenue Code (the “code”). All eligible employees over the age of 21 may begin contributing on the first day of the month following their completion of two full months of employment or any time thereafter. Eligible employees can make pretax contributions up to the maximum allowable by Code Section 401(k). The Company may make matching contributions equal to a discretionary percentage of the employee’s salary reductions, to be determined by the Company. During the years ended June 30, 2011 and 2010 the Company made no matching contributions.

NOTE P—SUBSEQUENT EVENTS

MeadowWood Acquisition

On July 1, 2011, the Company completed the acquisition of MeadowWood Behavioral Health, a behavioral health facility located in New Castle, Delaware (“MeadowWood”) from Universal Health Services, Inc. (the “Seller”) pursuant to the terms of an Asset Purchase Agreement, dated as of March 15, 2011, between the Company and the Seller (the “Purchase Agreement”). In accordance with the Purchase Agreement, PHC MeadowWood, Inc., a Delaware corporation and subsidiary of the Company (“PHC MeadowWood”) acquired substantially all of the operating assets (other than cash) and assumed certain liabilities associated with MeadowWood. The purchase price was $21,500,000, and is subject to a working capital adjustment. At closing, PHC MeadowWood hired Seller’s employees currently employed at MeadowWood and assumed certain obligations with respect to those transferred employees. Also at closing, PHC MeadowWood and the Seller entered into a transition services agreement to facilitate the transition of the business.

The assets acquired and liabilities assumed will be recorded based on their relative fair values as of the closing date of the MeadowWood acquisition. The estimated purchase price and fair values of assets acquired and liabilities assumed are as follows:

Calculation of purchase price:

Cash purchase price (subject to adjustment)	$21,500,000

Accounts Receivables (net)	$1,796,781
Prepaid expenses and other current assets	97,134
Land	1,420,000
Building and Improvements	7,700,300
Furniture and Equipment	553,763
Licenses	700,000
Goodwill	9,541,046
Accounts Payable	(157,484)
Accrued expenses and other current liabilities	(151,540)

$21,500,000

The fair values of assets acquired and liabilities assumed are based on management’s best preliminary estimates. The actual fair values of assets acquired and liabilities assumed may differ from those reflected.

The following presents the pro forma net income and net income per common share for the years ended June 30, 2011 and 2010 of the Company’s acquisition of MeadowWood assuming the acquisition occurred as of July 1, 2009.

	YEAR ENDED JUNE 30, (UNAUDITED)
	2011	2010
Revenues	$76,621,243	$66,820,062

Net income	$1,019,112	$2,104,228

Net income per common share	$0.05	$0.11

Fully diluted weighted average shares outstanding	19,787,461	19,914,954

This unaudited pro forma condensed combined financial information is not necessarily indicative of the results of operations that would have been achieved had the acquisition actually taken place at the dates indicated and do not purport to be indicative of future position or operating results.

Also on July 1, 2011 (the “Closing Date”), and concurrently with the closing under the Purchase Agreement, the Company and its subsidiaries entered into a Credit Agreement with the lenders party thereto (the “Lenders”), Jefferies Finance LLC, as administrative agent, arranger, book manager, collateral agent, and documentation agent for the Lenders, and as syndication agent and swingline lender, and Jefferies Group, Inc., as issuing bank (the “Credit Agreement”). The terms of the Credit Agreement provide for (i) a $23,500,000 senior secured term loan facility (the “Term Loan Facility”) and (ii) up to $3,000,000 senior secured revolving credit facility (the “Revolving Credit Facility”), both of which were fully borrowed on the Closing Date in order to finance the MeadowWood purchase, to pay off the Company’s existing loan facility with CapitalSource Finance LLC, for miscellaneous costs, fees and expenses related to the Credit Agreement and the MeadowWood purchase, and for general working capital purposes.

The Term Loan Facility and Revolving Credit Facility mature on July 1, 2014, and 0.25% of the principal amount of the Term Loan Facility will be required to be repaid each quarter during the term. The Company’s current and future subsidiaries are required to jointly and severally guarantee the Company’s obligations under the Credit Agreement, and the Company and its subsidiaries’ obligations under the Credit Agreement are secured by substantially all of their assets.

Acadia Merger

In addition, on May 23, 2011, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Acadia Healthcare Company, Inc., a Delaware corporation (“Acadia”), and Acadia Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of Acadia (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, the Company will merge with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Merger”). Upon the completion of the Merger, Acadia stockholders will own approximately 77.5% of the combined company and PHC’s stockholders will own approximately 22.5% of the combined company. The Merger is intended to qualify for federal income tax purposes as a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended. Acadia operates a network of 19 behavioral health facilities with more than 1,700 beds in 13 states. (For additional information regarding this transaction, please see our report on Form 8-K, filed with the Securities and Exchange Commission on May 25, 2011 and our preliminary proxy statement filed with the Securities and Exchange Commission on July 13, 2011).

Subsequent to year end, in connection with the proposed transaction, Acadia filed with the SEC a registration statement that containing the proxy statement concurrently filed by PHC which will constitute an Acadia prospectus.

REPORT OF INDEPENDENT AUDITORS

The Parent of HHC Delaware, Inc.

We have audited the accompanying consolidated balance sheets of HHC Delaware, Inc. and Subsidiary (the Company) as of December 31, 2010 and December 31, 2009 (Predecessor), and the related consolidated statements of operations, invested equity (deficit), and cash flows for the period from November 16, 2010 to December 31, 2010 and for the period from January 1, 2010 to November 15, 2010 and the year ended December 31, 2009 (Predecessor periods). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HHC Delaware, Inc. and Subsidiary at December 31, 2010 and December 31, 2009 (Predecessor), and the consolidated results of operations and cash flows for the period from November 16, 2010 to December 31, 2010 and for the period from January 1, 2010 to November 15, 2010 and the year ended December 31, 2009 (Predecessor periods) in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Nashville, Tennessee

June 24, 2011, except for Note 8 as to which the date is August 18, 2011

HHC DELAWARE, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

		PREDECESSOR
	DECEMBER 31, 2010	DECEMBER 31, 2009	JUNE 30, 2011
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$197,197	$240,642	$32,271
Accounts receivable, less allowance for doubtful accounts of $1,137,478 , $1,459,521 and $1,406,143 (unaudited), respectively	1,371,276	1,835,603	1,481,772
Third party settlements	505,988	795,151	315,009
Deferred tax assets	558,057	655,445	642,587
Other current assets	144,579	149,407	97,135

Total current assets	2,777,097	3,676,248	2,568,774
Property and equipment:
Land	1,240,291	1,110,311	1,240,291
Buildings and improvements	6,899,017	6,253,181	7,104,910
Equipment	635,229	471,149	692,158
Construction in progress	248,507	237,316	147,528
Less accumulated depreciation	(903,869)	(595,965)	(1,077,096)

	8,119,175	7,475,992	8,107,791
Goodwill	18,629,020	11,221,124	18,677,584
Other assets	141,413	297,120	—

Total assets	$29,666,705	$22,670,484	$29,354,149

LIABILITIES AND INVESTED EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$298,354	$286,813	$157,484
Salaries and benefits payable	398,571	360,090	634,970
Income taxes payable	193,975	45,357	419,915
Other accrued liabilities	81,050	47,442	36,570
Current portion of long-term debt	140,153	114,614	52,163

Total current liabilities	1,112,103	854,316	1,301,102
Long-term debt, less current portion	6,648,128	6,706,683	53,283
Deferred tax liability	902,248	712,055	953,476
Due to Parent	21,028,879	14,277,002	26,789,900

Total liabilities	29,691,358	22,550,056	29,097,761
Invested equity (deficit):
Net investment by Parent	(24,653)	120,428	256,388

Total liabilities and invested equity (deficit)	$29,666,705	$22,670,484	$29,354,149

HHC DELAWARE, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

AND CHANGES IN INVESTED EQUITY (DEFICIT)

		PREDECESSOR			PREDECESSOR
	NOVEMBER 16, 2010 THROUGH DECEMBER 31, 2010	JANUARY 1, 2010 THROUGH NOVEMBER 15, 2010	YEAR ENDED DECEMBER 31, 2009	SIX MONTHS ENDED JUNE 30, 2011	SIX MONTHS ENDED JUNE 30, 2010
				(UNAUDITED)
Revenue	$1,585,216	$12,715,648	$13,831,469	$7,540,989	$7,228,489
Operating expenses:
Salaries, wages and employee benefits	1,074,916	7,775,193	8,359,494	4,746,244	4,420,813
Professional fees	121,295	770,315	914,722	454,048	433,722
Supplies	102,673	793,846	800,749	469,425	450,421
Rentals and leases	1,545	19,145	36,439	19,103	10,296
Other operating expenses	96,521	703,815	809,517	410,478	355,393
Provision for doubtful accounts	75,483	436,249	483,388	339,449	234,435
Depreciation and amortization	39,849	268,232	292,689	178,806	152,244
Management fees allocated by the Parent	47,556	382,427	464,429	226,230	221,538
Interest expense	66,579	456,509	533,391	223,546	261,400

Total operating expenses	1,626,417	11,605,731	12,694,818	7,067,309	6,540,262

Income (loss) before income taxes	(41,201)	1,109,917	1,136,651	473,680	688,227
Provision (benefit) for income taxes	(16,548)	452,747	462,058	192,639	280,730

Net income (loss)	(24,653)	657,170	674,593	281,041	407,497
Invested equity (deficit):
Beginning of period	777,598	120,428	(554,165)	(24,653)	120,428
Elimination of predecessor invested equity	(777,598)	—	—	—	—

End of period	$(24,653)	$777,598	$120,428	$256,388	$527,925

HHC DELAWARE, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

		PREDECESSOR			PREDECESSOR
	NOVEMBER 16, 2010 THROUGH DECEMBER 31, 2010	JANUARY 1, 2010 THROUGH NOVEMBER 15, 2010	YEAR ENDED DECEMBER 31, 2009	SIX MONTHS ENDED JUNE 30, 2011	SIX MONTHS ENDED JUNE 30, 2010
				(Unaudited)
Operating activities:
Net income (loss)	$(24,653)	$657,170	$674,593	$281,041	$407,497
Adjustments to reconcile net income (loss) to net cash provided by continuing operating activities:
Depreciation and amortization	39,849	268,232	292,689	178,806	152,244
Provision for bad debts	75,483	436,249	483,388	339,449	234,435
Deferred income taxes	(131,664)	419,245	416,701	(33,302)	192,763
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	273,343	(320,748)	(460,881)	(449,945)	(263,246)
Third party settlements	(22,650)	311,813	(416,735)	190,979	347,419
Prepaid expenses and other current assets	35,402	(30,574)	(35,513)	47,444	47,950
Other assets	(13,185)	168,892	50,807	141,413	63,617
Accounts payable and accrued expenses	230,408	(218,867)	206,737	(140,870)	(187,760)
Income taxes payable	115,116	33,502	45,357	225,940	87,967
Salaries and benefits payable	(237,420)	275,901	(227,230)	236,399	271,923
Other current liabilities	43,363	(9,755)	(76,627)	(44,480)	(6,905)

Net cash provided by (used in) operating activities	383,392	1,991,060	953,286	972,874	1,347,904
Investing activities:
Capital purchases of leasehold improvements and equipment	(310,380)	(564,760)	(374,729)	(167,422)	(382,472)

Net cash used in investing activities	(310,380)	(564,760)	(374,729)	(167,422)	(382,472)
Financing activities:
Principal payments on long-term debt, including capital leases	(10,519)	(98,621)	(84,674)	(59,678)	(53,044)
Advances from (transfers to) Parent, net	6,098	(1,439,715)	(435,589)	(910,700)	(916,336)

Net cash provided by (used in) financing activities	(4,421)	(1,538,336)	(520,263)	(970,378)	(969,380)

Net (decrease) increase in cash	68,591	(112,036)	58,294	(164,926)	(3,948)
Cash and cash equivalents at beginning of period	128,606	240,642	182,348	197,197	240,642

Cash and cash equivalents at end of period	$197,197	$128,606	$240,642	$32,271	$236,694

Significant non-cash transaction:
Payoff of mortgage loan by Parent	$—	$—	$—	$6,623,158	$—

Cash paid for interest	$47,153	$476,407	$533,873	$210,319	$244,840

HHC DELAWARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

1. Summary of Significant Accounting Policies

Description of Business

HHC Delaware, Inc. (“MeadowWood”) is a wholly owned subsidiary of Universal Health Services, Inc. (“UHS”) and operates a behavioral health care facility known as MeadowWood Behavioral Health System located at 575 South DuPont Highway, New Castle, Delaware. HHC Delaware, Inc. is the sole member of Delaware Investment Associates, LLC (“MeadowWood Real Estate”), which owns the real estate located at 575 South DuPont Highway, New Castle, Delaware. Collectively, MeadowWood and MeadowWood Real Estate are hereinafter referred to as the Company. On November 15, 2010, UHS completed the acquisition of Psychiatric Solutions, Inc. (“PSI”), the previous owner of the Company. References herein to the Parent refer to PSI for periods prior to the acquisition by UHS and refer to UHS for all post-acquisition periods.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. All significant intercompany balances and transactions have been eliminated in the consolidation of the Company.

Patient Service Revenue

Patient service revenue is recorded on the accrual basis in the period in which services are provided, at established billing rates less contractual adjustments. Contractual adjustments are recorded to state patient service revenue at the amount expected to be collected for the services provided based on amounts reimbursable by Medicare or Medicaid under provisions of cost or prospective reimbursement formulas or amounts due from other third-party payors at contractually determined rates. Approximately 30%, 27% and 19% of revenue for the period November 16, 2010 through December 31, 2010, and the predecessor periods of January 1, 2010 through November 15, 2010 and the year ended December 31, 2009, respectively, was obtained from providing services to patients participating in the Medicaid program. Approximately 41%, 40% and 44% of revenue for the period November 16, 2010 through December 31, 2010, and the predecessor periods of January 1, 2010 through November 15, 2010 and the year ended December 31, 2009, respectively, was obtained from providing services to patients participating in the Medicare program.

Settlements under cost reimbursement agreements with third-party payors are estimated and recorded in the period in which the related services are rendered and are adjusted in future periods as final settlements are determined. Final determination of amounts earned under the Medicare and Medicaid programs often occur in subsequent years because of audits by such programs, rights of appeal and the application of numerous technical provisions.

The Company provides care without charge to patients who are financially unable to pay for the health care services they receive. Because the Company does not pursue collection of amounts determined to qualify as charity care, these amounts are not reported as revenue. Charity care totaled $55,415, $194,121, and $177,570 for the period ended November 16, 2010 through December 31, 2010 and the predecessor periods January 1, 2010 through November 15, 2010 and the year ended December 31, 2009, respectively.

Cash and Cash Equivalents

The Parent established, for the Company, zero balancing depository, payables and payroll bank accounts which are swept or funded by the Parent. The Hospital’s consolidated financial statement balance for these bank accounts generally represents deposits not yet swept to the Parent. See Note 2.

HHC DELAWARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounts Receivable

Accounts receivable is comprised of patient service revenue and is recorded net of allowances for contractual discounts and estimated doubtful accounts. Such amounts are owed by various governmental agencies, insurance companies and private patients. Medicare comprised approximately 20% and 19% of accounts receivable at December 31, 2010 and 2009 (Predecessor), respectively. Medicaid comprised approximately 19% and 18% of accounts receivable at December 31, 2010 and 2009 (Predecessor), respectively. Concentration of credit risk from other payors is reduced by the large number of patients and payors.

Allowance for Doubtful Accounts

The ability to collect outstanding patient receivables from third party payors is critical to operating performance and cash flows. The primary collection risk with regard to patient receivables relates to uninsured patient accounts or patient accounts for which primary insurance has paid, but the portion owed by the patient remains outstanding. The Company estimates the allowance for doubtful accounts primarily based upon the age of the accounts since the patient discharge date. The Company continually monitors our accounts receivable balances and utilizes cash collection data to support our estimates of the provision for doubtful accounts. Significant changes in payor mix or business office operations could have a significant impact on our results of operations and cash flows.

Allowances for Contractual Discounts

The Medicare and Medicaid regulations are complex and various managed care contracts may include multiple reimbursement mechanisms for different types of services provided and cost settlement provisions requiring complex calculations and assumptions subject to interpretation. The Company estimates the allowance for contractual discounts on a payor-specific basis given our interpretation of the applicable regulations or contract terms. The services authorized and provided and related reimbursement are often subject to interpretation that could result in payments that differ from the Company’s estimates. Additionally, updated regulations and contract renegotiations occur frequently necessitating continual review and assessment of the estimation process by the Company’s management.

Income Taxes

The Company is included in the consolidated return of UHS and, through an agreement with the Parent, account for their share of the consolidated tax obligations using an “as if separate return” methodology. In that regard, the Company accounts for income taxes under the asset and liability method in accordance with FASB authoritative guidance regarding accounting for income taxes and its related uncertainty. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply when the temporary differences are expected to reverse. The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income to determine whether a valuation allowance should be established.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the useful lives of the assets, which range from 25 to 40 years for buildings and improvements and 2 to 7 years for equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful lives of the assets. Depreciation expense was $39,849, $268,232 and $292,689 for the period November 16, 2010 through December 31, 2010, the predecessor periods January 1, 2010 through November 15, 2010 and the year ended December 31, 2009, respectively. Depreciation expense includes the amortization of assets recorded under capital leases.

Other Assets

Other assets represent cash placed in escrow for the payment of property taxes as such amounts become due.

Costs in Excess of Net Assets Acquired (Goodwill)

The Company accounts for goodwill in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations, and ASC 350, Goodwill and Other Intangible Assets. Goodwill is reviewed at least annually for

HHC DELAWARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

impairment. Potential impairment exists if the Company’s carrying value exceeds its fair value. If the Company identifies a potential impairment of goodwill, the implied fair value of goodwill is determined. If the carrying value of goodwill exceeds its implied fair value, an impairment loss is recorded. The Company noted no goodwill impairment for any periods presented in the accompanying consolidated financial statements.

During 2010, goodwill increased by approximately $7.4 million as a result of the acquisition of PSI (including the Company) by UHS effective November 15, 2010.

2. Due to Parent

Cash Management

Due to Parent balances represent the initial capitalization of the Company as well as the excess of funds transferred to or paid on behalf of the Company over funds transferred to the centralized cash management account of the Parent. Generally, this balance is increased by automatic transfers from the account to reimburse the Company’s bank accounts for operating expenses and to pay the Company’s debt, completed construction project additions, fees and services provided by the Parent, including information systems services and other operating expenses such as payroll, insurance, and income taxes. Generally, this balance is decreased through daily cash deposits by the Company to the centralized cash management account of the Parent. The following paragraphs more fully describe the methodology of allocating costs to the Company.

Management Fees

The Parent allocates its corporate office expenses (excluding interest, depreciation, taxes, and amortization) to its owned and leased facilities (including the Company) as management fees. These management fees are allocated based upon the proportion of an individual facility’s total expenses to the total expenses of all owned and leased facilities in the aggregate. Management fees allocated to the Company for the period from November 16, 2010 to December 31, 2010, the predecessor periods from January 1, 2010 to November 15, 2010, and for the year ended December 31, 2009, were $47,556, $382,427, and $464,429, respectively. Although management considers the allocation method to be reasonable, due to the relationship between the Company and its Parent, the terms of the allocation may not necessarily be indicative of that which would have resulted had the Company been an unrelated entity.

Information Technology Costs

Costs of information technology related to certain standard Parent sponsored information technology platforms are included in the management fee allocation.

General and Professional Liability Risks

The costs of general and professional liability coverage are allocated by the Parent’s wholly-owned captive insurance subsidiary to the Company based on a percentage of revenue adjusted by a factor which considers the type of entity as well as historical loss experience. The general and professional liability expense allocated to the Company was $20,380, $136,587, and $146,614 for the period November 16, 2010 through December 31, 2010, and the predecessor periods January 1, 2010 through November 15, 2010 and the year ended December 31, 2009, respectively.

Workers’ Compensation Risks

The Parent, on behalf of its affiliates, carries workers’ compensation insurance from an unrelated commercial insurance carrier. The Parent’s workers’ compensation program is fully insured with a $500,000 deductible per accident. The cost of this program is allocated to all covered affiliates based on a percentage of anticipated payroll costs as adjusted for the state in which the affiliate is located. Such costs allocated to the Company totaled $15,378, $108,308 and $105,557 for the period November 16, 2010 through December 31, 2010, and the predecessor periods January 1, 2010 through November 15, 2010 and the year ended December 31, 2009, respectively.

HHC DELAWARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Commitments and Contingencies

The Company is subject to various claims and legal actions which arise in the ordinary course of business. The Parent assumes the responsibility for all general and professional liability claims incurred and maintains the related liabilities; accordingly, no liability for general and professional claims is recorded on the accompanying consolidated balance sheet. The Company believes that the ultimate resolution of such matters will be adequately covered by insurance and will not have a material adverse effect on their financial position or results of operations.

The Parent’s interest in the Company has been pledged as collateral for the Parent’s borrowings under various credit agreements.

Current Operations

Final determination of amounts earned under prospective payment and cost-reimbursement arrangements is subject to review by appropriate governmental authorities or their agents. The Company believes adequate provision has been made for any adjustments that may result from such reviews.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in substantial compliance with all applicable laws and regulations and is not aware of any material pending or threatened investigations involving allegations of potential wrongdoing. While no material regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs.

4. Long-Term Debt

Long-term debt consists of the following:

		PREDECESSOR
	DECEMBER 31, 2010	DECEMBER 31, 2009	JUNE 30, 2011
			(Unaudited)
Mortgage loan on facility, maturing in 2036 bearing a fixed interest rate of 6.99%	$6,662,010	$6,750,776	$—
Capital lease obligations	126,271	70,521	105,446

	6,788,281	6,821,297	105,446
Less current portion	140,153	114,614	52,163

Long-term debt	$6,648,128	$6,706,683	$53,283

Mortgage Loans

At December 31, 2010, the Company had $6,662,010 debt outstanding under a mortgage loan agreement insured by the U.S. Department of Housing and Urban Development (“HUD”). The mortgage loan insured by HUD was secured by real estate located at 575 South DuPont Highway, New Castle, Delaware. Interest accrues on the HUD loan at 6.99% and principal and interest were payable in 420 monthly installments through October 2036. The carrying amount of assets held as collateral approximated $6,101,753 at December 31, 2010.

HHC DELAWARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The HUD mortgage loan was repaid by UHS in June 2011.

Other

The aggregate maturities of long-term debt, including capital lease obligations, were as follows as of December 31, 2010:

2011	$140,153
2012	144,624
2013	145,021
2014	120,407
2015	125,774
Thereafter	6,112,302

Total	$6,788,281

5. Operating Leases

The Company has assumed or executed various non-cancelable operating leases. At December 31, 2010, future minimum lease payments under operating leases having an initial or remaining non-cancelable lease term in excess of one year are as follows:

2011	$14,461
2012	14,461
2013	14,461
2014	14,461
2015	14,461

Total	$72,305

6. Income Taxes

The provision for income taxes attributable to income from operations consists of the following:

Provision for Income Taxes

		PREDECESSOR			PREDECESSOR
	NOVEMBER 16, 2010 THROUGH DECEMBER 31, 2010	JANUARY 1, 2010 THROUGH NOVEMBER 15, 2010	YEAR ENDED DECEMBER 31, 2009	SIX MONTHS ENDED JUNE 30, 2011	SIX MONTHS ENDED JUNE 30, 2010
				(Unaudited)
Current:
Federal	$115,116	$33,502	$45,357	$225,940	$87,967
State	—	—	—	—	—

	115,116	33,502	45,357	225,940	87,967
Deferred:
Federal	(128,119)	322,359	317,827	(74,526)	132,688
State	(3,545)	96,886	98,874	41,225	60,075

	(131,664)	419,245	416,701	(33,301)	192,763

Provision (benefit) for income taxes	$(16,548)	$452,747	$462,058	$192,639	$280,730

HHC DELAWARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The reconciliation of income tax computed by applying the U.S. federal statutory rate to the actual income tax expense attributable to income from operations is as follows:

		PREDECESSOR			PREDECESSOR
	NOVEMBER 16, 2010 THROUGH DECEMBER 31, 2010	JANUARY 1, 2010 THROUGH NOVEMBER 15, 2010	YEAR ENDED DECEMBER 31, 2009	SIX MONTHS ENDED JUNE 30, 2011	SIX MONTHS ENDED JUNE 30, 2010
				(Unaudited)
Federal tax	$(14,420)	$388,471	$397,828	$165,788	$240,879
State income taxes (net of federal)	(2,304)	62,976	64,268	26,795	39,049
Other	176	1,300	(38)	56	802

Provision (benefit) for income taxes	$(16,548)	$452,747	$462,058	$192,639	$280,730

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising temporary differences are as follows:

		PREDECESSOR
	DECEMBER 31, 2010	DECEMBER 31, 2009	JUNE 30, 2011
			(Unaudited)
Deferred Tax Assets:
Net operating loss carryforwards	$83,446	$111,300	$46,885
Allowance for doubtful accounts	444,814	564,854	563,547
Accrued liabilities	108,044	85,344	109,305
Other	9,144	5,247	10,118

Total deferred tax assets	645,448	766,745	729,825
Deferred tax liabilities:
Intangible assets	(322,174)	(232,236)	(367,083)
Property and equipment	(667,465)	(586,278)	(673,661)
Other	—	(4,841)	—

Total deferred tax liabilities	(989,639)	(823,355)	(1,040,744)

Total net deferred tax liability	$(344,191)	$(56,610)	$(310,889)

The Company has state net operating loss carryforwards as of December 31, 2010 that total approximately $1.5 million which will expire in years 2026 through 2028.

The Company had state net operating loss carryforwards as of June 30, 2011 that total approximately $0.8 million which will expire in years 2026 through 2028.

HHC DELAWARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Employee Benefit Plan

The Company participates in a Parent-sponsored tax-qualified profit sharing plan with a cash or deferred arrangement whereby employees who have completed three months of service and are age 21 or older are eligible to participate. The Plan allows eligible employees to make contributions of 1% to 85% of their annual compensation, subject to annual limitations. The Plan enables the Parent to make discretionary contributions into each participant’s account that fully vest over a four year period based upon years of service. No contributions were made by the Parent to the Plan during the period November 16, 2010 through December 31, 2010, the predecessor periods January 1, 2010 through November 15, 2010, and for the year ended December 31, 2009, or the six months ended June 30, 2011 (unaudited).

8. Subsequent Events

In March, 2011, UHS entered into an agreement to sell the Company to a third party for approximately $21.5 million. The transaction closed on July 1, 2011.

The Company has evaluated subsequent events through August 18, 2011, the date these financial statements were available to be issued, and determined that: (1) no subsequent events have occurred that would require recognition in the accompanying consolidated financial statements; and (2) no other subsequent events have occurred that would require disclosure in the notes thereto.

8,250,000 Shares

Acadia Healthcare Company, Inc.

Common Stock

PRELIMINARY PROSPECTUS

Joint Book-Running Managers

Citigroup

BofA Merrill Lynch

Jefferies

Co-Managers

Raymond James

RBC Capital Markets

Avondale Partners

                    , 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

SEC registration fee	$16,667.81
FINRA filing fee	$15,062.00
Printing expenses	$100,000
Legal fees and expenses	$225,000
Accounting fees and expenses	$175,000
Miscellaneous expenses	$20,000

Total expenses	$551,729.81

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

In accordance with our amended and restated bylaws, we must indemnify our directors and officers to the fullest extent authorized by the Delaware General Corporation Law (“DGCL”) and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified.

We entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to continue to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

On November 1, 2011, we completed the sale to Jefferies & Company, Inc. (the “Initial Purchaser”) of $150.0 million in aggregate principal amount of our 12.875% Senior Notes due 2018 (the “Senior Notes”), and the Initial Purchaser resold the Senior Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 and to persons outside of the United States pursuant to Regulation S under the Securities Act of 1933. The Senior Notes were sold at an offering price of 98.323% of the face value of the Senior Notes. The $147.5 million in proceeds from the Senior Notes were used primarily to fund a cash dividend of $74.4 million to existing Acadia stockholders, repay PHC indebtedness of $26.4 million, fund the $5.0 million cash portion of the merger consideration issued to the holders of PHC’s Class B Common Stock, pay a $20.6 million fee to terminate the professional services agreement between Acadia and Waud Capital Partners and pay transaction expenses related to the PHC Merger. Pursuant to a registration rights agreement between the Initial Purchasers and Acadia, on January 27, 2012, the Company exchanged all of the then outstanding Senior Notes for registered notes under the Securities Act of 1933.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b) Financial Statement Schedules

Schedule I Condensed Parent Company only Financial Statements.

The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the subsidiaries of the Company exceed 25% of the consolidated net assets of the Company. The ability of the Company’s operating subsidiaries to pay dividends may be restricted due to the terms of the subsidiaries’ revolving line of credit facility and equipment term note.

The condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method. Refer to the consolidated financial statements and notes presented above for additional information and disclosures with respect to these financial statements.

Schedule II Valuation and Qualifying Accounts

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Acadia Healthcare Company, Inc., a Delaware corporation, has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Franklin, Tennessee, on May 9, 2012.

ACADIA HEALTHCARE COMPANY, INC.

By:	/s/ Joey A. Jacobs
Name:	Joey A. Jacobs
Title:	Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on May 9, 2012:

SIGNATURE	TITLE

/s/ Joey A. Jacobs Joey A. Jacobs	Chief Executive Officer and Chairman of the Board (principal executive officer)

* Jack E. Polson	Executive Vice President and Chief Financial Officer (principal financial officer)

* David Duckworth	Chief Accounting Officer (principal accounting officer)

* Bruce A. Shear	Executive Vice Chairman, Director

*	Director
Matthew W. Clary

*	Director
Bradley M. Eckmann

*	Director
Eric S. Gordon

*	Director
Christopher J. Graber

*	Director
William F. Grieco

SIGNATURE	TITLE

*	Director
Matthew A. London

*	Director
Wade D. Miquelon

*	Director
David O. Neighbours

/s/ Reeve B. Waud	Director
Reeve B. Waud

*	The undersigned, by signing his name hereto, signs and executes this Amendment No. 1 to the registration statement pursuant to the Powers of Attorney executed by the above-named signatories and previously filed with the Securities and Exchange Commission on April 30, 2012.

/s/ Christopher L. Howard
Christopher L. Howard
Attorney-in-fact

/s/ Reeve B. Waud
Reeve B. Waud
Attorney-in-fact

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

1.1	Form of Underwriting Agreement.

2.1*	Agreement and Plan of Merger, dated May 23, 2011, by and among Acadia Healthcare Company, Inc., Acadia Merger Sub, LLC and PHC, Inc. (1)

2.2	Agreement and Plan of Merger, dated February 17, 2011, by and among Acadia Healthcare Company, Inc. (f/k/a Acadia Healthcare Company, LLC), Acadia—YFCS Acquisition Company, Inc., Acadia—YFCS Holdings, Inc., Youth & Family Centered Services, Inc., each of the stockholders who are signatories thereto, and TA Associates, Inc., solely in the capacity as Stockholders’ Representative. (1)

2.3	Membership Interest Purchase Agreement, dated December 30, 2011, by and among Hermitage Behavioral, LLC, Haven Behavioral Healthcare Holdings, LLC and Haven Behavioral Healthcare, Inc. (2)

2.4	Asset Purchase Agreement, dated as of March 15, 2011, between Universal Health Services, Inc. and PHC, Inc. for the acquisition of MeadowWood Behavioral Health System. (1)

3.1	Amended and Restated Certificate of Incorporation of Acadia Healthcare Company, Inc., as filed on October 28, 2011 with the Secretary of State of the State of Delaware. (3)

3.2	Amended and Restated Bylaws of the Registrant. (3)

4.1	Specimen of Acadia Healthcare Company, Inc. Common Stock Certificate. (4)

4.2	Indenture, dated November 1, 2011, by and among Acadia Healthcare Company, Inc., the guarantors party thereto and U.S. Bank National Association. (3)

4.3	Form of 12.875% Senior Note due 2018. (3)

4.4	Registration Rights Agreement, dated November 1, 2011, by and among Acadia Healthcare Company, Inc., the guarantors party thereto and Jefferies & Company, Inc. (3)

4.5	Stockholders Agreement, dated November 1, 2011, by and among Acadia Healthcare Company, Inc. and certain stockholders party thereto. (3)

4.6	Registration Rights Agreement, dated April 1, 2011, by and among Acadia Healthcare Holdings, LLC and the other persons party thereto. (4)

5.1	Opinion of Kirkland & Ellis LLP, regarding legality of the securities to be issued.

10.1	Credit Agreement, dated April 1, 2011, by and between Bank of America, N.A. (Administrative Agent, Swing Line Lender and L/C Issuer) and Acadia Healthcare Company, Inc. (f/k/a Acadia Healthcare Company, LLC). (1)

10.2	First Amendment to the Credit Agreement, dated July 12, 2011, by and among Bank of America, N.A. (Administrative Agent, Swing Line Lender and L/C Issuer), Acadia Healthcare Company, Inc. (f/k/a Acadia Healthcare Company, LLC), and the lenders listed on the signature pages thereto. (1)

10.3	Second Amendment to the Credit Agreement, dated July 12, 2011, by and among Bank of America, N.A. (Administrative Agent, Swing Line Lender and L/C Issuer), Acadia Healthcare Company, Inc. (f/k/a Acadia Healthcare Company, LLC), and the lenders listed on the signature pages thereto. (1)

10.4	Third Amendment to the Credit Agreement, dated December 15, 2011, by and among Bank of America, N.A. (Administrative Agent, Swing Line Lender and L/C Issuer), Acadia Healthcare Company, Inc. (f/k/a Acadia Healthcare Company, LLC), and the lenders listed on the signature pages thereto. (5)

10.5	Fourth Amendment to the Credit Agreement, dated March 1, 2012, by and among Bank of America, N.A. (Administrative Agent, Swing Line Lender and L/C Issuer), Acadia Healthcare Company, Inc. (f/k/a Acadia Healthcare Company, LLC), and the lenders listed on the signature pages thereto. (6)

EXHIBIT NUMBER	DESCRIPTION

10.6	Security and Pledge Agreement, dated April 1, 2011, by and between Bank of America, N.A. (Administrative Agent, Swing Line Lender and L/C Issuer) and Acadia Healthcare Company, Inc. (f/k/a Acadia Healthcare Company, LLC). (1)

†10.7	Employment Agreement, dated as of January 31, 2011, between Acadia Management Company, Inc. and Joey A. Jacobs. (1)

†10.8	Employment Agreement, dated as of January 31, 2011, between Acadia Management Company, Inc. and Jack E. Polson. (1)

†10.9	Employment Agreement, dated as of January 31, 2011, between Acadia Management Company, Inc. and Brent Turner. (1)

†10.10	Employment Agreement, dated as of January 31, 2011, between Acadia Management Company, Inc. and Christopher L. Howard. (1)

†10.11	Employment Agreement, dated as of January 31, 2011, between Acadia Management Company, Inc. and Ronald M Fincher. (1)

†10.12	Employment Agreement, dated as of March 29, 2011, between Acadia Management Company, Inc. and Norman K. Carter, III. (1)

†10.13	Employment Agreement, dated as of May 23, 2011, by and between Acadia Healthcare Company, Inc. and Robert Boswell. (1)

†10.14	Employment Agreement, dated as of May 23, 2011, by and between Acadia Healthcare Company, Inc. and Bruce A. Shear. (1)

†10.15	Employment Agreement, dated as of May 23, 2011, by and between Acadia Healthcare Company, Inc. and Alexander Luvall. (1)

†10.16	Incentive Bonus Letter, dated January 4, 2010, by and between Norman K. Carter, III and Acadia Management Company, Inc. (1)

†10.17	PHC, Inc.’s 1993 Stock Purchase and Option Plan, as amended December 2002. (1)

†10.18	PHC, Inc.’s 1995 Non-Employee Director Stock Option Plan, as amended December 2002. (1)

†10.19	PHC, Inc.’s 1995 Employee Stock Purchase Plan, as amended December 2002. (1)

†10.20	PHC, Inc.’s 2004 Non-Employee Director Stock Option Plan. (1)

†10.21	PHC, Inc.’s 2005 Employee Stock Purchase Plan. (1)

†10.22	PHC, Inc.’s 2003 Stock Purchase and Option Plan, as amended December 2007. (1)

†10.23	Acadia Healthcare Company, Inc. 2011 Incentive Compensation Plan. (1)

†10.24	Form of Restricted Stock Unit Agreement. (1)

†10.25	Form of Incentive Stock Option Agreement. (1)

†10.26	Form of Non-Qualified Stock Option Agreement. (1)

†10.27	Form of Restricted Stock Agreement. (1)

†10.28	Form of Stock Appreciation Rights Agreement. (1)

10.29	Professional Services Agreement, dated as of April 1, 2011, between Waud Capital Partners, L.L.C. and Acadia Healthcare Company, Inc. (f/k/a Acadia Healthcare Company, LLC). (1)

10.30	Engagement Agreement, dated January 7, 2011, between True Partners Consulting LLC and Acadia Healthcare Company, Inc. (1)

EXHIBIT NUMBER	DESCRIPTION

10.31	Termination Agreement, dated November 1, 2011, by and between Waud Capital Partners, L.L.C and Acadia Healthcare Company, Inc. (3)

10.32	Form of Indemnification Agreement (for directors and officers affiliated with Waud Capital Partners). (1)

10.33	Form of Indemnification Agreement (for directors and officers not affiliated with Waud Capital Partners). (1)

21.1	List of Subsidiaries of the Registrant. (6)

23.1	Consent of Kirkland & Ellis LLP (Included in Exhibit 5.1).

23.2	Consent of Ernst & Young LLP, an independent registered public accounting firm, with respect to the audited financials of Acadia Healthcare Company, Inc.

23.3	Consent of Ernst & Young LLP, an independent registered public accounting firm, with respect to the audited financials of Youth and Family Centered Services, Inc.

23.4	Consent of Ernst & Young LLP, an independent registered public accounting firm, with respect to the audited financials of HHC Delaware, Inc. and subsidiary.

23.5	Consent of BDO USA, LLP, an independent registered public accounting firm, with respect to the audited financials of PHC, Inc.

23.6	Consent of Ernst & Young LLP, an independent registered public accounting firm, with respect to the audited financials of Haven Hospital Holdings, LLC and Haven Hospital Holdings of Texas, LLC.

24.1	Powers of Attorney (Included in Part II to this Registration Statement)

99.1**	Consent of IBIS World, Inc.

†	Indicates compensatory plan or arrangement.
*	Indicates that the exhibits thereto have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant will furnish the omitted exhibits to the SEC upon request by the SEC.
**	Previously filed by the Registrant on April 30, 2012.
(1)	Incorporated by reference to Acadia Healthcare Company, Inc.’s registration statement on Form S-4, as amended (File No. 333-175523), originally filed with the SEC on July 13, 2011.
(2)	Incorporated by reference to Acadia Healthcare Company, Inc.’s report on Form 8-K filed with the SEC on January 5, 2012 (File No. 001-35331).
(3)	Incorporated by reference to Acadia Healthcare Company, Inc.’s report on Form 8-K filed with the SEC on November 1, 2011 (File No. 001-35331).
(4)	Incorporated by reference to Acadia Healthcare Company, Inc.’s registration statement on Form S-1, as amended (File No. 333-175523), originally filed with the SEC on November 23, 2011.
(5)	Incorporated by reference to Acadia Healthcare Company, Inc.’s report on Form 8-K filed with the SEC on December 20, 2011 (File No. 001-35331).
(6)	Incorporated by reference to Acadia Healthcare Company, Inc.’s report on Form 10-K filed with the SEC on March 13, 2012 (File No. 001-35331).